

AIFUL CORPORATION
Tokyo Office
5th-Fl Tokyoekimae-Bldg.,
2-1-5 Yaesu Chuo-ku,Tokyo
104-0028 Japan
TEL: 03-3274-4561/FAX: 03-3274-4579
: ir@aiful.co.jp URL: http://www.aiful.co.jp

June 24, 2003

File No. 82-4802
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C.20549

SUPPL


RECD S.E.C.
JUN 27 2003

Re: AIFUL CORPORATION - Rule12g3-2(b)

Dear Sir / Madam;

In order for us to comply with the requirements of Rule 12g3-2(b), we, AIFUL CORPORATION (the "Company"), enclose herewith Exhibits 1 through 16, listed in the attached sheet, which are English version, English translations, adequate summaries and/or brief description in English of the documents which were published by the Company in the period from October 1, 2002 to March 31, 2003 and which are all the documents of the Company required to be furnished to SEC in respect of such period under Rule 12g3-2(b).

We will continue to submit to you English versions, English translations, adequate summaries and/or brief descriptions in English of the published documents of the Company to the extent required under Rule 12g3-2(b).

PROCESSED
JUL 11 2003
THOMSON FINANCIAL

Yours faithfully,

AIFUL CORPORATION


03024084



By
Name: Ikuo Yamauchi
Title: Chief of Investor Relations, Office of the President

dlw 6/30

AIFUL CORPORATION

Attachments

List of material information made public in Japan from October 1, 2002 to March 31, 2003

	Descriptions	Information * Provided to
Exhibit 1	Consolidated and Non-Consolidated Earnings Report (Interim FY 2003) dated November 7, 2002 (English translation)	TSE/OSE
Exhibit 2	Data Book (Interim March, 2003) (English translation contained)	
Exhibit 3	The 26th Business Report "Shareholders' Communication" dated December 2002 (brief description in English)	Shareholders
Exhibit 4	Semi-Annual Securities Report dated December 25, 2002 for the 26th Fiscal Year (Interim) from April 1, 2002 to September 30, 2002 (brief description in English)	DKALB TSE/OSE
Exhibit 5	Shelf Registration Statement dated February 6, 2003 (English translation)	DKALFB TSE/OSE
Exhibit 6	Supplements to the Shelf Registration Statement, each dated October 10 and December 4, 2002, January 21, February 17 and March 18, 2003 (brief description in English)	DKILFB TSE/OSE
Exhibit 7	Amendments to the Shelf Registration Statement, each dated November 25, November 27 and December 25, 2002 and March 10 and March 14, 2003 (brief description in English)	DKALFB TSE/OSE
Exhibit 8	The Reports on Treasury Stock Purchase, each dated November 14 and December 13, 2002 and January 17,	DKALFB TSE/OSE

	February 6 and March 10, 2003 (brief description in English)	
Exhibit 9	Press Release dated October 1, 2002 with a title "AIFUL Makes City's a Subsidiary"	Public
Exhibit 10	Press Release dated October 10, 2002 with a title "AIFUL Announce 31st, Unsecured Straight Bond Issues" (English translation)	Public
Exhibit 11	Press Release dated November 7, 2002 with a title "AIFUL Raises FY3/03 Dividend Estimate"	Public
Exhibit 12	Press Release dated December 4, 2002 with a title "AIFUL Announce 32nd, Unsecured Straight Bond Issues" (English translation)	Public
Exhibit 13	Press Release dated January 21, 2003 with a title "AIFUL Announce 33rd, Unsecured Straight Bond Issues" (English translation)	Public
Exhibit 14	Press Release dated February 17, 2003 with a title "AIFUL Announce 34th, Unsecured Straight Bond Issues" (English translation)	Public
Exhibit 15	Press Release dated March 17, 2003 with a title "AIFUL Corporation Announces Changes in Directors' Responsibilities and Other Organizational Changes	Public
Exhibit 16	Press Release dated March 18, 2003 with a title "AIFUL Announce 35th, Unsecured Straight Bond Issues" (English translation)	Public

"DKALFB" means Director-General of Kanto Local Finance Bureau.
"DKILFB" means Director-General of Kinki Local Finance Bureau.
"TSE" means Tokyo Stock Exchange.
"OSE" means Osaka Securities Exchange.

EXHIBIT 1

AIFUL CORPORATION

Consolidated Earnings Report

All financial information has been prepared in accordance with generally accepted accounting principles in Japan. Amounts shown in this accounting report and in the attached material have been rounded down (not rounded off) to the nearest unit. This document is an English translation of the Japanese-language original.

Interim FY 2003

(Ended September 30)

—Note : Forward Looking Statements—

The figures contained in this EARNINGS REPORT with respect to AIFUL's plans and strategies and other statements that are not historical facts are forward-looking statements about the future performance of AIFUL which are based on management's assumptions and beliefs in light of the information currently available to it and involve risks and uncertainties. Actual results may differ from those in the forward-looking statements as a result of various factors. Potential risks and uncertainties include, without limitation, general economic conditions in AIFUL's market, changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates paid on AIFUL's debt, and legal limits on interest rates charged by AIFUL. This EARNINGS REPORT does not constitute any offer of any securities for sale.

AIFUL Corporation (8515)

November 7, 2002

Financial Statements (Consolidated)

For the interim period ended September 30, 2002

AIFUL Corporation (8515)

Head office: Kyoto City

Company representative: Yoshitaka Fukuda
President

Inquiries: Kenichi Kayama, General Manager
Public Relations Department
TEL (03)3274-3560

Listing exchanges: Tokyo, Osaka

Date of the Board of Directors' meeting to approve financial statements: November 7, 2002

Interim dividend: Yes

1. Consolidated Business Results for the Interim Period Ended September 30, 2002

Note: All figures in these financial statements are rounded down to the nearest unit.

(1) Operating Results

	Millions of Yen – Except Per Share Data					
	Interim Period Ended September 30				FY-ended March 31,	
	2002		2001		2002	
Operating Revenue	220,224	14.9%	191,584	40.9%	397,162	41.5%
Operating Income	62,082	9.5%	56,709	6.9%	111,329	6.7%
Ordinary Income	59,322	16.8%	50,788	(2.1) %	105,067	1.5%
Net Income	30,880	23.6%	24,987	1.0%	35,063	(27.3) %
Net Income per Share (yen)		331.49 yen		288.56 yen		390.00 yen
Diluted Net Income per Share (yen)		-		-		-

Notes:

1. Losses/gains on investments accounted for with the equity method:
   - Interim period ended September 30, 2002: -
   - Fiscal year ended March 31, 2001: -
   - Interim period ended September 30, 2001: -
2. Average number of shares issued and outstanding throughout the period:
   - Interim period ended September 30, 2002: 93,155,174 shares
   - Interim period ended September 30, 2001: 86,594,530 shares
   - Fiscal year ended March 31, 2002: 89,908,062 shares
3. Changes in accounting policies: Percentages shown for net sales, operating income, ordinary income and net income represent year-on-year change.

(2) Financial Position

	Millions of Yen – Except Per Share Data		
	Interim Period Ended September 30		FY-ended March 31,
	2002	2001	2002
Total Assets	2,175,807	2,010,566	2,029,633
Shareholders' Equity	449,765	415,571	421,343
Shareholders Equity Ratio (%)	20.7%	20.7%	20.7%
Shareholders' Equity per Share (yen)	4,828.15 yen	4,450.53 yen	4,523.01 yen

Notes:

Number of shares issued and outstanding at end of period:
- Interim period ended September 30, 2002: 93,154,922 shares
- Interim period ended September 30, 2001: 93,375,920 shares
- Fiscal year ended March 31, 2002: 93,155,415 shares

(3) Cash Flow Situation

	Millions of Yen		
	Interim Period Ended September 30		FY-ended March 31,
	2002	2001	2002
Cash Used in Operating Activities	(81,563)	(172,725)	(183,755)
Cash Used in Investing Activities	(5,801)	(9,365)	(11,205)
Cash Used in Financing Activities	107,719	153,788	180,511
End-of-Period Balance of Cash and Cash Equivalents	159,439	125,126	139,126

(4) Matters Pertaining to Scope of Consolidation and Equity Method Accounting

Number of consolidated subsidiaries:	7
Non-consolidated subsidiaries accounted for with the equity method:	0
Affiliated companies accounted for with the equity method:	1

(5) Matters Pertaining to Changes in Scope of Consolidation and Equity Method Accounting

Number of companies entering scope of consolidation:	0
Number of companies leaving scope of consolidation:	0
Number of companies entering scope of equity method accounting:	1
Number of companies leaving scope of equity method accounting:	0

2. Consolidated Forecast for Fiscal Year Ending March 31, 2003

	Millions of Yen
	FY-ended March 31, 2003
Operating Revenue	451,603
Ordinary Income	125,255
Net Income	66,801

Note: Net income per share for the fiscal year ending March 31, 2003 is expected to amount to 712.09 yen.

State of the Group

The AIFUL Group is composed of AIFUL Corporation and seven related companies, four non-consolidated subsidiaries and one affiliated company. The principal business of the Company is providing consumer finance services. The Company is also developing its secured loan business as well as conducting activities in businesses such as real estate-related financing.

Business Classification		AIFUL & subsidiaries	Business Descriptions
Finance Business	Consumer finance business	Aiful Corporation	The Company, its subsidiary Happy Credit Corporation and Sinwa Co., Ltd. provide small-unsecured loans for consumers.
		Happy Credit Corporation	
		Sinwa Co., Ltd.	
		Life Co., Ltd	
		Sanyo Shinpan Co., Ltd.	
	Real estate-secured loan business	Aiful Corporation	The Company provides real estate-secured loans.
	Third party-guaranteed loan business	Aiful Corporation	The Company lends to small businesses.
		Businext Corporation	
		City's Co., Ltd.	
	Shinpan credit business	Aiful Corporation	The Company offers card shopping, per-item shopping, loans an guarantees for consumers.
		Life Co., Ltd	
		Sanyo Shinpan Co., Ltd.	
	Debt-collection business	AsTry Loan Service Corporation	The Company manages and collects a full range of receivables and loans.
Other	Real estate business	Aiful Corporation	The Company buys, sells, leases, brokers and mediates real estate.
		MARUTOH K.K.	The business has not been performed since March 31, 2001.
	Restaurant and amusement businesses	Aiful Corporation	The Company manages a chain of Taiwanese family-style restaurants and operates karaoke parlors.

The organizational chart for the Company's businesses is as follows.



AIFUL Corporation
Finance Business
Other Business
Consumer finance business
Consolidated subsidiary
Happy Credit Corporation
Consolidated subsidiary
Sinwa Co., Ltd.
Consolidated subsidiary
Life Co., Ltd.
Consolidated subsidiary
Sanyo Shinpan Co., Ltd.
Real estate-secured loan business
Third party-guaranteed loan business
Consolidated subsidiary
Businext Corporation
Affiliated companies accounted for with the equity method
City's Co., Ltd.
Shinpan credit business
Consolidated subsidiary
Life Co., Ltd
Consolidated subsidiary
Sanyo Shinpan Co., Ltd.
Debt-collection business
Consolidated subsidiary
AsTry Loan Service Corporation
Real estate business
Consolidated subsidiary
MARUTOH K.K.
Restaurant and amusement businesses
Consumes

2. Management Policies

(1) Basic Management Policies

AIFUL's primary mission is to earn the support of the general public. The Company's efforts to prioritize customer convenience and become a reliable and creative general financial Group are a reflection of this basic stance. This basic policy motivates the Company's endeavors to expand business and become a source of profit for customers, stakeholders and employees into the future

(2) Basic Policies on Profit Distribution

AIFUL's basic dividend policy is to consistently distribute profits to shareholders on the basis of a comprehensive assessment of the economic and financial situation, industry trends, and the Company's own business performance. On the basis provided by this policy , AIFUL works to distribute profits to shareholders and maximize shareholder value via a medium to long-term perspective.

AIFUL utilizes its retained earnings as a strategic resource for new business growth through a variety of alternatives, such as reinvesting funds in loans and financing mergers and acquisitions. Creating resources for future growth in this way is central to AIFUL's efforts to meet investors' expectations.

(3) Management Indicator Objectives

AIFUL believes that its position in the financial industry makes it essential for management to raise efficiency in the use of assets and the returns gained on those assets. Consequently, AIFUL's chief management goal is to maximize ROA, with a medium-term goal of consolidated ROA of 3% having been set in this respect.

(4) Medium and Long-Term Business Strategies

Japan's consumer credit market is currently worth approximately 65 trillion yen, a total that includes of 16 trillion yen in retail credit and 35.7 trillion yen in consumer loans (excluding deposit and savings-secured loans). Consumer finance companies in particular have continued to see high growth in the consumer loan market, expanding from a 3% share in 1990 to a 24.8% share, worth some 8.8 trillion yen, in 2000. AIFUL has continued to grow faster than the market for consumer finance companies has expanded, but AIFUL's medium to long-term market predictions suggest that the market is likely to mature in the near future. Consequently, the Company has established the goal of becoming a general retail-sector financial company as its key management strategy. Branching out from the conventional consumer financing market in this way will allow the Company to target the 51.6 trillion yen retail consumer loan market, which includes 35.7 billion yen in consumer loans and 16 trillion yen in retail credit.

In order to realize this goal, AIFUL is promoting management strategies geared towards diversifying product lineups and sales channels. The Company will also secure the brand value of each group company whilst also producing synergistic effects through affiliations and efficient market development. With its three existing product categories of unsecured loans, small real estate-secured loans and small business loans retaining their central role, AIFUL will introduce cash flow credit as part of its product diversification strategy, thus developing and marketing new products designed to satisfy customer needs.

With regards to product diversification, we are currently working to expand our product and service lineups to cater to the ever-widening needs of our customers. At present, we offer consumer-finance products such as unsecured loans, real-estate secured loans, and business loans. At a groupwide level, we also offer such services as credit cards, other credit services, and guarantees. Fundamentally, AIFUL is aiming to put in place a structure which eliminates overlap losses between group companies, and provides customers with a full selection of products and services. In so doing, the company will cater to each and every need consumers bring to the retail industry.

Moving onto strategies to diversify channels to new customers, AIFUL will form affiliations with companies active in other industries. Establishing new companies, purchasing companies through M&A, and utilizing new infrastructure such as the Internet: all these initiatives and more will tie into offering customers new levels of convenience.

During the interim period under review, AIFUL purchased a portion (42.2%) of the stock of City's Co., Ltd. in a bid to strengthen the AIFUL Group's position in the corporate loan business. In a subsequent development on October 1, the Group made a wholly owned subsidiary of City Green, City's' holding company, through a standard exchange of stock. As such, both companies have been conducting their respective operations as consolidated subsidiaries of the AIFUL Group since October of this year.

(5) Challenges

AIFUL has expanded and grown steadily since its establishment as a consumer finance company. As outlined above, however, the consumer credit market is expected to move into a period of stable growth, and consequently competition will become even fiercer, extending beyond the retail credit and consumer finance market segments. To prevail in this competition, AIFUL has added subsidiaries such as Life Co., Ltd., to the Group and prepared the groundwork to becoming a general retail finance company with products and marketing channels that can adapt to any situation. Pursuing synergistic effects derived from the combination of each group company's management assets—reflecting the brand concept of reliability and creativity—and endeavoring to ensure stable revenues, AIFUL will continue to build on this foundation.

(6) Branding Strategies

AIFUL has always taken its responsibilities as a corporate citizen extremely seriously. In this vein, the company has sponsored a city marathons and other events, taken part in volunteer work, and conducted the 'National Park Eco-Tissue Distribution' and other campaigns to make a contribution to environmental protection and awareness. During the interim period under review, AIFUL continued to work for heightened brand awareness through commencing the selection process for the second 'Volunteer Heartful Prize' and a broad spectrum of related activities.

In addition to the above, the company established a new loan advisor system as part of its efforts to promote its consulting services. These services cater intimately to customers' needs, and are yet one more example of the way in which AIFUL insists on basing its business activities on careful considerations of consumers' perspectives.

In group branding strategies, the concept of a 'Company of Quality and Creativity' has been selected on as an integrated groupwide branding idea. On the basis of this motto, AIFUL will go on boosting awareness of its position as a comprehensive finance company.

(7) Business Issues

The Japanese economy is currently suffering from stagnation in the stock market and a slump in consumer spending brought on by doubts relating to employment and income. As such, the interim period under review saw no end to the many uncertainties which shroud future prospects.

Against this operating backdrop, the finance industry has been forced to deal with significant bankruptcy expenses accompanying a stubbornly high unemployment rate and a rise in the number of personal bankruptcies. Intensification of competition across the board in the consumer credit market is also predicted to add to these troubles.

AIFUL has moved to deal with these introducing new group members such as Life Co., Ltd., a major credit card company, and Businext Corporation in recent years. In so doing, the AIFUL has carved out a position as a total financial services company in the retail finance segment, one possessed of a full range of products and business channels to fully cater to customer needs. Building on these successes, the AIFUL Group will organically derive new synergies between individual group members. At the same time, the group brand motto of a 'Company of Quality and Creativity' will provide the basis for allowing both new levels of efficiency in management and the maintenance of a stable profit foundation.

3. Results of Operations

(1) Summary of Operations

Business Environment

During the interim period under review, the Japanese economy continued to weaken as a result of adverse effects brought on by the economic difficulties of the U.S. Doubts about the trustworthiness of Japan's finance system refused to abate, and stock prices failed to stage any significant recovery. Exacerbating these problems was an unprecedented absolute unemployment rate of 5.5%, which combined with the abovementioned factors to make for an exceedingly difficult operating environment.

Against this operating backdrop, major players in the consumer finance industry embarked upon new, aggressive marketing campaigns in which innovative television commercials played key roles. However, the high unemployment rate served to prolong consumers' reluctance to take out loans. The number of new unsecured loans extended was disappointing for AIFUL, and a climb in the number of personal bankruptcies added to the generally gloomy picture.

The interim period under review also saw large finance companies make new headway in the credit card business. Simultaneously, industry-straddling guarantee alliances accelerated, as did entrances to the consumer loan business on the part of regional banks and shinkin. These changes were all representative of the unprecedented levels of competition now developing in the finance industry, competition which is radically restructuring the relationship between consumer finance, credit, credit cards, and banks.

Operations

(1. AIFUL Corporation)

During the interim period under review, AIFUL's loan business witnessed the company pursuing product diversification strategies in unsecured loans, real-estate secured loans, and business loans to more comprehensively cater to customer needs. These efforts tied into solid progress in loan balances at end of period.

In attempts to boost sales efficiency, AIFUL also brought renewed focus to the 'scrap and build' policy it adopts with regards to its branches. This shift took the numbers of staffed and automated locations at the end of the period to 542 and 1,042 respectively, for a total of 1,588 branches dedicated solely to providing customers with secured loans.

CD-ATM networks benefited from the forging of alliances with eight new banks, which took the number of CD-ATMs AIFUL customers have access to 32,882, including AIFUL's own ATMs. Furthermore, October of this year saw the creation of an ATM alliance with IT Bank Co., Ltd., as a result of which AIFUL customers will be able to make use of cash withdrawal and paying-in services at the Seven-Eleven convenience store chain. These developments represent major network expansion achievements.

In June 2002, Life was registered as a principal member of the MasterCard network. On the basis of this, Life's systems and infrastructure allowed AIFUL to start issuing MasterCard. This change represented a big step forward for AIFUL with regards to customer service.

Credit investigation is another area which saw new developments during the interim period under review. In April 2002, AIFUL introduced its seventh scoring system as a response to climbing personal bankruptcy and unemployment rates. The new system has made possible new levels of accuracy in credit investigation.

As a result of the foregoing factors, AIFUL's total loan balance at the end of the interim period under review rose 10.2% over the same time the previous year to come to 1,372,928 million yen.

AIFUL has now finished the planning and preparatory stages relating to the establishment of new contact centers. These centers are due to introduce new efficiency to operations and capital use, and will play host to the creation of a sophisticated computer system which will make possible the delivery of high-quality, high-efficiency, low-cost services.

In the guarantee business, AIFUL took steps to further enhance its position in financial services. Specifically, the company reinforced its guarantee-related operations with regards to consumer and business loans offered by financial institutions. At the end of the interim period under review, the number of guarantee partners came to 15 banks and two companies, with the guarantee balance reaching 9,907 million yen. These figures make clear the way in which this business area is turning into a stable contributor to earnings.

(2. Life Co., Ltd.)

During the interim period under review, Life continued to dedicate its energies to changing its loan portfolio from a low-profit structure to a high-profit structure. This bid to put in place a more stable profit foundation is resulting in steady progress, as Life withdraws from low-profit areas such as auto loans, and commits its management resources to potentially high-profit areas such as credit card shopping and cashing loans, and other consumer finance areas.

In the credit card business, Life made concerted efforts to boost the number of cardholders, the single most important factor in profits for this area. The company recorded a key success here in forging an alliance with major home center chain Komeri Co., Ltd. Life had been issuing cards accepted at major electrical appliance retail chain DeODEO since November 2001, and the Komeri alliance represented continued progress in issuing alliance-based credit cards. Additionally, Life MasterCard compatible with Eddy, the world's first electronic money system, became available in September 2002, and an ATM paying-in service accessible to all Life cardholders also came online during the interim period under review. In these ways and others, Life is attracting new customers and bolstering its services.

As a result of these endeavors, the number of Life cardholders rose some 1.93 million from 7.48 million at the beginning of the interim period under review, to 9.41 million at the end of the period.

In the per-item credit business, Life withdrew from the low-profit auto-loan business. At the same time, the company aggressively expanded the number of Life-affiliated stores, taking the total number of such stores up 6.2% over the same time the previous year to 79,000.

In the consumer finance business, proactive branch network developments and relocations to more favorable locations provided a focus. A total of 28 new branches were added to the Life network, bringing the number of 'Life Cashing Plazas' at the end of the interim period under review to 155.

In the guarantees business, Life withdrew from offering guarantees for auto and housing-related loans. However, the company reinforced its position in other respects by revising its bank loan guarantee rates and cultivating a new stratum of collaborators in this important business area.

These factors took Life's total balance of loans to customers and credit guarantee installment receivables at the end of the interim period under review up 11.6% over the same time the previous year to 660,753 million yen, a figure which includes 247,317 million yen of off-balance sheet receivables resulting from the liquidization of certain other receivables. The breakdown of this figure was as follows: credit cards down 0.3% to 65,225 million yen, per-item credit up 26.8% to 168,505 million yen, credit card cashing loans up 32.7% to 288,185 million yen, credit guarantee installment receivables down 21.3% to 124,742 million yen, and other businesses down 22.6% to 14,904 million yen.

Volume of business for the period was as follows. The credit card business rose 21.7% to 134,852 million yen, the per-item business climbed 62.4% to 80,740 million yen, and the credit card cashing and Play Card businesses increased 2.7% to 114,447 million yen.

Synergies Resulting From the Acquisition of Life

Since its purchase by AIFUL, Life has significantly improved its profit base, and is now making valuable contributions to the income of the AIFUL Group. However, the synergies made possible by the acquisition of this company do not stop there.

Life has benefited thanks to access to AIFUL's scoring and credit investigation expertise and its debt collection know-how. These additions are making major contributions to the rapid growth of Life's cashing loan business, and the company's newfound management efficiency.

For its part, Life has provided AIFUL with an enhanced understanding of the credit card business and means of introducing related systems in an affordable manner. Furthermore, Life and AIFUL are also jointly developing IT systems and integrating their back office staff divisions in an attempt to introduce still higher efficiency in the use of capital.

The addition of Life to the AIFUL Group represents the acquisition of a major credit card brand, an invaluable asset not possessed by any of AIFUL's main competitors. Not only does this asset bring a new strength to brand strategies, it also makes it possible to introduce higher levels of flexibility and expandability to alliances and joint ventures than would be otherwise are possible.

(3. Other Group Companies)

Businext, a joint venture set up in conjunction with the Sumitomo Trust and Banking Co., Ltd., has been focusing its attention on Direct Mail-related operating activities and building up a base of high-quality loan clients. These efforts took the company's total loan balance at the end of the interim period under review up 374.6% to 11,657 million yen.

Happy Credit Corporation, Sinwa Corporation, and Sanyo Shinpan Co., Ltd. have all adopted AIFUL's scoring systems in order to derive new synergies. As a result, loans to customers rose 12.7% to 33,555 million yen and 21.8% to 23,210 million yen at Happy Credit and Sinwa respectively, and loans to customers and installment receivables climbed 3.7% to 11,806 million yen at Sanyo Shinpan. Further growth is expected to result from these synergies in the future.
(Note: The figure for loans to customers and installment receivables at Sanyo Shinpan includes installment receivables.)

These three companies have also relocated their head offices to the same building as AIFUL head office. This move represented the companies' desires to produce further groupwide synergies through introducing new speed to decision-making. Lastly, the companies have succeeded in integrating their ATMs into the larger AIFUL network, significantly boosting customer convenience thereby.

As a consequence of the foregoing factors, total loans to customers at AIFUL and its five consolidated subsidiaries at the end of the interim period under review rose 14.3% over the same time the previous year to 1,740,076 million yen, and installment receivables climbed 16.6% to 235,155 million yen. However, credit guarantee installment receivables fell 18.1% to 130,503 million yen, and others fell 22.3% to 14,143 million yen.

(Note: The above figures include 247,317 million yen of off-balance sheet receivables resulting from the liquidization of certain other receivables. This figure itself consists of 153,622 million yen of loans (up 32.9% over the same time the previous year) and 93,695 million yen of installment receivables (up 57.7% over the same time the previous year).)

Capital Procurement

AIFUL Corporation's capital procurement efforts continued to gain ground during the year under review. Diversification in financing methods was achieved with the procurement of 43 billion yen through the issue of standard domestic bonds.

AIFUL will continue to cut costs and secure stable financing by diversifying capital procurement methods.

Operating Results

As a result of the above activities, operating revenue for the year jumped 14.9%, to 220,224 million yen for the consolidated interim period.

AIFUL's operating revenue climbed 7.4% to 162,460 million yen, comprising 73.8% of the Group's revenues. Life recorded operating revenue of 48,363 million yen, accounting for 41.9% comprising 22.0% of the Group's revenues. Of the total, 199,615 million yen, or 90.6%, was accounted for by operating interest on loans, 10,746 million yen, or 4.9%, by revenue from installment receivables, 1,935 million yen, or 0.9%, by guarantee revenue, and 7,926 million yen, or 3.6%, by other revenue.

Operating interest on loans accounts for 79.1% of AIFUL's revenues. This figure can be broken down into 83.0% in unsecured loans, 15.6% in real estate-secured loans and 1.4% in business loans.

Operating expenses for the AIFUL Group totaled 158,141 million yen. AIFUL's operating expenses accounted for 65.5%, or 103,541 million yen, of this total, while Life's operating expenses accounted for 28.8%, or 45,559 million yen. Of total group operating expenses 59,313 million yen, or 37.5%, consisted of expenses for doubtful receivables, 18,777 million yen, or 11.9%, of financing expenses, 11,962 million yen or 7.6%, of advertising expenses, 22,968 million yen, or 14.5%, of personnel expenses, and 9,500 million yen, or 6.0%, of commissions paid.

The 1,293 million yen in write-down of consolidation adjustment account accrued with the purchases of Life Co., Ltd. and Shinwa Co., Ltd. was recorded as an operating expense.

As a result, consolidated operating income for the interim period rose 9.5% to 62,082 million yen, and AIFUL's operating income increased 16.8% to 59,322 million yen. Consolidated ordinary income for the interim period rose 23.6% to 30,880 million yen, while AIFUL's ordinary income rose 13.4% to 58,465 million yen and net income this period rose13.4% to 30,396 million yen.

Outlook for the Current Consolidated Accounting Period (Ending March 31, 2003)

As the slowdown of the global economy comes to be seen as increasingly certain, the Japanese economy too continues to suffer from stagnation in corporate profits, employment-related uncertainties, and other factors. Accordingly, predictions about how economic environments will develop in the near future are rendered extremely difficult.

The finance industry is not removed from these problems, struggling as it is with high levels of unemployment. Bankruptcy rates look set to keep rising, forcing management to conclude that improvements in the AIFUL Group's business conditions cannot be hoped for yet.

In response to these challenges, AIFUL will continue to set itself unambiguous goals as it commits the energies of the entire group to pushing up its balances for high-quality loans. Working for maximal cost reductions and all-round improvements in management performance, the company will maintain steady flows of income.

After consideration of the issues described above, we predict a 13.7% increase to 451,603 million yen on the part of the AIFUL Group's consolidated operating revenue, and a 19.2% increase to 125,255 million yen in AIFUL's operating revenue.

Consolidated ordinary income is expected to jump 90.5% to 66,801 million yen, with a 6.4% rise to 327,067 million yen in AIFUL's non-consolidated ordinary income. Consolidated net income is expected to climb 90.5% to 66,682 million yen, while AIFUL's net income is expected to jump 62.9% to 62,479 million yen.

(2) Financial Situation

Assets

Loans totaled 1,586,454 million yen, an increase of 12.8% over the previous year. This was primarily due to steady increases in group loans. AIFUL's loans rose 10.2% to 1,372,928 million yen, Life's loans rose 32.5% to 134,563 million yen; Happy Credit's loans increased 12.7% to 33,355 million yen, and Shinwa's loans rose 21.8% to 23,210 million yen.

Credit guarantee receivables fell 18.1% to 130,503 million yen, as Life ended its involvement in the low-revenue guarantee business. Allowance for bad debt was increased 19.9% to 119,899 million yen, in consideration of economic conditions in fiscal 2002. (Consolidated loans and installment receivables do not include 153,622 million yen in Life's liquidation of certain other receivables and loans and 93,695 million yen in installment receivables.)

Adjustment for consolidated accounts fell 38.4%, to 21,549 million yen.

Liabilities

Total capital procured, including debt, commercial paper and bonds, rose 10.8% to 1,454,568 million yen. This was due to an increase in financing to correspond with the steady increase in AIFUL, Life, Happy Credit and Shinwa's operating receivables.

Shareholders' Equity

Consolidated shareholders' equity at the end of interim period rose 8.2% over the previous year to 449,765 million yen, and the equity ratio stood at 20.7%. AIFUL's non-consolidated shareholders' equity rose 8.4%, to 448,583 million yen, and non-consolidated equity ratio was 8.4%. AIFUL's shareholders' equity ratio is 24.2%.

Cash Flows

Despite procuring considerable amounts of capital through the issuance of new stock and bonds, consolidated cash and cash equivalents stood at 159,439 million yen at the end of interim period, a 34,312 million yen gain over the previous year. This was primarily due to an increase in outstanding loans through operating activities. Net cash used in operating activities was 81,563 million yen, compared to 172,725 million yen in the same period of the previous year, due to an increase in loans. Net cash used in investing activities totaled 5,801 million yen, compared to 9,365 million yen in the same period of the previous year, due to the acquisition of fixed assets. Net cash provided by financing activities came to 107,719 million yen due to the liquidation of certain other receivables and the issuance of new stock along with the expansion of operating activities and investment activities. The figure for the previous year was 153,788 million yen.

4. Consolidated Interim Financial Statements

(1) Consolidated Interim Balance Sheets

(Millions of Yen)

	End of Current Consolidated Interim Period (As of September 30, 2002)		End of Previous Consolidated Interim Period (As of September 30, 2001)		End of Previous Consolidated Accounting Period (As of March 31, 2002)	
	Amount	%	Amount	%	Amount	%
Assets						
Current Assets:						
Cash and cash equivalents	**159,551**		130,431		140,757	
Loans	**1,586,454**		1,406,482		1,482,796	
Installment receivables	**141,459**		142,360		120,756	
Credit guarantee receivables	**130,503**		159,308		140,142	
Other operating receivables	**14,143**		18,195		16,113	
Marketable securities	**2,608**		-		268	
Inventories	**901**		1,164		1,214	
Deferred tax assets:	**17,244**		7,652		9,970	
Other	**56,454**		35,855		51,496	
Allowance for bad debts:	**(101,934)**		(83,472)		(92,117)	
Total current assets	**2,007,386**	**92.3**	1,817,978	90.4	1,871,399	92.2
Fixed Assets:						
Tangible fixed assets:						
Land	**14,592**		45,948		15,162	
Other	**25,782**		29,653		25,945	
Total tangible fixed assets	**40,375**	**1.8**	75,601	3.7	41,108	2.0
Intangible fixed assets:						
Consolidation adjustment account	**21,549**		34,971		23,239	
Other	**10,375**		8,793		9,020	
Total intangible fixed assets:	**31,925**	**1.5**	43,764	2.2	32,259	1.6
Other investment assets:						
Claims in bankruptcy	**16,674**		14,808		14,267	
Deferred tax assets	**17,813**		11,547		21,264	
Other	**78,924**		62,126		65,764	
Allowance for bad debts	**(17,964)**		(16,487)		(17,220)	
Total other investment assets:	**95,447**	**4.4**	71,995	3.6	84,075	4.1
Deferred Assets:						
Bond issuing expenses	**672**	**0.0**	1,225	0.1	790	0.1
Total fixed assets	**167,748**	**7.7**	191,361	9.5	157,443	7.7
Total Assets	**2,175,807**	**100.0**	2,010,566	100.0	2,029,633	100.0

(Millions of Yen)

	End of Current Consolidated Interim Period (As of September 30, 2002)		End of Previous Consolidated Interim Period (As of September 30, 2001)		End of Previous Consolidated Accounting Period (As of March 31, 2002)	
	Amount	%	Amount	%	Amount	%
Liabilities						
Current Liabilities:						
Notes and accounts payable - trade	**23,446**		24,621		24,056	
Credit guarantees payable	**130,503**		159,308		140,142	
Short-term debt	**64,712**		26,354		37,491	
Current portion of bonds	**80,500**		40,000		71,000	
Current portion of long-term debt	**395,998**		357,499		375,271	
Commercial paper	**15,000**		15,000		15,000	
Income taxes payable	**31,584**		23,347		16,891	
Accrued bonuses	**3,870**		4,105		3,990	
Gains on deferred installments	**8,727**		5,656		8,878	
Other	**34,685**		36,007		36,390	
Total current liabilities:	**789,028**	**36.3**	691,900	34.4	729,114	35.9
Long-Term Liabilities:						
Bonds	**375,000**		401,500		351,500	
Long-term debt	**523,357**		472,823		494,009	
Allowance for retirement benefits for employees	**6,022**		6,257		5,958	
Allowance for retirement benefits for directors	**1,085**		1,009		1,067	
Other	**28,035**		20,899		23,129	
Total long-term liabilities:	**933,500**	**42.9**	902,489	44.9	875,665	43.2
Total Liabilities	**1,722,528**	**79.2**	1,594,390	79.3	1,604,779	79.1
Minority Interests:						
Minority interests	**3,513**	**0.1**	604	0.0	3,510	0.2
Shareholders' Equity:						
Common stock	-	-	83,317	4.1	83,317	4.1
Additional paid-in capital	-	-	94,047	4.7	94,047	4.6
Consolidated retained earnings	-	-	238,332	11.9	246,239	12.1
Differences in evaluation of other marketable securities	-	-	(124)	(0.0)	(215)	(0.0)
Treasury stock	-	-	(0)	(0.0)	(2,045)	(0.1)
Common stock	**83,317**	**3.9**	-	-	-	-
Capital surplus	**94,047**	**4.3**	-	-	-	-
Earned surplus	**274,688**	**12.6**	-	-	-	-
Differences in evaluation of other marketable securities	**(237)**	**(0.0)**	-	-	-	-
Treasury stock	**(2,049)**	**(0.1)**	-	-	-	-
Total Shareholders' Equity	**449,765**	**20.7**	415,571	20.7	421,343	20.7
Total Liabilities, Minority Interests and Shareholders' Equity	**2,175,807**	**100.0**	2,010,566	100.0	2,029,633	100.0

(2) Consolidated Statements of Income

(Millions of Yen)

	Current Consolidated Interim Period From April 1, 2002 to September 30, 2002		Previous Consolidated Interim Period From April 1, 2001 to September 30, 2001		Previous Consolidated Accounting Period From April 1, 2001 to March 31, 2002	
	Amount	%	Amount	%	Amount	%
Operating Revenue:						
Interest on loans to customers	**199,615**	**90.7**	172,906	90.3	359,318	90.5
Credit card revenue	**3,828**	**1.7**	3,146	1.6	6,742	1.7
Per-item credit revenue	**6,917**	**3.1**	4,005	2.1	10,353	2.6
Credit guarantee revenue	**1,935**	**0.9**	2,160	1.1	4,076	1.0
Other financial revenue	**142**	**0.1**	302	0.2	525	0.1
Other operating revenue	**7,784**	**3.5**	9,062	4.7	16,146	4.1
Sales of property	**306**		2,509		2,823	
Revenue from service business	**527**		648		1,246	
Bad debts write-off recovery	**3,326**		2,733		5,715	
Other	**3,623**		3,171		6,360	
Total operating revenue	**220,224**	**100.0**	191,584	100.0	397,162	100.0
Operating expenses:						
Financial expenses	**18,777**	**8.5**	16,985	8.9	34,615	8.7
Interest expense	**12,404**		10,930		21,987	
Interest on bond	**4,866**		4,866		9,704	
Other	**1,507**		1,187		2,923	
Cost of sales	**444**	**0.2**	2,511	1.3	3,025	0.8
Cost of sales of property	**296**		2,330		2,677	
Cost of service business	**148**		180		348	
Other	**138,919**	**63.1**	115,378	60.2	248,191	62.5
Advertising expenses	**11,962**		13,975		26,845	
Commissions	**9,500**		10,352		19,667	
Loan losses	**-**		-		7,925	
Transfers to allowance for bad debts	**59,313**		36,174		82,020	
Employee salaries and bonuses	**15,669**		14,630		33,166	
Transfers to accrued bonuses	**3,622**		4,080		3,990	
Retirement benefit expenses	**889**		674		1,353	
Transfers allowance to directors' retirement bonuses	**39**		55		114	
Rent Fees	**12,017**		11,056		11,844	
Depreciation expense	**3,359**		3,250		6,929	
Consolidation adjustment account write-off	**1,293**		1,863		3,178	
Other	**21,253**		19,264		51,115	
Total operating expenses	**158,141**	**71.8**	134,875	70.4	285,832	72.0
Total operating income	**62,082**	**28.2**	56,709	29.6	111,329	28.0

(Millions of Yen)

	Current Consolidated Interim Period From April 1, 2002 to September 30, 2002		Previous Consolidated Interim Period From April 1, 2001 to September 30, 2001		Previous Consolidated Accounting Period From April 1, 2001 to March 31, 2002	
	Amount	%	Amount	%	Amount	%
Non-Operating Revenue:	**544**	**0.2**	428	0.2	1,333	0.3
Interest on loans	**27**		25		24	
Dividends received	**75**		29		31	
Insurance dividends received	**63**		144		530	
Other	**378**		229		746	
Non-operating expenses:	**3,304**	**1.5**	6,349	3.3	7,595	1.9
Transfers to allowance for bad debts in previous year	**2,428**		1,332		2,371	
New stock issuing expenses	**-**		4,234		4,234	
Other	**876**		781		989	
Ordinary Income	**59,322**	**26.9**	50,788	26.5	105,067	26.5
Extraordinary Income:	**407**	**0.2**	619	0.3	1,729	0.4
Recovery of debts written off in previous year	**68**		230		210	
Profit on sale of investment securities	**193**		54		140	
Refund from liquidation of security deposits and guarantees	**117**		-		1,057	
Other	**27**		334		320	
Extraordinary losses:	**955**	**0.4**	551	0.3	44,948	11.3
Loss on valuation of fixed assets	**-**		-		31,240	
Loss on sale of fixed assets	**374**		-		121	
Loss on retirement of fixed assets	**141**		313		900	
Loss on valuation of property for sale in previous year	**-**		-		2,147	
Loss on valuation of investment securities	**-**		81		706	
Transfers to allowance for bad debts	**23**		47		351	
Loan losses	**-**		99		118	
Amortization of consolidated account adjustment	**396**		-		9,130	
Other	**18**		9		230	
Income before income taxes	**58,774**	**26.7**	50,855	26.5	61,848	15.6
Corporate, local and enterprise taxes	**31,687**	**14.4**	23,353	12.2	36,292	9.1
Adjustment on corporate tax, etc.	**(3,802)**	**(1.7)**	3,059	1.6	(8,907)	(2.2)
Minority interests	**8**	**0.0**	(545)	(0.3)	(601)	(0.1)
Net income	**30,880**	**14.0**	24,987	13.0	35,063	8.8

(3) Consolidated Interim Statements of Retained Earnings

(Millions of Yen)

	Current Consolidated Interim Period From April 1, 2002 to September 30, 2002		Previous Consolidated Interim Period From April 1, 2001 to September 30, 2001		Previous Consolidated Accounting Period From April 1, 2001 to March 31, 2002	
	Amount		Amount		Amount	
Consolidated retained earnings at beginning of period		-		215,978		215,978
Increase in consolidated retained earnings						
Increase with newly consolidated company	-	-	-	-	165	165
Cash dividends	-		2,546		4,880	
Directors' and auditors' bonuses	-		87		87	
Decrease in consolidated retained earnings		-		2,633		4,967
Net income		-		24,987		35,063
Consolidated retained earnings at end of period		-		238,332		246,239
Capital Surplus:						
Capital surplus at beginning of period		**94,047**		-		-
Capital surplus at end of period		**94,047**		-		-
Earnings Surplus:						
Earned surplus at beginning of the period		**246,239**		-		-
Increase in earned surplus:						
Net income	**30,880**	**30,880**	-		-	
Decrease in earned surplus:						
Cash dividends	**2,328**		-		-	
Directors' and auditors' bonuses	**103**		-		-	
Decrease in earned surplus		**2,431**		-		-
Retained earnings at end of period		**274,688**		-		-

(4) Consolidated Statement of Cash Flows

	Millions of Yen - Rounded Down, Except Where Noted		
	Current Consolidated Interim Period	Previous Consolidated Interim Period	Previous Consolidated Accounting Period
	From April 1, 2002 to September 30, 2002	From April 1, 2001 to September 30, 2001	From April 1, 2001 to March 31, 2002
	Amount	**Amount**	**Amount**
I. Cash flow from operating activities:			
Net income before taxes	58,774	50,855	61,848
Depreciation and amortization	3,361	3,264	6,958
Write-down of consolidation adjustment account	1,690	1,863	12,309
Loss on valuation of investment securities	-	81	706
Loss on valuation of inventories	-	-	2,195
Increase in allowance for bad debts	10,561	1,698	10,639
Increase in accrued bonues	(119)	366	251
Increase in allowance for retirement benefits for employees	63	67	(231)
Increase in allowance for retirement benefits for directors	17	54	113
Non-operating interest on loans and cash dividends	(102)	(54)	(56)
New shares issuing expense	-	4,234	4,234
Amortization of bond issuing expenses	359	477	975
Loss on sale of tangible fixed assets	374	-	121
Loss on disposal of tangible fixed assets	141	313	900
Loss on valuation of fixed assets	-	-	31,240
Increase on liquidation of lease deposits and guarantees	(117)	-	(1,057)
Bonuses paid to directors	(103)	(87)	(87)
Increase in loans to customers	(103,657)	(145,440)	(221,754)
Installment receivables	(20,704)	(55,718)	(34,113)
Other gain (loss) on trade receivables	1,969	4,941	7,024
Decrease in claims in bankruptcy	(2,407)	(2,949)	(2,408)
Increase in stored goods	313	1,871	2,155
Decrease in prepaid expenses	(59)	820	528
Decrease in long-term prepaid expenses	(464)	(210)	(1,614)
Increase in other current assets	(12,171)	(4,159)	(12,828)
Increase in other current liabilities	(3,241)	(9,612)	(7,022)
Other	850	406	427
Subtotal	**(64,671)**	**(146,913)**	**(138,542)**
Non-operating interest on loans and cash dividends	102	54	56
Payments for corporate and other taxes	(16,995)	(25,866)	(45,268)
Cash flow from operating activities	**(81,563)**	**(172,725)**	**(183,755)**

	Millions of Yen - Rounded Down, Except Where Noted		
	Current Consolidated Interim Period	Previous Consolidated Interim Period	Previous Consolidated Accounting Period
	From April 1, 2002 to September 30, 2002	From April 1, 2001 to September 30, 2001	From April 1, 2001 to March 31, 2002
	Amount	**Amount**	**Amount**
II. Cash flow from investing activities:			
Disbursements for investments in term deposits	(126)	(5,267)	(5,484)
Revenue from payments of term deposits	1,569	1,974	6,010
Increase in beneficial interest in trusts	255	(0)	(0)
Funds used for purchase of tangible fixed assets	(1,009)	(2,167)	(3,516)
Gain on sale of tangible fixed assets	527	19	199
Funds used for purchase of intangible fixed assets	(3,226)	(2,405)	(4,757)
Funds used for purchase of intangible fixed assets	(2,599)	-	-
Gain on sale of intangible fixed assets	260	-	-
Funds used for purchase of investment securities	(8,973)	(1,502)	(3,665)
Funds provided by sales of investment securities	1,126	155	1,526
Funds provided by sales of subsidiaries' stock	-	-	4,199
Funds used for acquisition of paid-in capital	-	-	(250)
Funds provided by sale of paid-in capital	183	36	68
Funds used in collections of long-term loans receivables	(1,181)	(338)	(7,293)
Gain on collection of long-term loans receivable	7,174	60	265
Funds used for purchases of investments and other assets	(65)	(129)	(256)
Funds provided from sales of investments and other assets	116	392	638
Others	167	(191)	1,113
Cash flow from investing activities	**(5,801)**	**(9,365)**	**(11,205)**
III. Cash flow from financing activities:			
Increase in short-term debts	216,142	90,686	196,725
Payments for repayment of short-term debt	(188,922)	(96,655)	(191,557)
Increase in long-term debt	267,946	258,794	444,945
Repayments of long-term debt	(217,871)	(242,912)	(390,105)
Cash from issue of corporate bonds	42,757	69,608	80,546
Loss on redemption of bonds	(10,000)	(6,000)	(36,000)
Cash on issue of stock	-	82,813	82,813
Increase in treasury stock	(4)	(0)	(2,045)
Gain on payments from minor shareholders for establishment of subsidiaries/affiliates	-	-	70
Cash dividends paid	(2,328)	(2,546)	(4,880)
Cash flow from financing activities	**107,719**	**153,788**	**180,511**
IV. Effect of exchange rate changes on cash and cash equivalents	(41)	(6)	15
V. Increase (Decrease) in cash and cash equivalents	**20,312**	**(28,308)**	**(14,433)**
VI. Balance of cash and cash equivalents at the beginning of period	**139,126**	**153,435**	**153,435**
VII. Increase in cash and cash equivalents from new consolidations	-	-	**124**
VIII. Balance of cash and cash equivalents at the end of period	**159,439**	**125,126**	**139,126**

5. Significant Accounting Policies Relating to the Financial Statements

1. Matters pertaining to consolidation

(1) No. of consolidated subsidiaries 7

Names of consolidated subsidiaries	Happy Credit Corporation, Sinwa Co., Ltd., Life Co., Ltd., Sanyo Shinpan Co., Ltd., Businext Corporation, MARUTOH K.K., AsTry Loan Service Corporation

(2) No. of non-consolidated subsidiaries 4

Reasons the companies are excluded from consolidation:

The Company's four non-consolidated subsidiaries and one affiliated company have not been included in the scope of consolidation. This is due to the fact that they are small in size and the total assets, operating income, net profit/loss and retained earnings represented in the Company's share of their equity has a small effect on the consolidated financial statements.

2. Matters concerning the application of equity method accounting

Non-consolidated subsidiaries (Life Stock Center Co., Ltd. and three others) and one affiliated company have not adopted the equity method. This is due to the fact that they are small in size, and the sums of AIFUL's share of their consolidated interim net profit or loss and retained earnings would have a negligible effect on the consolidated financial statements.

3. Matters pertaining to the settlement dates of consolidated subsidiaries

The fiscal year-end of consolidated subsidiary, MARUTOH K.K., is February 28. Financial statements as of this date are used in the preparation of the consolidated financial statements, with significant events taking place between balance sheet dates adjusted for as necessary.

4. Accounting principles used for standard accounting treatment

(1) Appraisal standards and methods for principal assets

① Marketable securities

Other marketable securities

Securities valued at market	Market value method based on the market prices on the settlement date. All valuation differences are reflected directly in shareholders' equity, the sale price being computed using the moving average method.)
Securities not valued at market	Cost method, cost being determined by the moving average method

② Derivatives: Market value method

③ Inventories

Purchased receivables:	Lower-of-cost-or-market method, cost being determined by the lowest cost accounting method
Real estate for sale	Lower-of-cost-or-market method, cost being determined by the specific cost method Property currently being leased out is depreciated as a tangible fixed asset.
Currently leased real estate	Lower-of-cost-or-market method, cost being determined by the cost method
Warehouse goods	Latest purchase cost method

(2) Depreciation methods for depreciable assets

① Tangible fixed assets: Decline balance depreciation method

Major useful lives are as follows:

Buildings and structures	3 – 50 years
Machinery and vehicles	2 – 15 years
Equipment and fittings	2 – 20 years

② Intangible fixed assets

Software	Straight-line method based on the assumed useful life for internal use (5 years)
Other	Straight-line method

(3) Accounting standards for allowances and reserves

①	Allowance for bad debts	Provision for losses on bad debts is made up to the maximum allowable based on individual assessments and the actual percentage of bad loan write-offs, as prescribed in the Corporate Income Tax Law. If that amount is deemed to be insufficient, additional provision is made.
②	Reserve for accrued bonuses	Provision for accrued bonuses to employees is made by appropriating an amount based on the estimated total bonuses that will be paid during the interim period.
③	Allowance for retirement benefits for employees	In order to provide for retirement allowances the company accrues an amount equivalent to the amount that would be paid if the payment occurred at the end of the current consolidated interim period, based on the projected amount of retirement allowance liabilities and pension assets at the end of the consolidated fiscal year.
④	Allowance for retirement benefits for directors	The Company provides for retirement benefits for directors by determining the estimated amount that would be paid if all directors retired on the balance sheet date, based upon the pertinent rules of the Commercial Code.

(4) Significant Accounting Policies for Translation of Assets and Liabilities into Japanese Currency:

Receivables and payables denominated in foreign currencies are translated at spot exchange rates prevailing at interim period end, and resulting gains or losses are included in income. Assets and liabilities of foreign subsidiaries are translated at spot exchange rates prevailing at interim period end while revenues and expenses of the same are translated at the average rates for the periods. The differences resulting from such translation are reported in "Minority Interests" and Foreign Currency Translation Adjustment," a separate component in Total shareholders' equity.

(5) Accounting treatment for lease transactions

In finance lease transactions, other than those in which the title of the leased asset is deemed to be transferred to the lessee, finance leases are treated according to the method used for ordinary loan transactions, mutatis mutandis.

(6) Hedge accounting methods

①	Hedge accounting methods	The Company uses deferred hedge accounting. However, the Company uses special accounting rules for interest swaps where appropriate.
②	Hedging methods and hedged transactions	
	Hedging methods	Interest caps and interest swaps
	Hedged transactions	Borrowing that will change the Company's cash flow depending upon changes in market interest rates (floating rate bank borrowing and corporate bonds).
③	Hedging policy	The Company uses hedge transactions to keep the percentage of fixed interest rate capital below a specified percentage of total capital funds procured.
④	Evaluation of hedge effectiveness	The Company determines the effectiveness of its hedging transactions based on a method of ratio analysis covering cumulative changes over the past ten-year period.

(7) Other Significant Accounting Policies Relating to the Financial Statements

①	Interest on loans to customers	Interest on loans to customers is recorded in accordance with accrual standards. Uncollected interest is recorded at the lower of the maximum legal interest rate and the pertinent Company interest rate.
②	Accounting standards for credit revenue	Commission charges from customers and franchised stores based upon add-on systems are treated as deferred credit profits in a lump sum at the time the credit contract is concluded, and transferred to revenues at the time the bill is made. However, customer commission charges based upon the reserve-on-balance or revolving styles are treated as revenues at the time the bill is made. The segment revenue distribution method, based on the add-on system, is the 7:8 method.
③	Loan guarantee revenues	Loan guarantee revenues are accounted for with the declining-balance method.
④	Accounting treatment of interest on debt	Interest on debt used to provide consumer loans is accounted for as financial expenses and included in operating expenses. All other interest expenses are accounted for as interest payments in non-operating expenses.

⑤	Deferred assets and bond issuing expense	Depreciated evenly over the period until maturity or over the longest period allowed by the Commercial Code (3 years), whichever is shorter.
⑥	Accounting treatment of consumption taxes	Consumption taxes are taken out of all Statement of Income items and Balance Sheet items. Consumption taxes for fixed assets that are not subject to the exclusion, however, are included in "Other" under Investment and Other Assets and are written off using the straight-line method over a five-year period.

5. Matters pertaining to the valuation of consolidated subsidiaries' assets and liabilities
   Assets and liabilities of consolidated subsidiaries are all evaluated using the market value method.
6. Write-off of the consolidation adjustment account
   The Company writes off the consolidation adjustment account using the straight-line method over a ten-year period. Items that do not have a significant effect on the consolidated financial statements, however, are written off completely in the year in which the adjustment is made.
7. Matters pertaining to appropriation of profit-related items
   Consolidated statements of retained earnings are based upon appropriated profit settled during the consolidated fiscal year.
   (Supplementary Information)
8. Accounting Methods for Elimination of Treasury Stock and Legal Reserve
   During the interim period under review, AIFUL adopted 'Accounting Standards Relating to Elimination of Treasury Stock and Legal Reserves' (No. 1, Corporate Accounting Standards). This change had no effect on profits and losses recorded for the period.

Notes

Notes to the Consolidated Balance Sheets

1. Additional paid-in capital includes an increase of 8,614 million yen in a simple equity swap with Shinwa Co., Ltd.. This includes a difference of 4,217 million yen recorded in the valuation of subsidiary's stock incurred in capital consolidation methods.

(In millions of yen)

	As of September 30, 2002	As of September 30, 2001	As of March 31, 2002
2. Total accumulated depreciation for tangible fixed assets:	27,663	32,695	27,248

3. Assets pledged as collateral and corresponding liabilities:

(1) Assets pledged as collateral:

	As of September 30, 2002	As of September 30, 2001	As of March 31, 2002
Deposits	350	350	350
Loans	660,462	520,753	559,827
Installment receivables	43,800	18,118	50,918
Inventory	148	-	153
Tangible fixed assets(Land)	1,618	8,204	1,619
Tangible fixed assets(Other)	1,086	2,241	1,124
Investment in other assets(other)	265	407	414
Total	707,731	550,076	614,408

(2) Corresponding liabilities:

	As of September 30, 2002	As of September 30, 2001	As of March 31, 2002
Short-term debt	42,290	12,280	20,210
Current portion of long-term debt	229,297	190,513	201,752
Long-term debt	319,186	270,991	295,330
Other	257	189	273
Total	591,030	473,974	517,566

Above amounts include items related to the liquidization of loans receivables, 135,315 million yen for loans, 23,760 million yen for the current portion of long-term debt, 74,488 million yen for the long-term debt.
In addition to the above, the Company has contracted to offer loans as collateral in response to borrowers' requests to the sum of 6,211 million yen for short-term debt, 71,654 million yen for current portion of long-term debt, 86,971 million yen for long-term debt, and 164,837 million yen in total. The Company has also offered 11,249 million yen for cash and cash equivalents as collateral for swap transactions.

4. Installment receivables:

	As of September 30, 2002	As of September 30, 2001	As of March 31, 2002
Card shopping	53,925	65,793	50,365
Per item shopping	87,530	76,538	70,362
Leases	1	21	24
Other	2	7	2
Total	141,459	142,360	120,756

5. Gains on deferred installments: (Millions of Yen)

	End of Current Consolidated Interim Period				End of Previous Consolidated Interim Period				End of Previous Consolidated Accounting Period			
	Balance at end of prior period	Gains during period	Amount enacted during period	Balance at end of period	Balance at end of prior period	Gains during period	Amount enacted during period	Balance at end of period	Balance at end of prior period	Gains during period	Amount enacted during period	Balance at end of period
Credit card shopping	1,043	3,827	3,771	1,099 (240)	163	4,690	4,243	610 (158)	163	7,392	6,512	1,043 (256)
Per item shopping	6,283	6,942	6,780	6,445 (662)	1,967	5,043	4,175	2,835 (747)	1,967	14,329	10,013	6,283 (633)
Guarantees	1,293	1,384	1,771	906 (0)	2,949	1,146	2,139	1,956 (0)	2,949	2,334	3,990	1,293 (0)
Loans	258	32,423	32,405	275 (-)	200	21,115	21,061	254 (—)	200	47,761	47,703	258 (-)
Total	8,878	44,577	44,728	8,727 (902)	5,281	31,995	31,620	5,656 (906)	5,281	71,817	68,220	8,878 (890)

6. Liquidization of receivables

Loans and installment receivables include an off-balance amount by the liquidation of the claim contents shown below:

(Millions of yen)

	End of Current Consolidated Interim Period	End of Previous Consolidated Interim Period	End of Previous Consolidated Accounting Period
Loans	153,622	115,584	153,158
Installment receivables	93,695	59,399	89,550
Total	247,317	174,984	242,708

7. Bad Debts

The bad debts included in Loans and Claims in Bankruptcy are shown below: (Millions of yen)

	End of Current Consolidated Interim Period			End of Previous Consolidated Interim Period			End of Previous Consolidated Accounting Period		
	Unsecured loans	Other loans	Total	Unsecured loans	Other loans	Total	Unsecured loans	Other loans	Total
Claims in bankruptcy	2,150	16,712	18,862	397	15,217	15,615	1,410	15,046	16,457
Loans in arrears	18,414	15,216	33,630	15,893	13,613	29,506	14,922	13,800	28,722
Loans in arrears longer than 3 months	11,216	3,266	14,482	7,294	1,965	9,260	9,418	2,526	11,945
Loans with adjusted terms	40,771	33	40,805	34,896	46	34,942	37,706	22	37,729
Total	72,553	35,228	107,781	58,481	30,842	89,324	63,458	31,395	94,854

Explanations each of the above items follow.

Claims in bankruptcy

"Claims in bankruptcy" refers to loans that are included in loans on which principal or interest payments have been continuously late for a considerable period of time for the reasons cited in Article 96 Paragraph 1 Number 3 Items B through E of the Corporate Income Tax Law Execution Ordinance (1965, Ordinance No. 97) or for the reasons set forth in Number 4 of the same paragraph. The Company sets aside a reserve for bad debts that is equivalent to the amount the Company believes it will be unable to recover based on an evaluation of each loan.

Loans in arrears

"Loans in arrears" refers to loans other than claims in bankruptcy for which unpaid interest is not accrued. This excludes loans, however, that are included in loans for which the Company has made arrangements convenient to the borrower for the purpose of reorganization or support of the borrower such as reduction or exemption of interest or extension of the repayment period, on which the Company is periodically receiving payments.

Loans in arrears longer than 3 months

"Loans in arrears longer than 3 months" refers to loans for which the principal or interest payment is three or months overdue from the day following the scheduled payment date and that are not regarded as claims in bankruptcy or loans in arrears.

Loans with adjusted terms

"Loans with adjusted terms" refers to loans for which the Company has made arrangements convenient to the borrower for the purpose of reorganization or support of the borrower such as reduction or exemption of interest or extension of the repayment period, on which the Company is periodically receiving payments and that are not regarded as claims in bankruptcy, loans in arrears or loans in arrears longer than 3 months.

Note to the Consolidated Statement of Cash Flows

1. Relationship between the balance of cash and cash equivalents at the end of the period and the amounts recorded in the categories shown on the consolidated interim balance sheets:

(In millions of yen)

	As of September 30, 2002	As of September 30, 2001	As of March 31, 2002
Cash and cash equivalents account	159,551	130,431	140,757
Term deposits with maturity greater than 3 months	(112)	(5,304)	(1,631)
Cash and cash equivalents	159,439	125,126	139,126

Segment Information

(1) Segment information by type of business

For the current consolidated interim accounting period (From April 1, 2002 to September 30, 2002) and the previous consolidated interim accounting year (From April 1, 2001 to September 30, 2001)

The Company has omitted segment information by type of business, as the consumer loan business accounts for more than 90% of total operating revenues and operating expenses in all of the Company's business segments.

(2) Segment information by region

For the current consolidated interim accounting period (From April 1, 2002 to September 30, 2002) and the previous consolidated interim accounting year (From April 1, 2001 to September 30, 2001)

The Company does not report segment information by location, as the Company does not have any consolidated subsidiaries or important offices located in countries or regions outside of Japan.

(3) Foreign sales

For the current consolidated interim accounting period (From April 1, 2002 to September 30, 2002), the previous consolidated interim accounting year (From April 1, 2001 to September 30, 2001) and the previous consolidated accounting year (From April 1, 2001 to March 31, 2002), the Company did not have any foreign sales.

6.Notes to Lease Transactions

1. Finance lease transactions except leases under which the title of the leased asset is deemed to be transferred to the lessee

(1) Acquisition cost, accumulated depreciation and period ending balance of lease assets

(Millions of Yen)

	Current interim period			Previous interim period			Previous fiscal year		
	Acquisition cost	Accumulated depreciation	Period ending balance	Acquisition cost	Accumulated depreciation	Period ending balance	Acquisition cost	Accumulated depreciation	Period ending balance
Equipment attached to buildings	0	0	0	20	3	17	9	2	6
Vehicles	346	193	152	260	123	137	282	169	113
Equipment and fittings	30,141	18,709	11,432	28,206	18,967	9,239	32,854	21,749	11,105
Total	30,488	18,902	11,585	28,487	19,094	9,393	33,146	21,921	11,224

(2) Outstanding balance of future lease payments at the end of the period: (Millions of yen)

Within one year	6,256	5,513	6,085
Over one year	8,480	7,297	8,181
Total	14,737	12,810	14,267

(3) Amount of lease fee payments, depreciation expense and interest expense: (Millions of yen)

Lease fee payments	3,715	3,313	7,014
Depreciation expenses	3,570	3,025	6,704
Interest expenses	199	221	488

(4) Accounting method for the amount equivalent to depreciation expenses

Calculated by assuming the lease term is the depreciable life and depreciating the remaining amount to zero using the sum-of-the-years-digits method.

(5) Accounting method for the amount equivalent to interest expenses

Interest expense for lease assets is calculated as the difference between the total lease payments and the acquisition price of the leased assets, with the amount allocated to each accounting period using the interest method.

2. Operating lease transactions

(1) Leases in progress: (Millions of yen)

Within one year	115	12	15
Over one year	376	9	16
Total	492	21	31

Marketable securities:

(1). Other marketable securities with market value:

(Millions of Yen)

	At the end of current consolidated interim period As of September 30, 2002			At the end of previous consolidated interim period As of September 30, 2001		
	Acquisition	Value state on consolidated balance sheet on consolidated settlement date	Difference	Acquisition	Value state on consolidated balance sheet on consolidated settlement date	Difference
①Stocks	7,077	6,453	(623)	5,661	5,162	(498)
②Bonds	120	120	0	269	270	1
③Corporate bonds	10	10	0	10	10	0
Sub total	7,207	6,584	(623)	5,941	5,443	(497)

	At the end of previous consolidated accounting period As of March 31, 2002		
	Acquisition	Value state on consolidated balance sheet on consolidated settlement date	Difference
①Stocks	6,679	6,103	(575)
②Bonds	260	260	0
③Corporate bonds	10	10	0
Sub total	6,949	6,374	(575)

(2) Marketable securities without market price and value stated on consolidated balance sheet:

(Millions of Yen)

	End of current Interim period	End of previous Interim period	End of previous fiscal year
	As of September 30, 2002	As of September 30, 2001	As of March 31, 2002
	Value stated on consolidated balance sheet	Value stated on consolidated balance sheet	Value stated on consolidated balance sheet
Other marketable securities			
① Non-listed stocks (excluding OTC stocks)	2,547	3,861	2,413
② National bonds not publicly traded	8	-	8
③ Preferred stocks	500	-	500
④ Other	2,599	-	-
Total	5,655	3,861	2,921

10. Derivative transactions

Matters pertaining to transaction market values

Contract amounts, market values and gains/losses on evaluations of derivative transactions

	Type	End of current interim period (As of September 30, 2002)				End of previous fiscal year (As of September 30, 2001)			
		Contract value	Over one year	Market value	Evaluation gain/loss	Contract value	Over one year	Market value	Evaluation gain/loss
Non-market transactions	Purchase of interest caps Long	-	-	-	-	1,500	1,000	0	(1)
Total		-	-	-	-	1,500	1,000	0	(1)

	Type	End of previous fiscal year (As of March 31, 2002)			
		Contract value	Over one year	Market value	Evaluation gain/loss
Non-market transactions	Purchase of interest caps Long	-	-	-	-
Total		-	-	-	-

Note 1: Market value calculations are based upon the values indicated by the relevant financial institutions.

2: Interest rate cap transactions to which hedge accounting is applied are not stated.

3: The Company has paid premiums for interest cap transactions. Amounts marked with asterisks are recorded on the consolidated balance sheets.

4: Assumed principals in interest cap transactions are not actually received, but serve as a basis for calculations. Accordingly, they do not act as indicators for market and credit risks of the Aiful group companies.

Per Share Information:

Current Interim Period	Previous Interim Period	Current Fiscal Year
Net assets per share 4,828.15 yen Net income per share 331.49 yen	Net assets per share 4,450.53 yen Net income per share 288.56 yen	Net assets per share 4,523.01 yen Net income per share 390.00 yen
Diluted net income per share for the interim period under review has not been included here as there was no dilutary effect on income at the end of the period.	Diluted net income per share for the interim period under review has not been included here as there was no dilutary effect on income at the end of the period.	Diluted net income per share for the fiscal year under review has not been included here as there was no dilutary effect on income at the end of the period.
• Net income per share as recorded in the Statements of Income: 30,880 million yen • Net income relating to common stock used in the calculation of net income per share: 30,880 million yen • Amount not returned to common stock shareholders: - million yen • Breakdown by type of the average number of shares of common stock used in the calculation of net income per share and equivalent stock outstanding during the period Common stock: 93,155,174 shares • Outline of stock not included in diluted net income per share due to lack of dilutary effect Stock options relating to treasury stock acquisition methods: 223,000 shares		

Subsequent Events

Current Interim Period

On August 27, 2002, AIFUL signed a contract to conduct a standard exchange of stock with City Green Co., Ltd. the holding company of City's Co., Ltd., which itself became an affiliate of AIFUL on August 13, 2002. Enacted in accordance with Article 358 of the Commercial Code, this agreement made City Green a wholly owned subsidiary of AIFUL.

1) Outline of City Green

Company Name:	City Green Co., Ltd.
Head Office:	Kumamoto-shi, Kumamoto Prefecture
CEO and Representative Director:	Shinichi Yazaki
Established:	March 1989 (Note: Incorporated in May 2002)
Major Operating Activities:	Holding company
Total assets(as of March 31, 2002):	581 million yen
Shareholders' Equity:	581 million yen (as of March 31, 2002)
Capital:	100 million yen

2) Outline of City's

Company Name:	City's Co., Ltd.
Head Office:	Kumamoto-shi, Kumamoto Prefecture
CEO and Representative Director:	Shinichi Yazaki
Established:	May 1969
Main Operating Activities:	Corporate loan business
Total assets(as of September 30, 2001):	55,280 million yen
Shareholders' Equity(as of September 30, 2001):	15,122 million yen
Capital:	700 million yen
Stock Ownership:	
City Green:	57.8%
AIFUL:	42.2%

3) Contract Details

Stock Exchange Date:	October 1, 2002
No. of Shares Exchanged:	2,000 (100% of all shares)
No. of AIFUL Shares Issued for Exchange:	1,314,000 shares

(1 City Green share equivalent to 657 AIFUL shares)

Previous Interim Period

AIFUL and Aozora Bank, Ltd. established AsTry Loan Services Corporation a joint venture company to specialize in the management and collection of a full range of specified monetarv receivables.

Outline of the New Company

Company Name:	AsTry Loan Services Corporation
Head Office:	Chuo-ku, Tokyo
Capital:	500 million yen
Established:	November 19, 2001
Commencement of Operations:	Spring 2002 (planned)
Shareholding Ratios:	
AIFUL:	86%
Aozora Bank:	14%
No. of Directors/Auditors:	Directors: 5, Auditors: 3
No. of Employees:	

12 at commencement of operations (To be dispatched from AIFUL and Aozora Bank. This figure includes part-time workers.)

Previous fiscal year

———

12. Results of Operations

(1) Operating Revenue

(Millions of Yen)

		Current Consolidated Interim Period (From April 1,2002 to September 30,2002)		Previous Consolidated Interim Period (From April 1,2001 to September 30,2001)		Previous Consolidated Accounting Period (From April 1,2001 to March 31,2002)	
		Amount	%	Amount	%	Amount	%
Interest on loans to customers	Unsecured loans	171,974	78.1	150,706	78.7	311,910	78.5
	Secured loans	24,598	11.2	20,271	10.6	43,150	10.9
	Small business loans	3,042	1.4	1,928	1.0	4,257	1.1
	Sub-total	199,615	90.7	172,906	90.3	359,318	90.5
Credit card revenue		3,828	1.7	3,146	1.6	6,742	1.7
Per-item credit revenue		6,917	3.1	4,005	2.1	10,353	2.6
Credit guarantee revenue		1,935	0.9	2,160	1.1	4,076	1.0
Other financial revenue	Interest on deposits	14	0.0	46	0.0	86	0.0
	Interest on marketable securities	0	0.0	0	0.0	1	0.0
	Interest on loans	110	0.1	101	0.1	199	0.0
	Other	16	0.0	152	0.1	237	0.1
	Sub-total	142	0.1	302	0.2	525	0.1
Other operating revenue	Sales of property	306	0.1	2,509	1.3	2,823	0.7
	Cost of sales of service business	527	0.2	648	0.3	1,246	0.3
	Bad debt write-off recovery	3,326	1.5	2,733	1.4	5,715	1.5
	Other	3,623	1.7	3,171	1.7	6,360	1.6
	Sub-total	7,784	3.5	9,062	4.7	16,146	4.1
Total		220,224	100.0	191,584	100.0	397,162	100.0

Note: "Other" included in "Other operating revenue" consists of guarantee revenues from guarantee contracts and card membership fees.

(2) Other Operating Indicators

(Millions of Yen)

	End of Current Consolidated Interim Period (As of September 30, 2002)	End of Previous Consolidated Interim Period (As of September 30, 2001)	End of Previous Consolidated Accounting Period (As of March 31, 2002)
Total amount of loans outstanding	1,740,076	1,522,067	1,635,954
Unsecured loans	1,410,164	1,250,074	1,332,218
Secured loans	299,192	254,654	278,893
Small business loans	30,719	17,338	24,843
Number of customer accounts	3,453,797	3,222,108	3,336,340
Unsecured loans	3,348,272	3,139,083	3,241,575
Secured loans	80,468	68,411	75,175
Small business loans	25,057	14,614	19,590
Number of branches	1,935	1,859	1,914
Staffed branches	759	721	752
Unstaffed branches	1,161	1,122	1,147
Branches for secured loans	4	4	4
Restaurants	9	9	9
Karaoke parlors	2	3	2
Number of "Ojidosan" loan-contracting machines	1,836	1,744	1,808
Number of ATMs	111,285	86,081	93,306
Company-owned	2,051	2,066	2,076
Partner-owned	109,234	84,015	91,230
Number of employees	5,923	5,955	5,810
Bad debt write-off	49,496	35,264	80,707
Allowance for bad debts	119,899	99,959	109,338
Net income per share (yen)	331.49	288.56	390.00
Net assets per share (yen)	4,828.15	4,450.53	4,523.01

Notes: Total amount of loans outstanding and the number of customer accounts do not include loans and customer accounts related to claims in bankruptcy. Furthermore, off-balance sheet operating loans (to the sum of 153,622 million yen for the current consolidated interim period, 115,584 million yen for the previous consolidated interim period and 153,158 million yen for the previous consolidated accounting period) have been included as a result of liquidation of claims.
Bad debt write-off does not include claims in bankruptcy, which came to 1,089 million yen in the current consolidated interim period, 360 million in the previous consolidated interim period, and 1,422 million in the previous consolidated accounting period.

AIFUL CORPORATION

Non-Consolidated Earnings Report

All financial information has been prepared in accordance with generally accepted accounting principles in Japan. Amounts shown in this accounting report and in the attached material have been rounded down (not rounded off) to the nearest unit. This document is an English translation of Japanese-language original.

Interim FY 2003

(Ended September 30)

—Note : Forward Looking Statements—

The figures contained in this EARNINGS REPORT with respect to AIFUL's plans and strategies and other statements that are not historical facts are forward-looking statements about the future performance of AIFUL which are based on management's assumptions and beliefs in light of the information currently available to it and involve risks and uncertainties. Actual results may differ from those in the forward-looking statements as a result of various factors. Potential risks and uncertainties include, without limitation, general economic conditions in AIFUL's market, changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates paid on AIFUL's debt, and legal limits on interest rates charged by AIFUL. This EARNINGS REPORT does not constitute any offer of any securities for sale.

AIFUL Corporation (8515)

November 7, 2002

Financial Statements (Non-Consolidated)

For the interim period ended September 30, 2002

AIFUL Corporation (8515)

Head office:	Kyoto City
Company representative:	Yoshitaka Fukuda President
Inquiries:	Kenichi Kayama, General Manager Public Relations Department TEL (03)3274-3560

Listing exchanges:	Tokyo, Osaka
Date of the Board of Directors' meeting to approve financial statements:	November 7, 2002
Commencement date of the interim dividend payment:	December 10, 2002
Interim dividend:	Yes

1. Non-Consolidated Business Results for the Interim Period Ended September 30, 2002

(1) Operating Results

	Millions of Yen – Except Per Share Data					
	Interim Period ended September 30				FY-ended March 31,	
	2002		2001		2002	
Operating Revenue	162,460	7.4%	151,230	14.6%	307,272	13.5%
Operating Income	58,918	5.8%	55,680	4.9%	110,442	6.9%
Ordinary Income	58,465	13.4%	51,542	(1.2)%	107,515	4.0%
Net Income	30,396	11.5%	27,259	8.9%	38,349	(20.9)%
Net Income per Share (yen)	326.30 yen		314.79 yen		426.54 yen	

Note 1: Average number of shares issued and outstanding during the period:

Interim period ended September 30, 2002:	93,155,174 shares
Interim period ended September 30, 2001:	86,594,530 shares
Fiscal year ended March 31, 2002:	89,908,062 shares

Note 2: Changes in accounting policies: None

Note 3: Percentages shown for net sales, operating income, ordinary income and net income show year-on-year change.

(2) Dividend Information

	Dividends Distributed (in Yen)		
	Interim Period Ended September 30		FY-ended March 31,
	2002	2001	2002
Interim Dividends per Share of Common Stock	30.00	25.00	–
Year-End	–	–	50.00

(3) Financial Position

	Millions of Yen – Except Per Share Data		
	Interim Period Ended September 30		FY-ended March 31,
	2002	2001	2002
Total Assets	1,853,841	1,742,525	1,740,868
Shareholders' Equity	448,583	413,833	420,493
Shareholders Equity Ratio (%)	24.2%	23.7%	24.2%
Shareholders' Equity Per Share (yen)	4,815.46	4,431.91	4,513.89

Note 1: Number of shares issued and outstanding at end of period:

Interim period ended September 30, 2002: 93,154,922 shares

Interim period ended September 30, 2001: 93,375,920 shares

Fiscal year ended March 31, 2002: 93,155,415 shares

Note 2: Number of common stocks at the end of period:

Interim period ended September 30, 2002: 221,078 shares

Interim period ended September 30, 2001: 80 shares

Fiscal year ended March 31, 2002: 220,585 shares

(4) Forecast for Fiscal Year Ending March 31, 2003

	Millions of Yen
	Fiscal Years ending March 31, 2003
Operating Revenue	327,067
Ordinary Income	119,000
Net Income	62,479
Annual Dividends per Share of Common Stock	60.00
Interim Dividends per Share of Common Stock	30.00
Year-End Dividends per Share of Common Stock	30.00

Note: Net income per share for the fiscal year ending March 31, 2003 is expected to amount to 670.69 yen.

1. Non-Consolidated Financial Statements

(1) Non-Consolidated Balance Sheet

(Millions of Yen)

	End of Current Non-Consolidated Interim Period (As of September 30,2002)		End of Previous Non-Consolidated Interim Period (As of September 30,2001)		End of Previous Non-Consolidated Accounting Period (As of March 31,2002)	
Assets	Amount	%	Amount	%	Amount	%
Current Assets:						
Cash and cash equivalents	**114,429**		89,353		93,392	
Loans	**1,372,928**		1,245,308		1,313,690	
Marketable securities	**2,599**		-		-	
Property for sale	**354**		624		668	
Inventories	**8**		10		11	
Deferred tax assets	**10,722**		5,651		7,589	
Short-term loans	**187**		241		7,183	
Short-term loans to affiliated companies	**-**		200		-	
Other	**38,064**		20,375		28,170	
Allowance for bad debts	**(65,197)**		(48,941)		(58,689)	
Total Current Assets	**1,474,097**	**79.5**	1,312,824	75.3	1,392,017	80.0
Fixed Assets:						
Tangible Fixed Assets:						
Land	**5,283**		41,212		5,283	
Other	**18,311**		25,593		18,023	
Total Tangible Fixed Assets	**23,594**	1.3	66,805	3.8	23,306	1.3
Total Intangible fixed assets:	**3,187**	0.2	3,928	0.2	2,952	0.2
Other investment assets:						
Stock held in affiliated companies	**113,107**		109,845		105,724	
Long-term loans to affiliated companies	**175,248**		194,651		160,543	
Claims in bankruptcy	**16,674**		14,808		14,267	
Deferred tax assets	**4,259**		4,218		4,347	
Loss on deferred hedges	**27,804**		21,052		22,930	
Other	**33,156**		29,651		31,206	
Allowance for bad debts	**(17,964)**		(16,486)		(17,220)	
Other investment assets	**352,288**	19.0	357,740	20.6	321,800	18.5
Deferred assets:						
Bond issuing expenses	**672**		1,225	0.1	790	0.0
Total Fixed Assets	**379,070**	**20.5**	428,475	24.6	348,059	20.0
Total Assets	**1,853,841**	**100.0**	1,742,525	100.0	1,740,868	100.0

(Millions of Yen)

Liabilities and Shareholders' Equity	End of Current Non-Consolidated Interim Period (As of September 30,2002)		End of Previous Non-Consolidated Interim Period (As of September 30,2001)		End of Previous Non-Consolidated Accounting Period (As of March 31,2002)	
	Amount	**%**	Amount	%	Amount	%
Liabilities						
Current Liabilities:						
Notes payable - trade	**5,974**		4,298		3,572	
Accounts payable - trade	**19**		26		26	
Short-term debt	**15,200**		14,500		14,000	
Current portion of bonds	**80,500**		40,000		71,000	
Current portion of long-term debt	**370,929**		347,483		359,785	
Commercial paper	**15,000**		15,000		15,000	
Income taxes payable	**31,222**		22,754		15,911	
Reserve for accrued bonuses	**2,343**		2,483		2,452	
Other	**10,718**		9,207		10,621	
Total Current Liabilities	**531,908**	**28.7**	455,752	26.2	492,369	28.3
Long-Term Liabilities:						
Bonds	**375,000**		401,500		351,500	
Long-term debt	**468,796**		447,849		451,693	
Allowance for retirement benefits for employees	**1,142**		1,966		1,338	
Allowance for retirement benefits for directors	**1,071**		1,000		1,056	
Interest swaps	**27,226**		20,303		22,304	
Other	**111**		319		111	
Total Long-Term Liabilities	**873,349**	**47.1**	872,939	50.1	828,005	47.5
Total Liabilities	**1,405,257**	**75.8**	1,328,692	76.3	1,320,374	75.8
Shareholders' Equity:						
Common stock	-	-	83,317	4.8	83,317	4.8
Additional paid-in capital	-	-	89,830	5.1	89,830	5.2
Legal reserve	-	-	1,566	0.1	1,566	0.1
Other retained earnings	-	-	239,329	13.7	248,085	14.2
Voluntary reserve	-	-	207,422		207,422	
Unappropriated retained earnings	-	-	31,907		40,663	
Differences in evaluation of other marketable securities	-	-	(209)	(0.0)	(260)	(0.0)
Treasury stock	-	-	(0)	(0.0)	(2,045)	(0.1)
Common stock	**83,317**	**4.5**	-	-	-	-
Capital surplus	**89,830**	**4.8**	-	-	-	-
Additional paid-in capital	**89,830**		-	-	-	-
Earned surplus	**277,616**	**15.0**	-	-	-	-
Legal reserve	**1,566**		-	-	-	-
Voluntary reserve	**240,922**		-	-	-	-
Unappropriated retained earnings	**35,127**		-	-	-	-
Differences in evaluation of other marketable securities	**(129)**	**(0.0)**	-	-	-	-
Treasury stock	**(2,049)**	**(0.1)**	-	-	-	-
Total Shareholders' Equity	**448,583**	**24.2**	413,833	23.7	420,493	24.2
Total Liabilities and Shareholders' Equity	**1,853,841**	**100.0**	1,742,525	100.0	1,740,868	100.0

(2) Non-Consolidated Statements of Income

(Millions of Yen)

	End of Current Non-Consolidated Interim Period		End of Previous Non-Consolidated Interim Period		End of Previous Non-Consolidated Accounting Period	
	From April 1, 2002 to September 30,2002		From April 1, 2001 to September 30,2001		From April 1, 2001 to March 31,2002	
	Amount	%	Amount	%	Amount	%
Operating Revenue:						
Interest on loans to customers	157,870	97.2	144,565	95.6	269,034	96.3
Other financial revenue	119	0.1	119	0.1	230	0.1
Interest on deposits	8		17		30	
Interest on marketable securities	0		–		0	
Interest on loans	110		101		199	
Other	0		0		0	
Other operating revenue	4,470	2.7	6,545	4.3	11,007	3.6
Sales of property	306		2,509		2,823	
Restaurant business sales	527		648		1,246	
Bad debts write-off recovery	2,083		1,840		3,779	
Other	1,552		1,547		3,157	
Total Operating Revenue	162,460	100.0	151,230	100.0	307,272	100.0
Operating Expenses:						
Financial expenses	17,388	10.7	16,684	11.0	33,377	10.9
Interest expense	11,394		10,632		21,124	
Interest on bond	4,866		4,866		9,704	
Other	1,127		1,184		2,549	
Cost of sales	444	0.3	2,511	1.7	3,025	1.0
Cost of sales of property	296		2,330		2,677	
Cost of sales of restaurant business	148		180		348	
Other Operating Expenses:	85,709	52.7	76,355	50.5	160,426	52.2
Advertising expenses	8,294		10,233		19,274	
Commissions	4,641		5,298		9,769	
Loan losses	–		–		6,611	
Transfers to allowance for bad debts	38,123		27,556		58,689	
Directors' bonuses	210		201		415	
Salaries	9,691		8,939		17,877	
Employee bonuses	-		11		2,333	
Transfers to accrued bonuses	2,112		2,483		2,542	
Transfers to directors' retirement bonus allowance	37		55		111	
Welfare provision expenses	1,703		1,486		2,942	
Retirement benefit expenses	421		443		368	
Letting expenses	3,826		3,871		7,901	
Rent fees	4,000		3,517		7,100	
Consumable expenses	487		739		1,294	
Repair expenses	1,621		1,465		2,888	
Communications expenses	2,156		1,771		3,921	
Insurance premiums	1,771		1,662		3,431	
Depreciation expense	1,845		2,128		4,465	
Consumption taxes	1,461		1,670		3,120	
Other	3,302		2,818		5,456	
Total Operating Expenses	103,541	63.7	95,550	63.2	196,830	64.1
Total Operating Income	58,918	36.3	55,680	36.8	110,442	35.9

(Millions of Yen)

	End of Current Non-Consolidated Interim Period		End of Previous Non-Consolidated Interim Period		End of Previous Non-Consolidated Accounting Period	
	From April 1, 2002 to September 30,2002		From April 1, 2001 to September 30,2001		From April 1, 2001 to March 31,2002	
	Amount	**%**	Amount	%	Amount	%
Non-Operating Revenue:						
Interest on loans	**2,208**		1,799		3,651	
Miscellaneous revenue	**388**		314		918	
Total non-operating revenue:	**2,597**	**1.6**	2,114	1.4	4,570	1.5
Non-operating expenses:						
Transfers to allowance for bad debts	**2,428**		1,332		2,371	
New stock issuing expenses	**-**		4,234		4,234	
Miscellaneous expenses	**620**		684		891	
Total non-operating expenses:	**3,049**	**1.9**	6,251	4.1	7,496	2.4
Ordinary Income:	**58,465**	**36.0**	51,542	34.1	107,515	35.0
Extraordinary Income:						
Sale of fixed assets	**-**		-		72	
Sale of marketable securities	**192**		-		84	
Recovery of bad debts written off in previous year	**68**		230		210	
Total extraordinary income:	**261**	**0.2**	230	0.2	367	0.1
Extraordinary Losses:						
Loss on sale of fixed assets	**-**		-		31,257	
Loss on disposal of fixed assets	**111**		266		711	
Loss on valuation of property for sale in previous year	**-**		-		2,147	
Loss on lease contracts	**-**		-		30	
Transfers to allowance for bad debts	**23**		47		351	
Loan losses	**-**		99		118	
Loss on valuation of investment securities	**-**		0		549	
Loss on sale of subsidiaries' stocks	**-**		-		41	
Loss on valuation of golf club memberships	**5**		8		21	
Total extraordinary losses:	**140**	**0.1**	421	0.3	35,229	11.5
Net income before taxes	**58,586**	**36.1**	51,352	34.0	72,653	23.6
Corporate, local and enterprise taxes	**31,330**	**19.3**	22,759	15.1	35,001	11.4
Adjustment on corporate tax, etc.	**(3,139)**	**(1.9)**	1,333	0.9	(696)	(0.2)
Net Income:	**30,396**	**18.7**	27,259	18.0	38,349	12.4
Income carried over from previous year	**4,731**		4,648		4,648	
Interim dividend payments	**-**		-		2,334	
Unappropriated retained earnings	**35,127**		31,907		40,663	

Accounting principles used for standard accounting treatment

1. Appraisal standards and methods for principal assets

(1) Marketable securities

①	Subsidiaries and affiliated companies' stock	Cost method, cost being determined by the moving average method
②	Other marketable securities	
	Securities valued at market	Market value method based on the market prices on the settlement date. (All valuation differences are reflected directly in shareholders' equity, the sale price being computed using the moving average method.)
	Securities not valued at market	Cost method, cost being determined by the moving average method

(2) Inventories

①	Real estate for sale	Lower-of-cost-or-market method, cost being determined by the specific cost method Property currently being leased out is depreciated as a tangible fixed asset.
②	Warehouse goods	Latest purchase cost method

2. Depreciation methods for depreciable assets

(1)	Tangible fixed assets:	Decline balance depreciation method Major useful lives are as follows:	
		Buildings and structures	7 – 50 years
		Machinery and vehicles	2 – 15 years
		Equipment and fittings	2 – 20 years
(2)	Intangible fixed assets		
	Software	Straight-line method based on the assumed useful life for internal use (5 years)	
	Other	Straight-line method	
(3)	Long-term prepaid expenses	Fixed amount depreciation method	

3. Accounting standards for allowances and reserves

(1)	Allowance for bad debts	Provision for losses on bad debts is made up to the maximum allowable based on individual assessments and the actual percentage of bad loan write-offs, as prescribed in the Corporate Income Tax Law. If that amount is deemed to be insufficient, additional provision is made.
(2)	Reserve for accrued bonuses	Provision for accrued bonuses to employees is made by appropriating an amount based on the estimated total bonuses that will be paid during the interim period.
(3)	Allowance for retirement benefits for employees	In order to provide for retirement allowances the company accrues an amount equivalent to the amount that would be paid if the payment occurred at the end of the current consolidated interim period, based on the projected amount of retirement allowance liabilities and pension assets at the end of the consolidated fiscal year.
(4)	Allowance for retirement benefits for directors	The Company provides for retirement benefits for directors by determining the estimated amount that would be paid if all directors retired on the balance sheet date, based upon the pertinent rules of the Commercial Code.

4. Significant Accounting Policies for Translation of Assets and Liabilities into Japanese Currency:

Receivables and payables denominated in foreign currencies are translated at spot exchange rates prevailing at interim period end, and resulting gains or losses are included in income. Assets and liabilities of foreign subsidiaries are translated at spot exchange rates prevailing at interim period end while revenues and expenses of the same are translated at the average rates for the periods. The differences resulting from such translation are reported in "Minority Interests" and Foreign Currency Translation Adjustment," a separate component in Total shareholders' equity.

5. Accounting treatment for lease transactions

In finance lease transactions, other than those in which the title of the leased asset is deemed to be transferred to the lessee, finance leases are treated according to the method used for ordinary loan transactions, mutatis mutandis.

6. Hedge accounting methods

(1)	Hedge accounting methods	The Company uses deferred hedge accounting. However, the Company uses special accounting rules for interest swaps where appropriate.
(2)	Hedging methods and hedged transactions	
	Hedging methods	Interest caps and interest swaps
	Hedged transactions	Borrowing that will change the Company's cash flow depending upon changes in market interest rates (floating rate bank borrowing and corporate bonds).
(3)	Hedging policy	The Company uses hedge transactions to keep the percentage of fixed interest rate capital below a specified percentage of total capital funds procured.
(4)	Evaluation of hedge effectiveness	The Company determines the effectiveness of its hedging transactions based on a method of ratio analysis covering cumulative changes over the past ten-year period.

7. Other Significant Accounting Policies Relating to the Financial Statements

(1)	Interest on loans to customers	Interest on loans to customers is recorded in accordance with accrual standards. Uncollected interest is recorded at the lower of the maximum legal interest rate and the pertinent Company interest rate.
(2)	Accounting treatment of interest on debt	Interest on debt used to provide consumer loans is accounted for as financial expenses and included in operating expenses. All other interest expenses are accounted for as interest payments in non-operating expenses.
(3)	Deferred assets and bond issuing expense	Depreciated evenly over the period until maturity or over the longest period allowed by the Commercial Code (3 years), whichever is shorter.
(4)	Accounting treatment of consumption taxes	Consumption taxes are taken out of all Statement of Income items and Balance Sheet items. Consumption taxes for fixed assets that are not subject to the exclusion, however, are included in "Other" under Investment and Other Assets and are written off using the straight-line method over a five-year period.

(Supplementary Information)

8. Accounting Methods for Elimination of Treasury Stock and Legal Reserve

During the interim period under review, AIFUL adopted 'Accounting Standards Relating to Elimination of Treasury Stock and Legal Reserves' (No. 1, Corporate Accounting Standards). This change had no effect on profits and losses recorded for the period.

Notes:

Non-Consolidated Interim Balance Sheets

(In millions of yen)

	As of September 30, 2002	As of September 30, 2001	As of March 31, 2002
1. Total accumulated depreciation for tangible fixed assets:	16,041	20,993	15,068

2. Assets pledged as collateral and corresponding liabilities:

(1) Assets pledged as collateral:

	As of September 30, 2002	As of September 30, 2001	As of March 31, 2002
Loans	607,658	501,868	559,239
Property for sale	148	-	153
Tangible fixed assets(Land)	-	7,472	-
Tangible fixed assets(Other)	-	2,241	-
Investment in other assets(other)	144	146	153
Total	607,951	511,728	559,546

(2) Corresponding liabilities:

	As of September 30, 2002	As of September 30, 2001	As of March 31, 2002
Short-term debt	-	500	-
Current portion of long-term debt	208,147	181,876	190,665
Long-term debt	289,532	255,401	277,100
Total	497,679	437,777	467,765

Above amounts include items related to the liquidization of loans receivables, 135,315 million yen for loans, 23,760 million yen for the current portion of long-term debt, 74,488 million yen for the long-term debt.

In addition to the above, the Company has contracted to offer loans as collateral in response to borrowers' requests to the sum of 2,000 million yen for short-term debt, 69,410 million yen for current portion of long-term debt, 72,915 million yen for long-term debt, 144,326 million yen in total. The Company has also offered 11,249 million yen for cash and cash equivalents as collateral for swap transactions.

4. Guarantee payables

(Millions of Yen)

	End of Current Non-Consolidated Interim Period	End of Previous Non-Consolidated Interim Period	End of Previous Non-Consolidated Accounting Period
(1) Customers with consumer loans provided by allied financial institutions	5,694	858	2,746
(2) Customers with business loans provided by allied financial institutions	4,212	-	-
(3) Outstanding guarantees for debts of affiliate, Marutoh K.K.	9,500	-	9,500

5. Bad debt situation

The bad debts included in Loans and Claims in Bankruptcy are shown below: (Millions of Yen)

	End of Current Non-Consolidated Interim Period			End of Previous Non-Consolidated Interim Period			End of Previous Non-Consolidated Accounting Period		
	Unsecured loans	Other loans	Total	Unsecured loans	Other loans	Total	Unsecured loans	Other loans	Total
Claims in bankruptcy	2,150	16,699	18,849	391	15,207	15,598	1,410	15,046	16,456
Loans in arrears	12,407	14,535	26,942	8,849	12,984	21,834	10,240	13,093	23,333
Loans in arrears longer than 3 months	7,811	3,047	10,858	6,636	1,963	8,600	6,561	2,369	8,931
Loans with adjusted terms	32,524	14	32,538	25,846	23	25,870	29,287	18	29,305
Total	54,893	34,296	89,190	41,723	30,180	71,904	47,499	30,527	78,027

Explanations each of the above items follow.

Claims in bankruptcy

"Claims in bankruptcy" refers to loans that are included in loans on which principal or interest payments have been continuously late for a considerable period of time for the reasons cited in Article 96 Paragraph 1 Number 3 Items B through E of the Corporate Income Tax Law Execution Ordinance (1965, Ordinance No. 97) or for the reasons set forth in Number 4 of the same paragraph. The Company sets aside a reserve for bad debts that is equivalent to the amount the Company believes it will be unable to recover based on an evaluation of each loan.

Loans in arrears

"Loans in arrears" refers to loans other than claims in bankruptcy for which unpaid interest is not accrued. This excludes loans, however, that are included in loans for which the Company has made arrangements convenient to the borrower for the purpose of reorganization or support of the borrower such as reduction or exemption of interest or extension of the repayment period, on which the Company is periodically receiving payments.

Loans in arrears longer than 3 months

"Loans in arrears longer than 3 months" refers to loans for which the principal or interest payment is three or months overdue from the day following the scheduled payment date and that are not regarded as claims in bankruptcy or loans in arrears.

Loans with adjusted terms

"Loans with adjusted terms" refers to loans for which the Company has made arrangements convenient to the borrower for the purpose of reorganization or support of the borrower such as reduction or exemption of interest or extension of the repayment period, on which the Company is periodically receiving payments and that are not regarded as claims in bankruptcy, loans in arrears or loans in arrears longer than 3 months.

Notes to Lease Transactions

Finance lease transactions except leases under which the title of the leased asset is deemed to be transferred to the lessee

(1) Acquisition cost, accumulated depreciation and period ending balance of lease assets

(Millions of Yen)

	Current interim period			Previous interim period			Previous fiscal year		
	Acquisition cost	Accumulated depreciation	Period ending balance	Acquisition cost	Accumulated depreciation	Period ending balance	Acquisition cost	Accumulated depreciation	Period ending balance
Vehicles	244	152	92	238	113	125	261	154	106
Equipment and fittings	20,914	14,967	5,946	23,261	15,898	7,362	26,309	18,431	7,877
Total	21,158	15,120	6,038	23,499	16,011	7,487	26,570	18,586	7,983

(2) Outstanding balance of future lease payments at the end of the period:

(Millions of yen)

Within one year	4,330	4,530	4,810
Over one year	4,299	5,657	5,792
Total	8,629	10,187	10,602

(3) Amount of lease fee payments, depreciation expense and interest expense:

(Millions of yen)

Lease fee payments	2,712	2,770	5,738
Depreciation expenses	2,553	2,545	5,474
Interest expenses	130	169	339

(4) Accounting method for the amount equivalent to depreciation expenses

Calculated by assuming the lease term is the depreciable life and depreciating the remaining amount to zero using the sum-of-the-years-digits method.

(5) Accounting method for the amount equivalent to interest expenses

Interest expense for lease assets is calculated as the difference between the total lease payments and the acquisition price of the leased assets, with the amount allocated to each accounting period using the interest method.

Per Share Information:		
Current Interim Period	**Previous Interim Period**	**Current Fiscal Year**
Net assets per share 4,815.46 yen 326.30 yen Diluted net income per share for the interim period under review has not been included here as there was no dilutary effect on income at the end of the period. • Net income per share as recorded in the Statements of Income: 30,396 million yen • Net income relating to common stock used in the calculation of net income per share: 30,396 million yen • Amount not returned to common stock shareholders: - million yen • Breakdown by type of the average number of shares of common stock used in the calculation of net income per share and equivalent stock outstanding during the period Common stock: 93,155,174 shares • Outline of stock not included in diluted net income per share due to lack of dilutary effect Stock options relating to treasury stock acquisition methods: 223,000 shares	Net assets per share 4,431.91 yen 314.79 yen Diluted net income per share for the interim period under review has not been included here as there was no dilutary effect on income at the end of the period.	Net assets per share 4,513.89 yen 426.54 yen Diluted net income per share for the fiscal year under review has not been included here as there was no dilutary effect on income at the end of the period.

Subsequent Events

Current Interim Period

On August 27, 2002, AIFUL signed a contract to conduct a standard exchange of stock with City Green Co., Ltd. the holding company of City's Co., Ltd., which itself became an affiliate of AIFUL on August 13, 2002. Enacted in accordance with Article 358 of the Commercial Code, this agreement made City Green a wholly owned subsidiary of AIFUL.

1) Outline of City Green

Company Name:	City Green Co., Ltd.
Head Office:	Kumamoto-shi, Kumamoto Prefecture
CEO and Representative Director:	Shinichi Yazaki
Established:	March 1989 (Note: Incorporated in May 2002)
Major Operating Activities:	Holding company
Total assets(as of March 31, 2002):	581 million yen
Shareholders' Equity:	581 million yen (as of March 31, 2002)
Capital:	100 million yen

2) Outline of City's

Company Name:	City's Co., Ltd.
Head Office:	Kumamoto-shi, Kumamoto Prefecture
CEO and Representative Director:	Shinichi Yazaki
Established:	May 1969
Main Operating Activities:	Corporate loan business
Total assets(as of September 30, 2001):	55,280 million yen
Shareholders' Equity(as of September 30, 2001):	15,122 million yen
Capital:	700 million yen
Stock Ownership:	
City Green:	57.8%
AIFUL:	42.2%

3) Contract Details

Stock Exchange Date:	October 1, 2002
No. of Shares Exchanged:	2,000 (100% of all shares)
No. of AIFUL Shares Issued for Exchange:	1,314,000 shares (1 City Green share equivalent to 657 AIFUL shares)

Previous Interim Period

AIFUL and Aozora Bank, Ltd. established AsTry Loan Services Corporation a joint venture company to

Outline of the New Company

Company Name:	AsTry Loan Services Corporation
Head Office:	Chuo-ku, Tokyo
Capital:	500 million yen
Established:	November 19, 2001
Commencement of Operations:	Spring 2002 (planned)
Shareholding Ratios:	
AIFUL:	86%
Aozora Bank:	14%
No. of Directors/Auditors:	Directors: 5, Auditors: 3
No. of Employees:	

12 at commencement of operations (To be dispatched from AIFUL and Aozora Bank. This figure includes

Previous fiscal year

———

2. Operating Results

(1) Operating Revenue

(Millions of Yen)

		Current Non-Consolidated Interim Period		Previous Non-Consolidated Interim Period		End of Previous Non-Consolidated Accounting Period	
		From April 1, 2002 to September 30,2002		From April 1, 2001 to September 30,2001		From April 1, 2001 to March 31,2002	
		Amount	%	Amount	%	Amount	%
Interest on loans to customers	Unsecured loans	130,999	80.6	122,530	81.0	249,088	81.1
	Secured loans	24,571	15.1	20,256	13.4	43,054	14.0
	Small business loans	2,298	1.4	1,779	1.2	3,891	1.2
	Sub-total	157,870	97.2	144,565	95.6	296,034	96.3
Other financial revenue	Interest on deposits	8	0.0	17	0.0	30	0.0
	Interest on marketable securities	0	0.0	-	-	0	0.0
	Interest on loans	110	0.1	101	0.1	199	0.1
	Other	0	0.0	0	0.0	0	0.0
	Sub-total	119	0.1	119	0.1	230	0.1
Other operating revenue	Sales of property	306	0.2	2,509	1.7	2,823	0.9
	Cost of sales of restaurant business	527	0.3	648	0.4	1,246	0.4
	Bad debt write-off recovery	2,083	1.3	1,840	1.2	3,779	1.3
	Other	1,552	0.9	1,547	1.0	3,157	1.0
	Sub-total	4,470	2.7	6,545	4.3	11,007	3.6
Total		162,460	100.0	151,230	100.0	307,272	100.0

Note: "Other" included in "Other operating revenue" consists of clerical fees and guarantees.

(2) Other operating indicators

(Millions of yen)

	End of Current Non-Consolidated Interim Period (As of September 30, 2002)	End of Previous Non-Consolidated Interim Period (As of September 30, 2001)	End of Previous Non-Consolidated Accounting Period (As of March 31, 2002)
Balance of loans to customers	1,372,928	1,245,308	1,313,690
Unsecured loans	1,055,712	976,839	1,019,292
Secured loans	298,153	253,587	277,671
Small business loans	19,062	14,882	16,726
Number of accounts	2,271,326	2,206,509	2,244,283
Unsecured loans	2,175,347	2,125,824	2,155,235
Secured loans	80,359	68,354	75,057
Small business loans	15,620	12,331	13,991
Number of branches	1,599	1,593	1,603
Staffed branches	542	541	538
Unstaffed branches	1,042	1,036	1,050
Branches for secured loans	4	4	4
Restaurants	9	9	9
Karaoke parlors	2	3	2
Number of "Ojidosan" loan-contracting machines	1,581	1,574	1,585
Number of ATMs	32,882	26,565	28,170
Company-owned	1,684	1,680	1,688
Partner-owned	31,198	24,885	26,482
Number of employees	3,731	3,666	3,576
Bad debt write-off	31,615	23,730	51,726
Allowance for bad debts	83,161	65,428	75,909
Net income per share (yen)	326.30	314.79	426.54
Net assets per share (yen)	4,815.46	4,431.91	4,513.89

Notes: Total amount of loans outstanding and the number of customer accounts do not include loans and customer accounts related to claims in bankruptcy.

Bad debt write-off does not include claims in bankruptcy, which came to 1,089 million yen in the current non-consolidated interim period, 360 million in the previous non-consolidated interim period, and 1,422 million in the previous non-consolidated accounting period.

EXHIBIT 2

2003年3月期　中間決算資料データブック

Data Book (Interim March.2003)

アイフル株式会社

AIFUL CORPORATION

グループ合計営業実績 (Review of Operation / Group Total)

:債権ベース(Managed Asset Basis)

営業実績 (Operating Results)

年/決算月(Fiscal Year)		01/3	増減率(yoy%)	01/9	増減率(yoy%)	02/3	増減率(yoy%)	02/9	増減率(yoy%)	2003/3(*Forecast*)	増減率(yoy%)
業債権合計 (百万円)	*Total Receivable Outstanding (¥Million)*	1,821,875	-	1,901,325	70.5	2,002,499	9.9	2,119,825	11.5	2,281,054	13.9
営業貸付金残高	*Loans Outstanding*	1,407,636	-	1,522,067	36.5	1,635,954	16.2	1,740,076	14.3	1,863,762	13.9
無担保ローン	*Unsecured*	1,167,837	-	1,250,074	38.6	1,332,218	14.1	1,410,164	12.8	1,476,287	10.8
有担保ローン	*Home Equity*	227,600	-	254,654	25.3	278,893	22.5	299,192	17.5	319,461	14.5
事業者ローン	*Small Business*	12,198	-	17,338	65.4	24,843	103.7	30,719	77.2	68,014	173.8
クレジットカード(ショッピング)	*Credit Card Shopping*	63,490	-	65,793	-	61,686	-2.8	65,307	-0.7	67,066	8.7
信販事業(個品)	*Installment Sales Finance*	165,970	-	154,156	-	164,715	-0.8	183,938	19.3	210,070	27.5
信用保証売掛金	*Guarantee*	184,778	-	159,308	-	140,142	-24.2	130,503	-18.1	140,156	0.0
座数(残高あり) (千件)	*Customer Accounts (Thousand)*	3,043	-	3,222	48.5	3,336	9.6	3,453	7.2	-	-
無担保ローン	*Unsecured*	2,971	-	3,139	49.1	3,241	9.1	3,348	6.7	-	-
有担保ローン	*Home Equity*	61	-	68	22.3	75	23.2	80	17.6	-	-
事業者ローン	*Small Business*	10	-	14	71.8	19	92.6	25	71.5	-	-
口座当たり残高 (千円)	*Per Account ¥Thousand)*	462	-	472	-8.1	490	6.0	503	6.7	-	-
無担保ローン	*Unsecured*	392	-	398	-7.0	410	4.6	421	5.8	-	-
有担保ローン	*Home Equity*	3,729	-	3,722	2.4	3,709	-0.5	3,718	-0.1	-	-
事業者ローン	*Small Business*	1,199	-	1,186	-3.7	1,268	5.7	1,225	3.3	-	-
レジットカード会員数 (千件)	*Credit Card Holders (Thousand)*	7,598	-	8,047	-	8,835	16.3	9,420	17.1	9,846	11.4
販(個品)口座数 (千件)	*Shopping Installment Accounts (Thousand)*	633	-	629	-	645	2.0	698	11.0	-	-
規顧客件数 (千件)	*New Accounts (Thousand)*	554	-	327	31.9	637	14.9	310	-5.3	622	-2.4
無担保ローン	*Unsecured*	528	-	307	30.8	598	13.3	288	-6.2	573	-4.2
有担保ローン	*Home Equity*	22	-	13	20.8	27	21.9	13	-4.0	27	0.0
事業者ローン	*Small Business*	4	-	5	293.1	11	175.9	7	39.7	22	100.0
規クレジットカード発券数 (千枚)	*New Issue of Credit Card (Thousand)*	1,971	-	698	-	1,807	-8.3	1,187	69.9	1,926	6.6

チャネル展開 (Marketing Channel)

年/決算月(Fiscal Year)		01/3	増減数	01/9	増減数	02/3	増減数	02/9	増減数	2003/3(*Forecast*)	増減数
ーン事業店舗数 (店)	*Loan Business Branches*	1,754	-	1,843	*329*	1,899	*145*	1,920	*77*	1,992	*93*
有人店舗	*Staffed Branches*	687	-	721	*140*	752	*65*	759	*38*	803	*51*
無人店舗	*Unstaffed Branches*	1,067	-	1,122	*189*	1,147	*80*	1,161	*39*	1,189	*42*
動契約機設置台数 (台)	*Unmanned Loan-contracting Machines*	1,636	-	1,744	*244*	1,808	*172*	1,836	*92*	1,863	*55*
員数 (人)	*Number of Employees*	5,750	-	5,955	*2,241*	5,810	*60*	5,923	*-32*	6,071	*261*

:) 斜体数値は増減数　Notes:Italic Font = Increase or Decrease

注:ライフのデータにつきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「実態営業債権ベースの参考数値」です。

Note 1 : The data of a Life is the pro forma amount in which the accounts also included the operating assets excepted from balance sheet by securitization.

グループ合計損益の内訳 (Revenue and Expenses / Group Total)

トベース(On-Balance)

(百万円/¥Million)

年/決算月(Fiscal Year)		01/9	営業収益比 (%)	増減率 (yoy%)	02/3	営業収益比 (%)	増減率 (yoy%)	02/9	営業収益比 (%)	増減率 (yoy%)	2003/3 (Forecast)	営業収益比 (%)	増減率 (yoy%)
業収益	Operating Revenue	191,584	100.0	40.9	397,162	100.0	41.5	220,224	100.0	14.9	451,602	100.0	13.7
営業貸付金利息	Interest Income	172,906	90.3	31.2	359,318	90.5	32.0	199,615	90.6	15.4	408,921	90.5	13.8
無担保ローン	Unsecured	150,706	78.7	32.3	311,910	78.5	33.1	171,974	78.1	14.1	350,186	77.5	12.3
有担保ローン	Home Equity	20,271	10.6	23.3	43,150	10.9	23.4	24,598	11.2	21.3	48,941	10.8	13.4
事業者ローン	Small Business	1,928	1.0	36.0	4,257	1.1	47.4	3,042	1.4	57.7	9,792	2.2	130.0
クレジットカード(ショッピング)収益	Credit Card Shopping	3,146	1.6	-	6,742	1.7	-	3,828	1.7	21.7	7,724	1.7	14.6
信販事業(個品)収益	Installment Sales Finance	4,005	2.1	-	10,353	2.6	-	6,917	3.1	72.7	15,087	3.3	45.7
信用保証収益	Guarantees	2,160	1.1	-	4,076	1.0	-	1,935	0.9	-10.4	4,025	0.9	-1.3
その他の金融収益	Other Financial Revenue	302	0.2	102.3	525	0.1	54.0	142	0.1	-52.9	357	0.1	-32.0
その他の営業収益	Other Operating Revenue	9,062	4.7	124.5	16,146	4.1	99.8	7,784	3.5	-14.1	15,483	3.4	-4.1
不動産売上高	Sales of Property	2,509	1.3	-	2,823	0.7	6,925.0	306	0.1	-87.8	473	0.1	-83.2
サービス事業売上高	Restaurant & Karaoke	648	0.3	-3.8	1,246	0.3	-4.3	527	0.2	-18.6	1,115	0.2	-10.5
償却債権回収額	Bad Debt Recovery	2,733	1.4	54.9	5,715	1.4	62.8	3,326	1.5	21.7	6,687	1.5	17.0
その他	Other	3,171	1.7	98.5	6,360	1.6	97.0	3,623	1.6	14.3	7,207	1.6	13.3
業費用	Operating Expenses	134,875	70.4	62.6	285,832	72.0	62.1	158,141	71.8	17.3	320,833	71.0	12.2
金融費用	Financial Expenses	16,985	8.9	22.7	34,615	8.7	19.6	18,777	8.5	10.6	39,540	8.8	14.2
借入金利息等	Interest on Borrowings	10,930	5.7	4.6	21,987	5.5	5.2	12,404	5.6	13.5	27,624	6.1	25.6
社債利息等	Interest on SB etc.	6,054	3.2	78.6	12,627	3.2	57.3	6,373	2.9	5.3	11,916	2.6	-5.6
売上原価	Cost of Sales	2,511	1.3	1,196.9	3,025	0.8	594.6	444	0.2	-82.3	650	0.1	-78.5
不動産売上原価	Cost of Sales of Property	2,330	1.2	-	2,677	0.7	4,617.8	296	0.1	-87.3	368	0.1	-86.3
サービス事業売上原価	Cost of Restaurant Business	180	0.1	-7.0	348	0.1	-8.1	148	0.1	-17.7	282	0.1	-19.0
その他の営業費用	Other Operating Expenses(SG&A)	115,378	60.2	67.5	248,191	62.5	68.9	138,919	63.1	20.4	280,640	62.1	13.1
貸倒関連費用	Credit Cost	36,174	18.9	62.6	89,945	22.6	74.0	59,313	26.9	64.0	116,658	25.8	29.7
貸倒損失	Write offs	-	-	-	7,925	2.0	106.5	-	-	-	1,179	0.3	-85.1
貸倒引当金繰入額	Allowance for Bad Debts	36,174	18.9	62.6	82,020	20.7	71.3	59,313	26.9	64.0	115,478	25.6	40.8
広告宣伝費	Advertising Expenses	13,975	7.3	71.3	26,845	6.8	52.1	11,962	5.4	-14.4	22,836	5.1	-14.9
人件費	Salaries	22,022	11.5	67.4	43,666	11.0	59.2	22,968	10.4	4.3	48,564	10.8	11.2
役員報酬	Directors' Salaries	264	0.1	34.3	595	0.1	50.7	301	0.1	14.0	429	0.1	-27.9
従業員給与賞与等	Employees' Salaries	15,304	8.0	73.9	34,519	8.7	72.5	16,559	7.5	8.2	38,811	8.6	12.4
その他	Other	6,454	3.4	55.2	8,551	2.2	21.8	6,108	2.8	-5.4	9,322	2.1	9.0
連結調整勘定償却	Amortization of Goodwill and Consolidation Differences	1,863	1.0	754.4	3,178	0.8	629.9	1,293	0.6	-30.6	2,606	0.6	-18.0
その他	Other	41,341	21.6	67.5	83,201	20.9	67.3	43,381	19.7	4.9	89,975	19.9	8.1
業利益	Operating Income	56,709	29.6	6.9	111,329	28.0	6.7	62,082	28.2	9.5	130,769	29.0	17.5
営業外収益	Non-operating Income	428	0.2	27.4	1,333	0.3	25.5	544	0.2	27.2	535	0.1	-59.9
営業外費用	Non-operating Expenses	6,349	3.3	314.8	7,595	1.9	307.9	3,304	1.5	-47.9	6,049	1.3	-20.4
常利益	Ordinary Income	50,788	26.5	-2.1	105,067	26.5	1.5	59,322	26.9	16.8	125,255	27.7	19.2
特別利益	Extraordinary Income	619	0.3	441.5	1,729	0.4	2,123.7	407	0.2	-34.2	506	0.1	-70.7
特別損失	Extraordinary Losses	551	0.3	-87.7	44,948	11.3	307.3	955	0.4	73.1	2,571	0.6	-94.3
引前利益	Income before Income Taxes	50,855	26.5	7.1	61,848	15.6	-33.2	58,774	26.7	15.6	123,191	27.3	99.2
法人税・住民税及び事業税	Income Taxes	23,353	12.2	0.5	36,292	9.1	-21.5	31,687	14.4	35.7	60,190	13.3	65.8
法人税等調整額	Effect of a Tax Consequences	-3,059	-1.6	-714.7	8,907	2.2	386.0	3,802	1.7	-224.3	3,849	0.9	-56.8
少数株主利益(損失)	Minority Interest Loss	545	0.3	-	601	0.2	1,085.4	-8	-0.0	-101.6	-48	-0.0	-108.0
期純利益	Net Income	24,987	13.0	1.0	35,063	8.8	-27.3	30,880	14.0	23.6	66,801	14.8	90.5

ループ合計資金調達の状況 (Review of Funding / Group Total)

権ベース(Managed Asset Basis)

態別調達金額 (Amount of Borrowings by Type of Lender)

(百万円/¥ Million)

	年/決算月(Fiscal Year)	01/3	構成比(%)	01/9	構成比(%)	02/3	構成比(%)	02/9	構成比(%)
金	Borrowings	811,765	53.7	817,677	55.0	823,148	51.8	885,820	52.1
都市銀行	City Banks	6,320	0.4	7,682	0.5	7,150	0.4	7,200	0.4
長期信用銀行	Long-Term Credit Banks	59,290	3.9	75,858	5.1	79,627	5.0	84,563	5.0
信託銀行	Trust Banks	137,467	9.1	147,220	9.9	159,292	10.0	182,351	10.7
地方銀行・第二地方銀行	Regional Banks	135,421	9.0	148,582	10.0	163,155	10.3	178,583	10.5
生命保険会社	Life Insurance	166,113	11.0	158,038	10.6	139,451	8.8	141,086	8.3
損害保険会社	Non-Life Insurance	64,700	4.3	62,262	4.2	59,548	3.7	54,916	3.2
外国銀行	Foreigner	76,766	5.1	65,060	4.4	64,402	4.1	66,815	3.9
シンジケートローン	Syndicated Loan	79,500	5.3	58,333	3.9	46,666	2.9	64,300	3.8
邦銀	Japanese Banks	70,000	4.6	58,333	3.9	46,666	2.9	48,800	2.9
外銀	Foreigner	9,500	0.6	-	-	-	-	15,500	0.9
県信連等	Credit Association	17,320	1.1	24,979	1.7	27,630	1.7	40,954	2.4
その他	Other	68,866	4.6	69,662	4.7	76,225	4.8	65,049	3.8
社債等	CP and Bonds	700,500	46.3	669,380	45.0	766,124	48.2	813,748	47.9
CP	CP	15,000	1.0	15,000	1.0	15,000	0.9	15,000	0.9
普通社債	SB	377,500	25.0	441,500	29.7	422,500	26.6	455,500	26.8
流動化	ABS	308,000	20.4	212,880	14.3	328,624	20.7	343,248	20.2
合　計	Total	1,512,265	100.0	1,487,058	100.0	1,589,272	100.0	1,699,568	100.0

期・短期別調達金額 (Short and Long-term Borrowings)

(百万円/¥ Million)

	年/決算月(Fiscal Year)	01/3	構成比(%)	01/9	構成比(%)	02/3	構成比(%)	02/9	構成比(%)
調達	Short-term Borrowings	47,323	3.1	41,354	2.8	52,491	3.3	79,712	4.7
短期借入	Borrowings	32,323	2.1	26,354	1.8	37,491	2.4	64,712	3.8
CP	CP	15,000	1.0	15,000	1.0	15,000	0.9	15,000	0.9
調達	Long-term Borrowings	1,464,941	96.9	1,445,703	97.2	1,536,780	96.7	1,619,855	95.3
固定金利借入	Fixed Rate	246,457	16.3	261,607	17.6	201,570	12.7	204,571	12.0
変動金利借入	Floating Rate	532,984	35.2	529,716	35.6	584,086	36.8	616,536	36.3
キャップ	With Cap	160,000	10.6	110,000	7.4	70,100	4.4	70,300	4.1
スワップ	With Swap	33,600	2.2	85,080	5.7	113,260	7.1	211,120	12.4
社債等(固定)	SB Other (Fixed Bond)	359,500	23.8	462,500	31.1	452,724	28.5	550,348	32.4
普通社債	SB	359,500	23.8	423,500	28.5	404,500	25.5	437,500	25.7
流動化	ABS	-	-	39,000	2.6	48,224	3.0	112,848	6.6
社債等(変動)	SB Other (Floating Bond)	326,000	21.6	191,880	12.9	298,400	18.8	248,400	14.6
普通社債	SB	18,000	1.2	18,000	1.2	18,000	1.1	18,000	1.1
スワップ	With Swap	3,000	0.2	3,000	0.2	3,000	0.2	3,000	0.2
流動化	ABS	308,000	20.4	173,880	11.7	280,400	17.6	230,400	13.6
キャップ	With Cap	-	-	-	-	230,400	14.5	230,400	13.6
合　計	Total	1,512,265	100.0	1,487,058	100.0	1,589,272	100.0	1,699,568	100.0

※キャップ・スワップには、開始年月日が未到来のスワップ(200百万円)を含んでおりません。なお、未到来のキャップはありません。

調達金利 (Funding Cost)

	年/決算月(Fiscal Year)	01/3	01/9	02/3	02/9
金利	Funding Cost	2.75	2.45	2.04	1.89
直接	Direct	2.91	2.60	1.54	1.56
間接	Indirect	2.62	2.32	2.52	2.20

※調達金利＝末約定ベース平均表面金利　※Funding Cost = Interest Rate／Average Borrowing

考》

		01/3	01/9	02/3	02/9
プライムレート	Long term prime rate	1.90	1.65	2.30	1.70

ループ合計利益指標 *(Review of Profit / Group Total)*

ース(On-Balance)

目		年/決算月 (Fiscal Year)		01/3	増減率(%)	01/9	増減率(yoy%)	02/3	増減率(yoy%)	02/9	増減率(yoy%)	2003/3 (Forecast)	増減率(yoy%)
収益	(百万円)	*Operating Revenue*	(¥ Million)	280,656	-	191,584	40.9	397,162	41.5	220,224	14.9	451,603	13.7
費用	(百万円)	*Operating Expenses*	(¥ Million)	176,323	-	134,875	62.6	285,832	62.1	158,141	17.3	320,834	12.2
利益	(百万円)	*Operating Income*	(¥ Million)	104,333	-	56,709	6.9	111,329	6.7	62,082	9.5	130,769	17.5
利益	(百万円)	*Ordinary Income*	(¥ Million)	103,533	-	50,788	-2.1	105,067	1.5	59,322	16.8	125,255	19.2
純利益	(百万円)	*Net Income*	(¥ Million)	48,252	-	24,987	1.0	35,063	-27.3	30,880	23.6	66,801	90.5
本	(百万円)	*Total Assets*	(¥ Million)	1,865,537	-	2,010,566	52.9	2,029,633	8.8	2,175,807	8.2	2,268,878	11.8
資本	(百万円)	*Shareholders' Equity*	(¥ Million)	306,549	-	415,571	45.8	421,343	37.4	449,765	8.3	490,725	16.5
当たり当期純利益 ※1	(円)	*EPS*	(¥)	569.32	-	288.56	-1.3	390.00	-31.5	331.49	14.9	712.09	82.6
当たり株主資本 ※1	(円)	*BPS*	(¥)	3,611.74	-	4,450.53	32.5	4,523.01	25.2	4,828.15	8.5	5,194.56	14.8
資本比率	(%)	*Equity Ratio*	(%)	16.4	-	20.7	*-1.0*	20.7	*4.3*	20.7	*0.0*	21.6	*0.9*
資本当期純利益率	(%)	*ROE*	(%)	15.7	-	13.8	-	9.6	*-6.1*	14.1	*0.3*	14.7	*5.0*
本当期純利益率	(%)	*ROA*	(%)	2.6	-	2.6	-	1.8	*-0.8*	2.9	*0.4*	3.1	*1.3*

※1:01/3中に、1:1.5の株式分割実施　※1:Stock Split (1:1.5) in FY2001

注）斜体数値は増減数　Notes:Italic Font = Increase or Decrease

イフル利益指標 *(Review of Profit / AIFUL)*

目		年/決算月 (Fiscal Year)		01/3	増減率(%)	01/9	増減率(yoy%)	02/3	増減率(yoy%)	02/9	増減率(yoy%)	2003/3 (Forecast)	増減率(yoy%)
収益	(百万円)	*Operating Revenue*	(¥ Million)	270,827	13.5	151,230	14.6	307,272	13.5	162,460	7.4	327,067	6.4
費用	(百万円)	*Operating Expenses*	(¥ Million)	167,507	10.9	95,550	21.2	196,830	17.5	103,541	8.4	207,836	5.6
利益	(百万円)	*Operating Income*	(¥ Million)	103,319	18.2	55,680	4.9	110,442	6.9	58,918	5.8	119,230	8.0
利益	(百万円)	*Ordinary Income*	(¥ Million)	103,372	21.6	51,542	-1.2	107,515	4.0	58,465	13.4	119,000	10.7
純利益	(百万円)	*Net Income*	(¥ Million)	48,512	10.0	27,259	8.9	38,349	-20.9	30,396	11.5	62,479	62.9
本	(百万円)	*Total Assets*	(¥ Million)	1,586,409	34.2	1,742,525	33.8	1,740,868	9.7	1,853,841	6.4	1,910,818	9.8
資本	(百万円)	*Shareholders' Equity*	(¥ Million)	302,601	19.7	413,833	47.2	420,493	39.0	448,583	8.4	478,799	13.9
当たり当期純利益 ※1	(円)	*EPS*	(¥)	572.38	-27.2	314.79	6.4	426.54	-25.5	326.30	3.7	670.69	57.2
当たり株主資本 ※1	(円)	*BPS*	(¥)	3,565.21	-20.9	4,431.91	33.8	4,513.89	26.6	4,815.46	8.7	5,056.49	12.0
当たり配当金 ※1	(円)	*Cash Dividends per Share* ※1	(¥)	50.00	-16.7	25.00	25.0	50.00	0.0	30.00	20.0	60.00	20.0
性向	(%)	*Payout Ratio*	(%)	8.7	*1.1*	-	-	12.2	*3.5*	-	-	-	-
資本比率	(%)	*Equity Ratio*	(%)	19.1	*-2.3*	23.7	*2.2*	24.2	*5.1*	24.2	*0.4*	25.1	*0.9*
資本当期純利益率	(%)	*ROE*	(%)	17.5	*-1.9*	15.2	*-3.6*	10.6	*-6.9*	14.0	*-1.2*	13.9	*3.3*
本当期純利益率	(%)	*ROA*	(%)	3.5	*-0.5*	3.3	*-0.8*	2.3	*-1.2*	3.4	*0.1*	3.4	*1.1*

※1:01/3中に、1:1.5の株式分割実施　※1:Stock Split (1:1.5) in FY2001

注）斜体数値は増減数　Notes:Italic Font = Increase or Decrease

考）

経費率 ※2	(%)	*SG & A Cost / Loan* ※2	(%)	12.8	*-0.7*	12.7	*0.2*	13.0	*0.2*	12.7	*0.1*	12.5	*-0.4*

※2:残高経費率＝その他の営業費用／((期初残高+期末残高)÷2)(%)　※2:SG & A Cost = Other Operating Expenses(SG&A)／Average Loans Outstanding(%)

注）斜体数値は増減数　Notes:Italic Font = Increase or Decrease

アイフル営業実績 (Review of Operation / AIFUL)

)営業実績 (Operating Results)

年/決算月 (Fiscal Year)		01/3	増減率(yoy%)	01/9	増減率(yoy%)	02/3	増減率(yoy%)	02/9	増減率(yoy%)	2003/3 (Forecast)	増減率(yoy%)
営業貸付金残高 (百万円)	*Loans Outstanding (¥ Million)*	1,159,734	15.8	1,245,308	15.7	1,313,690	13.3	1,372,928	10.2	1,421,374	8.2
無担保ローン	*Unsecured*	921,891	13.9	976,839	13.3	1,019,292	10.6	1,055,712	8.1	1,082,350	6.2
有担保ローン	*Home Equity*	225,644	24.4	253,587	24.7	277,671	23.1	298,153	17.6	317,934	14.5
事業者ローン	*Small Business*	12,198	18.5	14,882	42.0	16,726	37.1	19,062	28.1	21,089	26.1
口座数 (千件)	*Customer Accounts (Thousand)*	2,121	7.4	2,206	7.9	2,244	5.8	2,271	2.9	2,281	1.7
無担保ローン	*Unsecured*	2,050	7.0	2,125	7.3	2,155	5.1	2,175	2.3	2,177	1.0
有担保ローン	*Home Equity*	60	22.0	68	22.2	75	23.1	80	17.6	87	16.2
事業者ローン	*Small Business*	10	25.8	12	45.0	13	37.6	15	26.7	17	24.3
一口座当たり残高 (千円)	*Per Account (¥ Thousand)*	546	7.9	564	7.3	585	7.1	604	7.1	622	6.4
無担保ローン	*Unsecured*	449	6.5	459	5.6	472	5.2	485	5.6	497	5.1
有担保ローン	*Home Equity*	3,700	1.9	3,709	2.1	3,699	-0.0	3,710	0.0	3,645	-1.5
事業者ローン	*Small Business*	1,199	-5.8	1,206	-2.1	1,195	-0.3	1,220	1.1	1,212	1.4
新規顧客件数 (千件)	*New Accounts (Thousand)*	479	6.9	262	12.3	496	3.4	222	-15.6	444	-10.4
無担保ローン	*Unsecured*	453	6.7	245	11.1	462	2.0	205	-16.5	409	-11.4
有担保ローン	*Home Equity*	22	9.2	13	20.8	27	21.9	13	-4.0	27	-0.1
事業者ローン	*Small Business*	4	19.3	3	130.4	6	55.6	3	3.5	7	18.3
実質平均利回り ※1 (%)	*Average Yield ※1 (%)*	24.3	*-0.7*	24.0	*-0.6*	23.9	*-0.4*	23.4	*-0.5*	23.2	*-0.7*
無担保ローン	*Unsecured*	26.0	*-0.6*	25.7	*-0.6*	25.7	*-0.3*	25.2	*-0.6*	25.2	*-0.5*
有担保ローン	*Home Equity*	17.2	*-0.1*	16.9	*-0.2*	17.1	*-0.1*	17.0	*0.2*	16.4	*-0.7*
事業者ローン	*Small Business*	25.7	*-4.9*	26.2	*-1.1*	26.9	*1.2*	25.6	*-0.6*	25.3	*-1.6*

※1：実質平均利回り＝営業貸付金利息／((期初残高＋期末残高)÷2)(%)　※1：Average Yield=Interest Income/Average Loans Outstanding (%)

注） 斜体数値は増減数　Notes：Italic Font = Increase or Decrease

)チャネル展開 (Marketing Channel)

年/決算月 (Fiscal Year)		01/3	増減数(yoy)	01/9	増減数(yoy)	02/3	増減数(yoy)	02/9	増減数(yoy)	2003/3 (Forecast)	増減数(yoy)
ローン事業店舗数 ※2 (店)	*Loan Business Branches ※2*	1,529(892)	*218*	1,581(939)	*153*	1,592(947)	*63*	1,588(944)	*7*	1,593	*1*
有人店舗 ※3	*Staffed Branches ※3*	536(120)	*2*	539(120)	*3*	536(119)	*0*	540(121)	*1*	533	*-3*
無人店舗 ※3	*Unstaffed Branches ※3*	987(772)	*214*	1,036(819)	*148*	1,050(828)	*63*	1,042(823)	*6*	1,054	*4*
ハートプラザ ※4	*Heart Plaza ※4*	4	*0*	4	*0*	4	*0*	4	*0*	4	*0*
その他 ※5	*Other ※5*	2	*2*	2	*2*	2	*0*	2	*0*	2	*0*
ローン事業店舗出店数 (店)	*Newly Opened Branches*	245	-	72	-	94	-	7	-	22	-
有人店舗 ※6	*Staffed Branches ※6*	8	-	2	-	2	-	-	-	1	-
無人店舗	*Unstaffed Branches*	235	-	70	-	92	-	7	-	21	-
ハートプラザ ※4	*Heart Plaza ※4*	-	-	-	-	-	-	-	-	-	-
その他 ※5	*Other ※5*	2	-	-	-	-	-	-	-	-	-
有人店の無人化 (店)	*Remodeled into Unstaffed*	11	-	6	-	13	-	3	-	11	-
無人店の有人化 (店)	*Remodeled into Staffed*	5	-	7	-	11	-	7	-	7	-
廃店 ※6 (店)	*Closed Branches ※6*	27	-	20	-	31	-	11	-	21	-
自動契約機設置台数 (台)	*Unmanned Loan-contracting Machines*	1,522	*217*	1,574	*154*	1,585	*63*	1,581	*7*	1,586	*1*
併設型	*At Staffed Branches*	534	*3*	537	*6*	534	*0*	538	*1*	531	*-3*
独立型	*At Unstaffed Branches*	988	*214*	1,037	*148*	1,051	*63*	1,043	*6*	1,055	*4*
ATM・CDネットワーク (台)	*AIFUL ATMs and Tie-up CDs*	22,021	*5,390*	26,565	*8,392*	35,904	*13,883*	40,501	*13,936*	-	-
ATM台数	*AIFUL ATMs*	1,646	*209*	1,680	*128*	1,688	*42*	1,684	*4*	1,689	*1*
提携CD台数	*Tie-up CDs*	20,375	*5,181*	24,885	*8,264*	26,482	*6,107*	31,198	*6,313*	-	-
ロッピー	*Loppi*	-	-	-	-	7,734	*7,734*	7,619	*7,619*	-	-
レストラン店舗 (店)	*Restaurants*	10	*0*	9	*-1*	9	*-1*	9	*0*	9	*0*
カラオケ店舗 (店)	*Karaoke Parlors*	3	*0*	3	*0*	2	*-1*	2	*-1*	2	*0*
社員数 (人)	*Number of Employees*	3,477	*214*	3,666	*198*	3,576	*99*	3,731	*65*	3,403	*-173*

※2：()はロードサイド型　※2：Roadside Type

※3：ハートプラザは有担保専門店　※3：Heart Plaza is Specialized for Secured Loans

※4：eきゃっシング店1店・個品割賦店1店　※4：e-cashing:1・Sales Finance:1

※5：()は日本ベネフィット店舗数　※5：Nippon Benefit

注） 斜体数値は増減数　Note：Italic Font = Increase or Decrease

アイフル損益の内訳 (Revenue and Expenses / AIFUL)

(百万円/¥Million)

年/決算月(Fiscal Year)		01/9	営業収益比 (%)	増減率 (yoy%)	02/3	営業収益比 (%)	増減率 (yoy%)	02/9	営業収益比 (%)	増減率 (yoy%)	2003/3 (Forecast)	営業収益比 (%)	増減率 (yoy%)
業収益	Operating Revenue	151,230	100.0	14.6	307,272	100.0	13.5	162,460	100.0	7.4	327,067	100.0	6.4
営業貸付金利息	Interest Income	144,565	95.6	13.1	296,034	96.3	12.7	157,870	97.2	9.2	317,845	97.2	7.4
無担保ローン	Unsecured	122,530	81.0	11.5	249,088	81.1	10.8	130,999	80.6	6.9	264,230	80.8	6.1
有担保ローン	Home Equity	20,256	13.4	23.2	43,054	14.0	23.1	24,571	15.1	21.3	48,837	14.9	13.4
事業者ローン	Small Business	1,779	1.2	25.4	3,891	1.3	34.7	2,298	1.4	29.2	4,777	1.5	22.8
その他の金融収益	Other Financial Revenue	119	0.1	-19.7	230	0.1	-31.9	119	0.1	0.1	246	0.1	7.0
その他の営業収益	Other Operating Revenue	6,545	4.3	64.6	11,007	3.6	39.2	4,470	2.8	-31.7	8,974	2.7	-18.5
受取保証料	Loan Guarantee Fee	20	0.0	-	83	0.0	2,842.3	184	0.1	795.5	473	0.1	469.9
不動産売上高	Sales of Property	2,509	1.7	-	2,823	0.9	6,925.0	306	0.2	-87.8	306	0.1	-89.2
サービス事業売上高	Restaurant & Karaoke	648	0.4	-3.8	1,246	0.4	-4.3	527	0.3	-18.6	1,115	0.3	-10.5
償却債権回収額	Bad Debt Recovery	1,840	1.2	8.0	3,779	1.2	13.7	2,083	1.3	13.2	4,089	1.3	8.2
その他	Other	1,526	1.0	-4.5	3,074	1.0	-5.0	1,368	0.8	-10.4	2,990	0.9	-2.7
業費用	Operating Expenses	95,550	63.2	21.2	196,830	64.1	17.5	103,541	63.7	8.4	207,836	63.5	5.6
金融費用	Financial Expenses	16,684	11.0	21.7	33,377	10.9	16.4	17,388	10.7	4.2	35,826	11.0	7.3
借入金利息等	Interest on Borrowings	10,632	7.0	3.1	21,124	6.9	2.3	11,394	7.0	7.2	23,910	7.3	13.2
社債利息等	Interest on SB etc.	6,051	4.0	78.5	12,253	4.0	52.7	5,993	3.7	-1.0	11,916	3.6	-2.8
売上原価	Cost of Sales	2,511	1.7	1,196.9	3,025	1.0	594.6	444	0.3	-82.3	650	0.2	-78.5
不動産売上原価	Cost of Sales of Property	2,330	1.5	-	2,677	0.9	4,617.8	296	0.2	-87.3	368	0.1	-86.3
サービス事業売上原価	Cost of Restaurant Business	180	0.1	-7.0	348	0.1	-8.1	148	0.1	-17.7	282	0.1	-19.0
その他の営業費用	Other Operating Expenses(SG&A)	76,355	50.5	17.6	160,426	52.2	15.9	85,709	52.8	12.3	171,360	52.4	6.8
貸倒関連費用	Credit Cost	27,556	18.2	35.8	65,300	21.3	38.1	38,123	23.5	38.3	74,490	22.8	14.1
貸倒損失	Write offs	-	-	-	6,611	2.2	204.1	-	-	-	4,998	1.5	-24.4
貸倒引当金繰入額	Allowance for Bad Debts	27,556	18.2	35.8	58,689	19.1	30.1	38,123	23.5	38.3	69,491	21.2	18.4
広告宣伝費	Advertising Expenses	10,233	6.8	28.8	19,274	6.3	13.1	8,294	5.1	-19.0	16,147	4.9	-16.2
支払手数料	Commission	5,298	3.5	-12.4	9,769	3.2	-6.6	4,641	2.9	-12.8	10,406	3.2	6.5
人件費	Salaries	13,620	9.0	7.8	26,501	8.6	1.6	14,177	8.7	4.1	29,528	9.0	11.4
役員報酬	Directors' Salaries	201	0.1	5.7	415	0.1	9.0	210	0.1	4.7	440	0.1	6.0
従業員給与賞与等	Employees' Salaries	9,394	6.2	11.5	20,579	6.7	-1.8	10,112	6.2	7.6	23,136	7.1	12.4
その他	Other	4,024	2.7	0.3	5,506	1.8	16.1	3,853	2.4	-4.3	5,951	1.8	8.1
賃借料・地代家賃	Rental Expenses · Land Rent	7,388	4.9	-2.3	15,001	4.9	0.0	7,826	4.8	5.9	16,920	5.2	12.8
消耗品費・修繕費	Supplies · Repair and Maintenance	2,205	1.5	21.1	4,183	1.4	6.6	2,108	1.3	-4.4	5,434	1.7	29.9
通信費	Communications	1,771	1.2	2.6	3,921	1.3	15.2	2,156	1.3	21.8	5,155	1.6	31.5
保険料	Insurance Premium	1,662	1.1	0.2	3,431	1.1	2.2	1,771	1.1	6.6	3,635	1.1	5.9
減価償却費	Depreciation	2,128	1.4	57.3	4,465	1.5	6.3	1,845	1.1	-12.3	3,497	1.1	-21.7
その他	Other	4,489	3.0	15.7	8,576	2.8	12.3	4,763	2.9	6.1	6,144	1.9	-28.4
業利益	Operating Income	55,680	36.8	4.9	110,442	35.9	6.9	58,918	36.3	5.8	119,230	36.5	8.0
営業外収益	Non-operating Income	2,114	1.4	275.9	4,570	1.5	164.8	2,597	1.6	22.8	5,427	1.7	18.8
営業外費用	Non-operating Expenses	6,251	4.1	326.2	7,496	2.4	348.1	3,049	1.9	-51.2	5,657	1.7	-24.5
常利益	Ordinary Income	51,542	34.1	-1.2	107,515	35.0	4.0	58,465	36.0	13.4	119,000	36.4	10.7
特別利益	Extraordinary Income	230	0.2	102.0	367	0.1	380.4	261	0.2	13.3	301	0.1	-18.0
特別損失	Extraordinary Losses	421	0.3	-90.5	35,229	11.5	221.0	140	0.1	-66.6	289	0.1	-99.2
引前利益	Income before Income Taxes	51,352	34.0	7.3	72,653	23.6	-21.4	58,586	36.1	14.1	119,011	36.4	63.8
法人税・住民税等	Income Taxes	18,436	12.2	0.1	28,309	9.2	-22.4	25,390	15.6	37.7	47,891	14.6	69.2
事業税	Enterprise Taxes	4,323	2.9	1.1	6,692	2.2	-21.5	5,939	3.7	37.4	11,233	3.4	67.9
法人税等調整額	Effect of a Tax Consequences	-1,333	-0.9	1,035.1	696	0.2	-33.5	3,139	1.9	-335.4	2,593	0.8	272.6
期純利益	Net Income	27,259	18.0	8.9	38,349	12.5	-20.9	30,396	18.7	11.5	62,479	19.1	62.9

アイフル資金調達の状況 (Review of Funding / AIFUL)

)形態別調達金額 (Amount of Borrowings by Type of Lender)

(百万円/¥Million)

年/決算月 (Fiscal Year)		01/3	構成比(%)	01/9	構成比(%)	02/3	構成比(%)	02/9	構成比(%)	2003/3 (Forecast)	構成比(%)
借入金	Borrowings	791,674	64.9	770,832	60.9	741,855	58.7	756,678	57.1	779,095	58.8
都市銀行	City Banks	6,004	0.5	7,432	0.6	6,950	0.6	7,050	0.5	-	-
長期信用銀行	Long-Term Credit Banks	59,290	4.9	70,858	5.6	70,459	5.6	70,805	5.3	-	-
信託銀行	Trust Banks	137,467	11.3	139,920	11.0	141,731	11.2	155,817	11.8	-	-
地方銀行·第二地方銀行	Regional Banks	124,962	10.2	134,797	10.6	148,488	11.8	156,124	11.8	-	-
生命保険会社	Life Insurance	166,113	13.6	158,038	12.5	139,451	11.0	139,024	10.5	-	-
損害保険会社	Non-Life Insurance	64,700	5.3	61,262	4.8	58,710	4.6	52,078	3.9	-	-
外国銀行	Foreigner	76,766	6.3	65,061	5.1	64,402	5.1	51,815	3.9	-	-
シンジケートローン	Syndicated Loan	79,500	6.5	58,333	4.6	46,666	3.7	64,300	4.9	-	-
邦銀	Japanese Banks	70,000	5.7	58,333	4.6	46,666	3.7	48,800	3.7	-	-
外銀	Foreigner	9,500	0.8	-	-	-	-	15,500	1	-	-
県信連等	Credit Association	17,120	1.4	19,589	1.5	22,885	1.8	30,919	2.3	-	-
その他	Other	59,749	4.9	55,542	4.4	42,111	3.3	28,745	2.2	-	-
CP·社債等	CP and Bonds	427,500	35.1	495,500	39.1	521,124	41.3	568,748	42.9	545,868	41.2
CP	CP	15,000	1.2	15,000	1.2	15,000	1.2	15,000	1.1	-	-
普通社債	SB	377,500	31.0	441,500	34.9	422,500	33.5	455,500	34.4	-	-
流動化	ABS	35,000	2.9	39,000	3.1	83,624	6.6	98,248	7.4	-	-
合計	Total	1,219,174	100.0	1,266,332	100.0	1,262,979	100.0	1,325,426	100.0	1,324,963	100.0

)長期·短期別調達金額 (Short and Long-term Borrowings)

(百万円/¥Million)

年/決算月 (Fiscal Year)		01/3	構成比(%)	01/9	構成比(%)	02/3	構成比(%)	02/9	構成比(%)	2003/3 (Forecast)	構成比(%)
短期調達	Short-term Borrowings	32,500	2.7	29,500	2.3	29,000	2.3	30,200	2.3	30,200	2.3
短期借入	Borrowings	17,500	1.4	14,500	1.1	14,000	1.1	15,200	1.1	-	-
CP	CP	15,000	1.2	15,000	1.2	15,000	1.2	15,000	1.1	-	-
長期調達	Long-term Borrowings	1,186,674	97.3	1,236,832	97.7	1,233,979	97.7	1,295,226	97.7	1,294,763	97.7
固定金利借入	Fixed Rate	246,157	20.2	222,307	17.6	201,370	15.9	194,222	14.7	-	-
変動金利借入	Floating Rate	528,016	43.3	534,025	42.2	526,484	41.7	547,256	41.3	-	-
キャップ	With Cap	160,000	13.1	110,000	8.7	70,100	5.6	70,300	5.3	-	-
スワップ	With Swap	33,600	2.8	85,080	6.7	113,260	9.0	211,120	15.9	-	-
社債等(固定)	SB Other (Fixed Bond)	359,500	29.4	462,500	36.5	438,124	34.7	515,748	38.9	-	-
普通社債	SB	359,500	29.4	423,500	33.4	404,500	32.0	437,500	33.0	-	-
流動化	ABS	-	-	39,000	3.1	33,624	2.7	78,248	5.9	-	-
社債等(変動)	SB Other (Floating Bond)	53,000	4.3	18,000	1.4	68,000	5.4	38,000	2.9	-	-
普通社債	SB	18,000	1.5	18,000	1.4	18,000	1.4	18,000	1.4	-	-
スワップ	With Swap	3,000	0.2	3,000	0.2	3,000	0.2	3,000	0.2	-	-
流動化	ABS	35,000	2.9	-	-	50,000	4.0	20,000	1.5	-	-
キャップ	With Cap	-	-	-	-	-	-	20,000	1.5	-	-
固定金利借入比率	Ratio of Fixed Rate Borrowings to Total Borrowings	605,657	49.7	684,807	54.1	639,494	50.6	709,970	53.6	-	-
実質固定金利借入比率	Ratio of Borrowings at Fixed Ratio	802,257	65.8	882,887	69.7	825,854	65.4	1,014,390	76.5	-	-
合計	Total	1,219,174	100.0	1,266,332	100.0	1,262,979	100.0	1,325,426	100.0	1,324,963	100.0

※キャップ·スワップには、開始年月日が未到来のキャップ(200百万円)を含んでおりません。なお、未到来のスワップはありません。

)調達金利 (Funding Cost)

(%)

年/決算月 (Fiscal Year)		01/3	01/9	02/3	02/9	2003/3 (Forecast)
調達金利	Funding Cost	2.45	2.24	2.30	2.13	2.23
直接	Direct	2.14	2.10	1.96	1.98	2.04
間接	Indirect	2.62	2.34	2.53	2.24	2.37

※調達金利＝末約定ベース平均表面金利　※Funding Cost = Interest Rate／Average Borrowing

【参考】

(%)

長期プライムレート	Long term prime rate	1.90	1.65	2.30	1.70	2.10

アイフル債権ポートフォリオ (Analysis of Loan Portfolio / AIFUL)

貸付利率別残高構成(Breakdown By Interest Rate)

貸付利率 Interest Rate on Loans to Customers		01/9 件数(千件) Account ※1	構成比(%)	01/9 残高(百万円) Loan Balance ※2	構成比(%)	02/3 件数(千件) Account ※1	構成比(%)	02/3 残高(百万円) Loan Balance ※2	構成比(%)	02/9 件数(千件) Account ※1	構成比(%)	02/9 残高(百万円) Loan Balance ※2	構成比(%)
無担保ローン (Unsecured Loans)	<25.0%	130	6.1	163,673	16.8	138	6.4	182,211	17.9	145	6.7	196,099	18.6
	25.0%≦ <26.0%	116	5.5	94,161	9.6	116	5.4	98,279	9.6	115	5.3	100,055	9.5
	26.0%≦ <27.0%	44	2.1	35,482	3.6	47	2.2	38,443	3.8	48	2.2	40,491	3.8
	27.0%≦ <28.0%	168	7.9	105,490	10.8	172	8.0	112,189	11.0	176	8.1	118,184	11.2
	28.0%≦ <29.0%	674	31.7	218,011	22.3	822	38.1	275,877	27.1	944	43.4	326,122	30.9
	29.0%≦	992	46.7	360,019	36.9	858	39.8	312,292	30.6	744	34.2	274,758	26.0
	合計 (Total)	2,125	100.0	976,839	100.0	2,155	100.0	1,019,292	100.0	2,175	100.0	1,055,712	100.0
有担保ローン (Secured Loans)	<13.0%	0	1.0	10,888	4.3	0	1.0	12,340	4.4	1	1.2	15,967	5.4
	13.0%≦ <14.0%	1	2.7	20,304	8.0	1	2.7	20,800	7.5	2	2.7	21,516	7.2
	14.0%≦ <15.0%	3	5.7	28,559	11.2	4	5.3	29,453	10.6	4	5.2	30,404	10.2
	15.0%≦ <16.0%	2	3.5	15,917	6.3	2	3.5	17,106	6.2	2	3.4	17,604	5.9
	16.0%≦ <17.0%	4	7.2	27,387	10.8	5	6.8	28,930	10.4	5	6.3	28,978	9.7
	17.0%≦ <18.0%	6	9.1	28,321	11.2	6	8.6	30,101	10.8	6	8.0	30,414	10.2
	18.0%≦	48	70.8	122,209	48.2	54	72.1	138,938	50.0	58	73.2	153,268	51.4
	合計 (Total)	68	100.0	253,587	100.0	75	100.0	277,671	100.0	80	100.0	298,153	100.0
事業者ローン (Small Business Loans)	<28.0%	3	26.4	4,379	29.4	3	26.6	5,065	30.3	4	29.6	6,655	34.9
	28.0%≦ <29.0%	7	60.9	9,243	62.1	8	63.8	10,811	64.6	10	64.1	11,927	62.6
	29.0%≦	1	12.7	1,258	8.5	1	9.6	850	5.1	0	6.3	479	2.5
	合計 (Total)	12	100.0	14,882	100.0	13	100.0	16,726	100.0	15	100.0	19,062	100.0
合　計	(Total)	2,206	100.0	1,245,308	100.0	2,244	100.0	1,313,690	100.0	2,271	100.0	1,372,928	100.0

貸付金額別残高構成(Breakdown By Amount)

貸付金額 Loan Outstandings		01/9 件数(千件) Account ※1	構成比(%)	01/9 残高(百万円) Loan Balance ※2	構成比(%)	02/3 件数(千件) Account ※1	構成比(%)	02/3 残高(百万円) Loan Balance ※2	構成比(%)	02/9 件数(千件) Account ※1	構成比(%)	02/9 残高(百万円) Loan Balance ※2	構成比(%)
無担保ローン (Unsecured Loans)	(千円/¥ Thousand)												
	<100	191	9.0	12,794	1.3	192	8.9	12,914	1.3	201	9.3	13,898	1.3
	100≦ <200	264	12.4	44,174	4.5	258	12.0	42,986	4.2	232	10.7	38,005	3.6
	200≦ <300	236	11.1	62,091	6.4	235	10.9	62,189	6.1	233	10.7	61,924	5.9
	300≦ <400	279	13.1	101,676	10.4	278	12.9	101,629	10.0	258	11.9	94,420	8.9
	400≦ <500	824	38.8	393,965	40.3	835	38.8	400,312	39.3	877	40.4	421,696	39.9
	500≦ <1,000	235	11.1	194,644	19.9	244	11.3	202,315	19.8	252	11.6	210,537	19.9
	1,000≦	94	4.5	167,491	17.1	109	5.1	196,945	19.3	117	5.4	215,229	20.4
	合計 (Total)	2,125	100.0	976,839	100.0	2,155	100.0	1,019,292	100.0	2,175	100.0	1,055,712	100.0
有担保ローン (Secured Loans)	(千円/¥ Thousand)												
	<1,000	3	5.4	2,214	0.9	3	4.9	2,288	0.8	3	4.8	2,391	0.8
	1,000≦ <5,000	53	78.6	149,772	59.1	59	79.1	166,144	59.8	63	79.1	178,111	59.7
	5,000≦ <10,000	8	12.6	63,740	25.1	9	12.9	71,980	25.9	10	13.1	78,858	26.4
	10,000≦ <50,000	2	3.4	36,720	14.5	2	3.1	36,072	13.0	2	3.0	37,614	12.6
	50,000≦ <100,000	0	0.0	816	0.3	0	0.0	863	0.3	0	0.0	857	0.3
	100,000≦	0	0.0	322	0.1	0	0.0	321	0.1	0	0.0	319	0.1
	合計 (Total)	68	100.0	253,587	100.0	75	100.0	277,671	100.0	80	100.0	298,153	100.0
事業者ローン (Small Business Loans)	(千円/¥ Thousand)												
	<1,000	5	46.3	4,232	28.4	6	45.0	4,352	26.0	6	42.2	4,386	23.0
	1,000≦ <2,000	6	50.3	9,764	65.6	7	52.1	11,483	68.7	8	53.4	13,135	68.9
	2,000≦	0	3.4	885	6.0	0	2.9	890	5.3	0	4.4	1,541	8.1
	合計 (Total)	12	100.0	14,882	100.0	13	100.0	16,726	100.0	15	100.0	19,062	100.0
合　計	(Total)	2,206	100.0	1,245,308	100.0	2,244	100.0	1,313,690	100.0	2,271	100.0	1,372,928	100.0

※1:Thousand
※2:Million

10. アイフル無担保ローン顧客属性 (Unsecured Loans Customer Profile / AIFUL)

(1)性　別 (Sex)

(千件/Thousand)

年/決算月(Fiscal Year)		01/9	構成比(%)	02/3	構成比(%)	02/9	構成比(%)
新規顧客 (New Accounts)	男　性 (Male)	171	70.0	323	69.9	144	70.2
	女　性 (Female)	73	30.0	139	30.1	61	29.8
	合　計 (Total)	245	100.0	462	100.0	205	100.0
既存顧客 (Existing Accounts)	男　性 (Male)	1,456	68.5	1,477	68.5	1,492	68.6
	女　性 (Female)	669	31.5	678	31.5	682	31.4
	合　計 (Total)	2,125	100.0	2,155	100.0	2,175	100.0

(2)年齢別 (Age)

(千件/Thousand)

年/決算月(Fiscal Year)		01/9	構成比(%)	02/3	構成比(%)	02/9	構成比(%)
新規顧客 (New Accounts)	20 ～ 29 (才/Age)	107	43.9	202	43.8	88	43.2
	30 ～ 39	55	22.6	104	22.5	47	23.2
	40 ～ 49	40	16.3	75	16.3	32	16.0
	50 ～ 59	30	12.3	57	12.4	25	12.6
	60 ～	12	4.9	23	5.0	10	5.0
	合　計 (Total)	245	100.0	462	100.0	205	100.0
既存顧客 (Existing Accounts)	20 ～ 29 (才/Age)	575	27.1	610	28.3	571	26.3
	30 ～ 39	562	26.4	563	26.2	588	27.1
	40 ～ 49	429	20.2	429	19.9	431	19.8
	50 ～ 59	370	17.4	367	17.1	380	17.5
	60 ～	188	8.9	183	8.5	202	9.3
	合　計 (Total)	2,125	100.0	2,155	100.0	2,175	100.0

(3)保険種別 (Type of Social Security)

(千件/Thousand)

年/決算月(Fiscal Year)			01/9	構成比(%)	02/3	構成比(%)	02/9	構成比(%)
新規顧客 (New Accounts)	会社員(社保)	Office Worker (Company Health Insurance)	115	47.0	215	46.5	97	47.5
	会社員(国保)	Office Worker (National Health Insurance)	99	40.6	187	40.6	81	39.5
	自営業者	Self Employed	30	12.4	59	12.9	26	13.0
	合　計	Total	245	100.0	462	100.0	205	100.0

(4)年収別 (Annual Income)

(千件/Thousand)

年/決算月(Fiscal Year)		01/9	構成比(%)	02/3	構成比(%)	02/9	構成比(%)
新規顧客 (New Accounts)	＜ 2,000 (千円/¥Thousand)	40	16.4	76	16.6	34	16.7
	2,000 ≦ ＜ 3,000	53	21.7	100	21.7	45	22.0
	3,000 ≦ ＜ 4,000	61	25.2	116	25.2	51	25.2
	4,000 ≦ ＜ 5,000	38	15.5	71	15.4	31	15.3
	5,000 ≦ ＜ 7,000	34	14.0	64	13.9	27	13.6
	7,000 ≦ ＜ 10,000	13	5.6	25	5.6	11	5.5
	10,000 ≦	3	1.6	7	1.6	3	1.6
	合　計 (Total)	245	100.0	462	100.0	205	100.0

アイフル貸倒&不良債権 *(Credit Cost & NPL's / AIFUL)*

クレジットコストの状況 *(Credit Cost)*

(百万円/¥ Million)

年/決算月(Fiscal Year)		01/3	/(L) %	01/9	/(L) %	02/3	/(L) %	02/9	/(L) %	2003/3(Forecast)	/(L) %
期末営業貸付金 (L)	Loans outstanding (L)	1,159,734	-	1,245,308	-	1,313,690	-	1,372,928	-	1,421,374	-
無担保	Unsecured	921,891	-	976,839	-	1,019,292	-	1,055,712	-	1,082,350	-
有担保	Home equity	225,644	-	253,587	-	277,671	-	298,153	-	317,934	-
事業者	Small business	12,198	-	14,882	-	16,726	-	19,062	-	21,089	-
期初貸倒引当金 ①	Allowance for bad debt (Begining) ①	37,625	3.24	45,115	3.62	45,115	3.43	58,689	4.27	58,689	4.13
貸倒発生額 ②	Write offs ②	39,799	3.43	23,730	1.91	51,649	3.93	31,572	2.30	63,658	4.48
無担保	Unsecured	37,944	4.12	22,287	2.28	48,472	4.76	29,114	2.76	59,114	5.46
有担保	Home equity	1,405	0.62	1,220	0.48	2,748	0.99	2,118	0.71	3,941	1.24
事業者	Small business	449	3.68	222	1.50	428	2.56	339	1.78	602	2.86
貸倒関連費用(営業費用)※1	Credit cost (Operating Expenses)	47,289	4.08	27,556	2.21	65,300	4.97	38,123	2.78	74,490	5.24
貸倒損失 ②-①	Loan losses ※1 ②-①	2,174	0.19	-	-	6,611	0.50	-	-	4,998	0.35
貸倒引当金繰入	Allowance for bad debt	45,115	3.89	27,556	2.21	58,689	4.47	38,123	2.78	69,491	4.89
期末貸倒引当金	Allowance for bad debt (End)	45,115	3.89	48,941	3.93	58,689	4.47	65,197	4.75	74,490	5.24

		01/3	/(L) %	01/9	/(L) %	02/3	/(L) %	02/9	/(L) %	2003/3(Forecast)	/(L) %
貸倒引当金繰入 (営業外費用) ※2 ③	Allowance for bad debt (Non-operating) ※2 ③	993	0.09	1,332	0.11	2,230	0.17	2,428	0.18	4,460	0.31
無担保	Unsecured	-	-	313	0.03	1,044	0.10	1,128	0.11	2,363	0.22
有担保	Home equity	993	0.44	1,017	0.40	1,176	0.42	1,288	0.43	2,075	0.65
事業者	Small business	-	-	2	0.02	8	0.05	11	0.06	21	0.10
②+③	②+③	40,793	3.52	25,063	2.01	53,880	4.10	34,000	2.48	68,119	4.79
無担保	Unsecured	37,944	4.12	22,600	2.31	49,517	4.86	30,242	2.86	61,477	5.68
有担保	Home equity	2,399	1.06	2,237	0.88	3,925	1.41	3,406	1.14	6,017	1.89
事業者	Small business	449	3.68	224	1.51	437	2.62	351	1.84	624	2.96

※1 貸倒関連費用には銀行保証の保証対象債権等が含まれております(02/3:77百万円、02/9:43百万円、03/3:71百万円)

※2 営業外費用の貸倒引当金は、不動産担保ローンの担保価値下落分と、民事再生債権の個別引当

アイフル貸倒&不良債権 (Credit Cost & NPL's / AIFUL)

不良債権の状況(金融庁「4分類」) (NPL defined by FSA)

(百万円/¥ Million)

年/決算月 (Fiscal Year)		01/3	/(L) %	01/9	/(L) %	02/3	/(L) %	02/9	/(L) %	2003/3 (Forecast)	/(L) %
末営業貸付金 (L)	Loans outstanding (L)	1,159,734	-	1,245,308	-	1,313,690	-	1,372,928	-	1,421,374	-
無担保	Unsecured	921,891	-	976,839	-	1,019,292	-	1,055,712	-	1,082,350	-
有担保	Home equity	225,644	-	253,587	-	277,671	-	298,153	-	317,934	-
事業者	Small business	12,198	-	14,882	-	16,726	-	19,062	-	21,089	-
分類開示債権合計 ①	NPL total ①	63,883	5.51	71,904	5.77	78,027	5.94	89,190	6.50	-	-
破綻先	Category 4	13,058	1.13	15,598	1.25	16,456	1.25	18,849	1.37	-	-
延滞債権	Category 3	20,136	1.74	21,834	1.75	23,333	1.78	26,942	1.96	-	-
3ヶ月以上延滞債権	Category 2	6,874	0.59	8,600	0.69	8,931	0.68	10,858	0.79	-	-
貸出条件緩和債権	Category 1	23,814	2.05	25,870	2.08	29,305	2.23	32,538	2.37	-	-
ち無担保ローン ②	NPL (Unsecured) ②	38,287	4.15	41,723	4.27	47,499	4.66	54,893	5.20	-	-
破綻先	Category 4	-	-	391	0.04	1,410	0.14	2,150	0.20	-	-
延滞債権	Category 3	9,305	1.01	8,849	0.91	10,240	1.00	12,407	1.18	-	-
3ヶ月以上延滞債権	Category 2	5,205	0.56	6,636	0.68	6,561	0.64	7,811	0.74	-	-
貸出条件緩和債権	Category 1	23,777	2.58	25,846	2.65	29,287	2.87	32,524	3.08	-	-
末貸倒引当金 ③	Allowance for NPL ③	60,943	5.25	65,428	5.25	75,909	5.78	83,161	6.06	88,846	6.25
無税	Untaxable	46,232	3.99	54,715	4.39	59,478	4.53	65,784	4.79	76,041	5.35
有税	Taxable	14,710	1.27	10,712	0.86	16,431	1.25	17,377	1.27	12,805	0.90
流動 ④	Current assets ④	45,115	3.89	48,941	3.93	58,689	4.47	65,197	4.75	69,491	4.89
固定	Fixed assets	15,828	1.36	16,486	1.32	17,220	1.31	17,964	1.31	19,355	1.36
PLカバー率(ALL) ③/①	Coverage ratio (All) ③/①	95.4	-	91.0	-	97.3	-	93.2	-	-	-
PLカバー率(無担保 ④/②	Coverage ratio (Unsecured) ④/②	117.8	-	117.3	-	123.6	-	118.8	-	-	-

綻先

未収利息不計上貸付金のうち、破産債権、再生債権、更生債権、その他これらに準ずる貸付金

滞債権

その他の未収利息不計上の、5ヶ月以上11ヶ月未満延滞債権(回収専門の管理センターが管理)

但し、債務者の経営再建または支援を図ることを目的として利息の支払いを猶予したものを除く

ヶ月以上延滞債権

営業店債権の内、3ヶ月以上5ヶ月未満の延滞債権(未収利息計上)

出条件緩和債権

上記以外の当該貸付金の回収を促進することなどを目的に、金利の減免等債務者に

有利となる取決めを行なった貸付金

無担保ローン

ライフ営業指標 (Review of Operation / LIFE)

債権ベース(Managed Asset Basis)

営業実績 (Operating Results)

年/決算月(Fiscal Year)		01/3 a	01/9 b	増減率(b/a%)	02/3	増減率(yoy%)	02/9	増減率(yoy%)	2003/3 (Forecast)	増減率(yoy%)
高 (百万円)	Balance (¥Million)	606,313	592,097	-2.3	612,509	1.0	660,753	11.6	717,993	17.2
割賦売掛金	Installment Receivable	225,376	216,523	-3.9	224,213	-0.5	247,825	14.5	276,154	23.2
クレジットカード(ショッピング)	Credit Card Shopping	63,079	65,409	3.7	61,513	-2.5	65,225	-0.3	67,066	9.0
信販事業(個品)	Installment Sales Finance	162,275	151,092	-6.9	162,671	0.2	182,595	20.9	209,086	28.5
オートローン	Automobile	33,782	23,689	-29.9	15,556	-54.0	10,202	-56.9	8,237	-47.0
特定	Service	50,228	52,654	4.8	73,100	45.5	97,969	86.1	118,836	62.6
一般	Goods	55,127	56,560	2.6	57,922	5.1	60,332	6.7	69,263	19.6
代位弁済	Collateral	23,138	18,190	-21.4	16,095	-30.4	14,090	-22.5	12,749	-20.8
リース他	Lease etc.	22	22	0.0	24	9.1	3	-86.4	1	-93.2
営業貸付金	Loans (Cash Advance)	196,559	217,127	10.5	250,903	27.7	288,185	32.7	324,415	29.3
カードキャッシング	with Credit Card	129,989	139,438	7.3	160,138	23.2	180,675	29.6	196,781	22.9
キャッシュプラザ	with Loan Card (Life Play Card)	64,401	76,559	18.9	89,560	39.1	106,536	39.2	126,731	41.5
その他	Other	2,168	1,131	-47.8	1,204	-44.5	973	-14.0	901	-25.2
信用保証売掛金	Guarantee	184,378	158,447	-14.1	137,392	-25.5	124,742	-21.3	117,423	-14.5
パートナー	Partner Loan (Automobile)	54,499	37,785	-30.7	22,627	-58.5	13,197	-65.1	7,912	-65.0
銀行保証	Bank Loan	79,248	72,676	-8.3	69,287	-12.6	68,100	-6.3	68,010	-1.8
住宅	Home Loan	50,631	47,986	-5.2	45,477	-10.2	43,443	-9.5	41,500	-8.7
レジットカード	Credit Card									
有効カード会員数 (千人)	Number of Card Holders (Thousand)	7,483	7,927	*444*	8,716	*1,233*	9,419	*1,492*	9,846	*1,130*
プロパー	Proper	847	973	*126*	1,387	*540*	1,424	*451*	1,504	*117*
提携	Affinity	6,636	6,955	*319*	7,328	*692*	7,995	*1,040*	8,341	*1,013*
新規発行数 (千枚)	Number of New Issue (Thousand)	1,951	694	-	1,794	*-157*	1,187	*493*	1,926	*132*
プロパー	Proper	74	81	-	177	*103*	92	*11*	229	*52*
提携	Affinity	1,877	613	-	1,617	*-260*	1,094	*481*	1,697	*80*
単価(残高÷残有会員数)(千円)	Balance per Account (¥Thousand)									
ショッピング	Shopping	72	61	-15.3	57	-20.8	53	-13.1	-	-
キャッシング	Cashing	203	202	-0.5	216	6.4	223	10.4	-	-
上実績 (百万円)	Purchase Results (¥Million)									
個品あっせん	Installment Sales Finance	67,156	44,420	-	104,531	55.7	69,188	55.8	150,607	44.1
カード事業	Credit Card	370,077	194,624	-	425,446	15.0	248,222	27.5	513,973	20.8
ショッピング	Shopping	219,167	109,925	-	233,633	6.6	133,774	21.7	280,211	19.9
キャッシング	Cashing	150,909	84,699	-	191,813	27.1	114,447	35.1	233,761	21.9

注) 斜体数値は増減数　Notes: Italic Font = Increase or Decrease

会計ベース(On-Balance)

	02/9	増減率(yoy%)
Balance	413,435	-0.9
Installment Receivable	154,130	-1.9
Credit Card Shopping	53,843	-17.7
Installment Sales Finance	100,284	9.4
Automobile	-	-
Service	-	-
Goods	-	-
Collateral	14,090	-22.5
Lease etc.	1	-95.5
Loans (Cash Advance)	134,563	32.5
with Credit Card	80,227	19.1
with Loan Card (Life Play Card)	53,362	61.4
Other	973	-14.0
Guarantee	124,742	-21.3
Partner Loan (Automobile)	13,197	-65.1
Bank Loan	68,100	-6.3
Home Loan	43,443	-9.5

チャネル展開 (Marketing Channel)

年/決算月(Fiscal Year)		01/3	01/9 b	増減数(b-a)	02/3	増減数(yoy)	02/9	増減数(yoy)	2003/3 (Forecast)	増減数(yoy)
業店舗数 (店)	Business Branches	116	152	*36*	196	*80*	223	*71*	247	*51*
営業店舗	Branches	62	68	*6*	68	*6*	68	*0*	70	*2*
キャッシュプラザ	Cash Plaza	54	84	*30*	128	*74*	155	*71*	177	*49*
有人	Staffed	33	56	*23*	90	*57*	96	*40*	102	*12*
無人	Unstaffed	21	28	*7*	38	*17*	59	*31*	75	*37*
店 (店)	Closed Branches	-	-	-	2	-	1	-	1	*-1*
盟店数 (社)	Member Merchant	73,601	74,633	*1,032*	76,714	*3,113*	79,260	*4,627*	-	-
員数 (人)	Number of Employees	1,910	1,957	*47*	1,887	*-23*	1,842	*-115*	1,836	*-51*

注) 斜体数値は増減数　Notes: Italic Font = Increase or Decrease

注:ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。

Note 3: The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

ライフ損益の内訳 *(Revenue and Expenses / LIFE)*

業債権ベース*(Managed Asset Basis)*

（百万円/¥ *Million*）

	年/決算月*(Fiscal Year)*	01/9	営業収益比 (%)	02/3	営業収益比 (%)	02/9	営業収益比 (%)	増減率 (yoy%)	2003/3 *(Forecast)*	営業収益比 (%)	増減率 (yoy%)
業収益	*Operating Revenue*	37,732	100.0	79,824	100.0	49,455	100.0	31.1	103,310	100.0	29.4
割賦売掛金収益	*Installment Receivable*	8,887	23.6	19,020	23.8	11,249	22.7	26.6	23,248	22.5	22.2
クレジットカード(ショッピング)	*Credit Card Shopping*	3,553	9.4	7,177	9.0	3,854	7.8	8.5	7,856	7.6	9.5
信販事業(個品)	*Installment Sales Finance*	5,193	13.8	11,565	14.5	7,280	14.7	40.2	15,158	14.7	31.1
その他	*Other*	141	0.4	277	0.3	114	0.2	-19.1	234	0.2	-15.5
営業貸付収益	*Loans (Cash Advance)*	24,060	63.8	51,387	64.4	33,017	66.8	37.2	69,827	67.6	35.9
カードキャッシング	*with Credit Card*	15,151	40.2	32,007	40.1	20,260	41.0	33.7	42,233	40.9	31.9
キャッシュプラザ	*with Loan Card (Life Play Card)*	8,882	23.5	19,352	24.2	12,729	25.7	43.3	27,541	26.7	42.3
その他融資	*Other*	27	0.1	27	0.0	27	0.1	0.0	52	0.1	94.7
信用保証	*Guarantee*	2,140	5.7	3,992	5.0	1,771	3.6	-17.2	3,552	3.4	-11.0
その他の金融収益	*Other Financial Revenue*	182	0.5	294	0.4	22	0.0	-87.9	111	0.1	-62.2
その他の営業収益	*Other Operating Revenue*	2,463	6.5	5,130	6.4	3,393	6.9	37.8	6,570	6.4	28.1
償却債権回収額	*Bad Debt Recovery*	760	2.0	1,684	2.1	1,123	2.3	47.8	2,335	2.3	38.7
その他の業務収入	*Other*	1,704	4.5	3,445	4.3	2,269	4.6	33.2	4,235	4.1	22.9
業費用	*Operating Expenses*	36,279	96.1	77,891	97.6	46,650	94.3	28.6	95,492	92.4	22.6
金融費用	*Financial Expenses*	6,468	17.1	9,235	11.6	3,781	7.6	-41.5	7,942	7.7	-14.0
貸倒関連費用	*Credit Cost*	5,354	14.2	17,397	21.8	15,866	32.1	196.3	32,227	31.2	85.2
その他の営業費用	*Other Operating Expenses(SG&A)*	24,457	64.8	51,258	64.2	27,002	54.6	10.4	55,322	53.5	7.9
広告宣伝費	*Advertising Expenses*	2,224	5.9	4,583	5.7	2,731	5.5	22.8	4,728	4.6	3.2
人件費	*Salaries*	7,136	18.9	14,969	18.8	7,638	15.4	7.0	16,070	15.6	7.4
その他	*Other*	15,096	40.0	31,706	39.7	16,632	33.6	10.2	34,523	33.4	8.9
販売費	*Sales Cost*	4,930	13.1	11,187	14.0	7,095	14.3	43.9	15,091	14.6	34.9
システム費	*System Cost*	4,342	11.5	8,764	11.0	4,512	9.1	3.9	10,176	9.8	16.1
施設費	*Rent Cost*	2,559	6.8	4,826	6.0	1,931	3.9	-24.5	3,865	3.7	-19.9
管理費	*Admin Cost*	3,263	8.6	6,927	8.7	3,093	6.3	-5.2	5,390	5.2	-22.2
業利益	*Operating Income*	1,453	3.9	1,933	2.4	2,804	5.7	93.0	7,818	7.6	304.4
営業外利益	*Non-operating Income*	153	0.4	505	0.6	256	0.5	67.3	325	0.3	-35.6
営業外費用	*Non-operating Expenses*	32	0.1	33	0.0	130	0.3	306.3	130	0.1	293.3
常利益	*Ordinary Income*	1,574	4.2	2,404	3.0	2,929	5.9	86.1	8,012	7.8	233.3
特別利益	*Extraordinary Income*	472	1.3	1,375	1.7	161	0.3	-65.9	191	0.2	-86.1
特別損失	*Extraordinary Losses*	134	0.4	233	0.3	426	0.9	217.9	490	0.5	110.3
引前利益	*Income before Income Taxes*	1,911	5.1	3,547	4.4	2,664	5.4	39.4	7,713	7.5	117.5
法人税・住民税及び事業税	*Income Taxes*	56	0.1	98	0.1	48	0.1	-14.3	113	0.1	15.3
法人税等調整額	*Effect of a Tax Consequences*	-1,793	-4.8	7,459	9.3	151	0.3	-108.4	1,059	1.0	-85.8
期純利益	*Net Income*	62	0.2	10,908	13.7	2,768	5.6	4,364.5	8,659	8.4	-20.6

注3: ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。

Note 3: The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

;. ライフ損益の内訳 (Revenue and Expenses / LIFE)

会計ベース(On-Balance)

(百万円/¥ Million)

年/決算月(Fiscal Year)		01/9	営業収益比 (%)	02/3	営業収益比 (%)	02/9	営業収益比 (%)	増減率 (yoy%)	2003/3 (Forecast)	営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	34,091	100.0	74,012	100.0	48,363	100.0	41.9	101,550	100.0	37.2
割賦売掛金収益	Installment Receivable	8,245	24.2	16,712	22.6	10,670	22.1	29.4	22,639	22.3	35.5
クレジットカード(ショッピング)	Credit Card Shopping	4,227	12.4	6,699	9.1	3,821	7.9	-9.6	7,713	7.6	15.1
信販事業(個品)	Installment Sales Finance	4,018	11.8	10,012	13.5	6,848	14.2	70.4	14,925	14.7	49.1
その他	Other	-	-	-	-	-	-	-	-	-	-
営業貸付収益	Loans (Cash Advance)	21,060	61.8	47,883	64.7	32,510	67.2	54.4	68,676	67.6	43.4
ｶｰﾄﾞｷｬｯｼﾝｸﾞ	with Credit Card	13,081	38.4	29,676	40.1	20,000	41.4	52.9	41,497	40.9	39.8
ｷｬｯｼｭﾌﾟﾗｻﾞ	with Loan Card (Life Play Card)	7,885	23.1	18,101	24.5	12,482	25.8	58.3	27,126	26.7	49.9
その他融資	Other	93	0.3	105	0.1	27	0.1	-71.0	52	0.1	-50.5
信用保証	Guarantee	2,139	6.3	3,992	5.4	1,771	3.7	-17.2	3,552	3.5	-11.0
その他の金融収益	Other Financial Revenue	182	0.5	294	0.4	22	0.0	-87.9	111	0.1	-62.2
その他の営業収益	Other Operating Revenue	2,463	7.2	5,130	6.9	3,388	7.0	37.6	6,570	6.5	28.1
償却債権回収額	Bad Debt Recovery	759	2.2	1,684	2.3	1,123	2.3	48.0	2,335	2.3	38.7
その他の業務収入	Other	1,703	5.0	3,445	4.7	2,264	4.7	32.9	4,235	4.2	22.9
営業費用	Operating Expenses	32,638	95.7	72,079	97.4	45,559	94.2	39.6	93,732	92.3	30.0
金融費用	Financial Expenses	2,826	8.3	3,423	4.6	2,690	5.6	-4.8	6,182	6.1	80.6
貸倒関連費用	Credit Cost	5,354	15.7	17,397	23.5	15,866	32.8	196.3	32,227	31.7	85.2
その他の営業費用	Other Operating Expenses(SG&A)	24,457	71.7	51,258	69.3	27,002	55.8	10.4	55,322	54.5	7.9
広告宣伝費	Advertising Expenses	2,224	6.5	4,583	6.2	2,731	5.6	22.8	4,728	4.7	3.2
人件費	Salaries	7,136	20.9	14,969	20.2	7,638	15.8	7.0	16,070	15.8	7.4
その他	Other	15,096	44.3	31,706	42.8	16,632	34.4	10.2	34,523	34.0	8.9
販売費	Sales Cost	4,930	14.5	11,187	15.1	7,095	14.7	43.9	15,091	14.9	34.9
ｼｽﾃﾑ費	System Cost	4,342	12.7	8,764	11.8	4,512	9.3	3.9	10,176	10.0	16.1
施設費	Rent Cost	2,559	7.5	4,826	6.5	1,931	4.0	-24.5	3,865	3.8	-19.9
管理費	Admin Cost	3,263	9.6	6,927	9.4	3,093	6.4	-5.2	5,390	5.3	-22.2
営業利益	Operating Income	1,453	4.3	1,933	2.6	2,804	5.8	93.0	7,818	7.7	304.4
営業外利益	Non-operating Income	153	0.4	505	0.7	256	0.5	67.3	325	0.3	-35.6
営業外費用	Non-operating Expenses	32	0.1	33	0.0	130	0.3	306.3	130	0.1	293.9
経常利益	Ordinary Income	1,573	4.6	2,404	3.2	2,929	6.1	86.2	8,012	7.9	233.3
特別利益	Extraordinary Income	471	1.4	1,375	1.9	161	0.3	-65.8	191	0.2	-86.1
特別損失	Extraordinary Losses	133	0.4	233	0.3	426	0.9	220.3	490	0.5	110.3
税引前利益	Income before Income Taxes	1,911	5.6	3,547	4.8	2,664	5.5	39.4	7,713	7.6	117.5
法人税·住民税及び事業税	Income Taxes	56	0.2	98	0.1	48	0.1	-14.3	113	0.1	15.3
法人税等調整額	Effect of a Tax Consequences	-1,793	-5.3	7,459	10.1	151	0.3	-108.4	1,059	1.0	-85.8
当期純利益	Net Income	62	0.2	10,908	14.7	2,768	5.7	4,364.5	8,659	8.5	-20.6

ライフ資金調達の状況 (Review of Funding / LIFE)

債権ベース(Managed Asset Basis)

形態別調達金額 (Amount of Borrowings by Type of Lender)

(百万円/¥Million)

年/決算月	(Fiscal Year)	01/3	構成比(%)	01/9	構成比(%)	02/3	構成比(%)	02/9	構成比(%)	2003/3(Forecast)	構成比(%)
入金	Borrowings	82,960	23.3	181,580	51.1	162,538	39.9	217,678	47.0	250,419	48.4
長期信用銀行	Long-Term Credit Banks	-	-	5,000	1.4	9,168	2.2	13,758	3.0	-	-
信託銀行	Trust Banks	-	-	6,000	1.7	10,068	2.5	14,558	3.1	-	-
地方銀行·第二地方銀行	Regional Banks	-	-	3,000	0.8	4,334	1.1	12,419	2.7	-	-
系統金融機関	Cooperative Financial Ins.	-	-	5,000	1.4	4,170	1.0	9,465	2.0	-	-
生命保険会社	Life Insurance	-	-	-	-	-	-	2,062	0.4	-	-
損害保険会社	Non-Life Insurance	-	-	1,000	0.3	838	0.2	1,176	0.3	-	-
外国銀行	Foreigner	-	-	-	-	-	-	15,000	3.2	-	-
その他	Credit Association	4,960	1.4	11,580	3.3	23,960	5.9	28,240	6.1	-	-
アイフル	Other	78,000	21.9	150,000	42.2	110,000	27.0	121,000	26.2	-	-
動化	CP and Bonds	273,000	76.7	173,880	48.9	245,000	60.1	245,000	53.0	267,391	51.6
ABS	ABS	-	-	-	-	245,000	60.1	245,000	53.0	-	-
ノンリコースローン	Non Recource Loan	273,000	76.7	173,880	48.8	-	-	-	-	-	-
合 計	Total	355,960	100.0	355,460	100.0	407,538	100.0	462,678	100.0	517,810	100.0

長期·短期別調達金額 (Short and Long-term Borrowings)

(百万円/¥Million)

年/決算月	(Fiscal Year)	01/3	構成比(%)	01/9	構成比(%)	02/3	構成比(%)	02/9	構成比(%)	2003/3(Forecast)	構成比(%)
期調達	Short-term Borrowings	4,960	1.4	11,580	3.3	20,210	5.0	45,290	9.8	34,660	6.7
短期借入	Borrowings	4,960	1.4	11,580	3.3	20,210	5.0	45,290	9.8	-	-
期調達	Long-term Borrowings	351,000	98.6	343,880	96.7	387,328	95.0	417,388	90.2	483,150	93.3
固定金利借入	Fixed Rate	-	-	-	-	-	-	1,000	0.2	-	-
変動金利借入	Floating Rate	78,000	21.9	170,000	47.8	142,328	34.9	171,388	37.0	-	-
流動化(固定)	SB Other (Fixed Bond)	-	-	-	-	14,600	3.6	14,600	3.2	-	-
流動化(変動)	SB Other (Floating Bond)	273,000	76.7	173,880	48.9	230,400	56.5	230,400	49.8	-	-
ABS	ABS	-	-	-	-	230,400	56.5	230,400	49.8	-	-
キャップ	With Cap	-	-	-	-	230,400	56.5	230,400	49.8	-	-
ノンリコースローン	Non Recource Loan	273,000	76.7	173,880	48.9	-	-	-	-	-	-
合 計	Total	355,960	100.0	355,460	100.0	407,538	100.0	462,678	100.0	517,810	100.0

※開始年月日が未到来のキャップ·スワップはございません。

調達金利 (Funding Cost)

(%)

年/決算月	(Fiscal Year)	01/3	01/9	02/3	02/9	2003/3(Forecast)
達金利	Funding Cost	3.81	3.23	1.37	1.37	1.55
直接	Direct	4.10	4.06	0.63	0.58	0.84
間接	Indirect	2.87	2.44	2.48	2.34	2.43

※調達金利＝末約定ベース平均表面金利　※Funding Cost = Interest Rate／Average Borrowing

参考】

(%)

		01/3	01/9	02/3	02/9	2003/3(Forecast)
期プライムレート	Long term prime rate	1.90	1.65	2.30	1.70	2.10

注3：ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。

Note 3: The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

ライフ貸倒&不良債権 *(Credit Cost & NPL's / LIFE)*

債権ベース*(Managed Asset Basis)*

(百万円/¥ *Million*)

		01/9			02/3			02/9		
		償却金額	債権残高	償却率(%)	償却金額	債権残高	償却率(%)	償却金額	債権残高	償却率(%)
計	*Total*	9,285	592,097	1.57	24,161	612,509	3.94	13,656	660,753	2.07
カード	*Card*	2,225	205,172	1.08	8,283	221,891	3.73	5,309	246,075	2.16
総合斡旋	*Credit Card Shopping*	891	65,409	1.36	2,334	61,513	3.79	1,279	65,225	1.96
キャッシング	*With Credit Card*	1,333	139,762	0.95	5,949	160,377	3.71	4,029	180,849	2.23
個品斡旋	*Installment Sales Finance*	2,908	132,895	2.19	5,307	146,575	3.62	2,728	168,505	1.62
ﾗｲﾌｷｬｯｼｭﾌﾟﾗｻﾞ	*with Loan Card (Life Play Card)*	919	76,558	1.20	3,953	89,560	4.41	2,829	106,536	2.66
代位弁済	*Collateral*	1,931	18,189	10.62	5,595	16,095	34.76	2,628	14,090	18.65
住宅	*Home Loan*	190	256	74.30	19	446	4.3	46	370	12.43
その他事業	*Other*	720	578	124.66	720	546	131.93	37	433	8.55
信用保証	*Guarantee*	389	158,447	0.25	281	137,392	0.20	77	124,742	0.06

ライフ利回り *(Average Yield / LIFE)*

債権ベース*(Managed Asset Basis)*

(%)

		01/9		02/3		02/9		2003/3 *(Forecast)*	
			増減率(yoy%)		増減率(yoy%)		増減率(yoy%)		増減率(yoy%)
計	*Total*	11.7	-	12.2	-	14.4	*2.7*	14.5	*2.3*
割賦売掛金収益	*Installment Receivable*	8.0	-	8.5	-	9.5	*1.5*	9.3	*0.8*
ｸﾚｼﾞｯﾄｶｰﾄﾞ(ｼｮｯﾋﾟﾝｸﾞ)	*Credit Card Shopping*	11.0	-	11.5	-	12.1	*1.1*	12.2	*0.7*
信販事業(個品)	*Installment Sales Finance*	6.6	-	7.1	-	8.4	*1.8*	8.2	*1.0*
営業貸付収益	*Loans (Cash Advance)*	23.2	-	23.0	-	24.4	*1.2*	24.3	*1.3*
ｶｰﾄﾞｷｬｯｼﾝｸﾞ	*with Credit Card*	22.4	-	22.1	-	23.7	*1.3*	23.7	*1.6*
ｷｬｯｼｭﾌﾟﾗｻﾞ	*with Loan Card (Life Play Card)*	25.1	-	25.1	-	25.9	*0.8*	25.5	*0.3*
信用保証	*Guarantee*	2.5	-	2.5	-	2.7	*0.2*	2.8	*0.3*

注3: ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。

Note 3: The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

の他グループ会社営業指標 *(Review of Operation / Other Group)*

ッピークレジット *(Happy Credit / Acquisition : June 2000)*

			年/決算月 *(Fiscal Year)*	01/3	増減率(yoy%)	01/9	増減率(yoy%)	02/3	増減率(yoy%)	02/9	増減率(yoy%)	2003/3 *(Forecast)*	増減率(yoy%)
貸付金残高	(百万円)	*Loans Outstanding*	*(¥ Million)*	27,106	22.7	29,596	19.0	32,428	19.6	33,355	12.7	34,053	5.0
数	(千件)	*Customer Accounts*	*(Thousand)*	87	13.0	96	18.2	105	20.8	108	12.9	109	3.8
座当たり残高	(千円)	*Per Account*	*(¥ Thousand)*	309	8.5	307	0.7	306	-0.9	307	-0.1	310	1.3
顧客件数	(千件)	*New Accounts*	*(Thousand)*	26	-	18	79.9	37	40.2	16	-12.6	31	-16.2
名目金利	(%)	*Average interest rate*	*(%)*	30.1	*-3.9*	29.8	*-0.7*	29.5	*-0.5*	29.4	*-0.3*	29.4	*-0.2*
し償却率	(%)	*Write off Ratio*	*(%)*	6.1	-	4.7	*2.9*	8.1	*2.0*	6.7	*2.0*	11.6	*3.5*
店舗数	(店)	*Loan Business Branches*		56	*-6*	56	*0*	58	*2*	57	*1*	57	*-1*
有人店舗		*Staffed*		35	*-6*	35	*0*	36	*1*	33	*-2*	33	*-3*
無人店舗		*Unstaffed*		21	*0*	21	*0*	22	*1*	24	*3*	24	*2*
数	(人)	*Number of Employees*		179	*-20*	158	*-15*	156	*-23*	160	*2*	158	*2*

注) 斜体数値は増減数　Notes: Italic Font = Increase or Decrease

和 *(Sinwa / Acquisition : June 2000)*

			年/決算月 *(Fiscal Year)*	01/3	増減率(yoy%)	01/9	増減率(yoy%)	02/3	増減率(yoy%)	02/9	増減率(yoy%)	2003/3 *(Forecast)*	増減率(yoy%)
貸付金残高	(百万円)	*Loans Outstanding*	*(¥ Million)*	16,861	22.9	19,058	29.7	21,169	25.5	23,210	21.8	23,724	12.1
数	(千件)	*Customer Accounts*	*(Thousand)*	47	14.5	52	23.2	57	22.5	63	21.3	65	14.0
座当たり残高	(千円)	*Per Account*	*(¥ Thousand)*	357	7.3	363	5.3	366	2.5	364	0.4	361	-1.4
顧客件数	(千件)	*New Accounts*	*(Thousand)*	11	-	8	138.1	19	73.7	12	35.8	22	15.8
名目金利	(%)	*Average interest rate*	*(%)*	29.3	*-4.9*	29.0	*-1.7*	28.9	*-0.4*	28.9	*-0.1*	29.0	*0.1*
し償却率	(%)	*Write off Ratio*	*(%)*	3.1	*-2.1*	2.6	*1.1*	5.6	*2.5*	4.6	*2.0*	9.3	*3.7*
店舗数	(店)	*Loan Business Branches*		35	*1*	35	*1*	35	*0*	35	*0*	35	*0*
有人店舗		*Staffed*		10	*0*	11	*1*	11	*1*	11	*0*	11	*0*
無人店舗		*Unstaffed*		25	*1*	24	*0*	24	*-1*	24	*0*	24	*0*
数	(人)	*Number of Employees*		74	*6*	72	*-1*	62	*-12*	65	*-7*	72	*10*

注) 斜体数値は増減数　Notes: Italic Font = Increase or Decrease

の他グループ会社営業指標　*(Review of Operation / Other Group)*

ジネクスト*(Businext / JV with Sumitomo Trust & Banking started April 2001)*

		年/決算月*(Fiscal Year)*		01/3	増減率(b/a%)	01/9	増減率(yoy%)	02/3	増減率(yoy%)	02/9	増減率(yoy%)	2003/3 *(Forecast)*	増減率(yoy%)
貸付金残高	(百万円)	*Loans Outstanding*	*(¥ Million)*	–	–	2,456	–	8,116	–	11,657	374.6	18,092	122.9
数	(千件)	*Customer Accounts*	*(Thousand)*	–	–	2	–	5	–	9	313.4	14	180.0
座当たり残高	(千円)	*Per Account*	*(¥ Thousand)*	–	–	1,075	–	1,449	–	1,235	14.8	1,289	−11.0
顧客件数	(千件)	*New Accounts*	*(Thousand)*	–	–	2	–	4	–	4	90.9	10	150.0
名目金利	(%)	*Average interest rate*	*(%)*	–	–	15.6	–	15.5	–	15.4	*−0.2*	15.4	*−0.1*
償却率	(%)	*Write off Ratio*	*(%)*	–	–	0.0	–	1.1	–	1.4	*1.4*	3.0	*1.9*
店舗数	(店)	*Loan Business Branches*		–	–	2	–	2	–	3	*1*	3	*1*
人店舗		*Staffed*		–	–	2	–	2	–	3	*1*	3	*1*
無人店舗		*Unstaffed*		–	–	–	–	–	–	–	–	–	–
数	(人)	*Number of Employees*		–	–	32	–	47	–	48	*16*	49	*2*

注）斜体数値は増減数　Notes:Italic Font = Increase or Decrease

陽信販*(Sanyo Shinpan / Acquisition : June 2001)*

		年/決算月*(Fiscal Year)*		01/3	増減率(b/a%)	01/9	増減率(yoy%)	02/3	増減率(yoy%)	02/9	増減率(yoy%)	2003/3 *(Forecast)*	増減率(yoy%)
	(百万円)	*Balance*	*(¥ Million)*	10,841	–	11,391	–	11,390	5.1	11,809	3.7	12,410	9.0
営業貸付金		*Loans Outstanding*		7,375	–	8,519	–	9,646	30.8	10,739	26.1	11,743	21.7
割賦売掛金		*Installment Receivable*		3,461	–	2,869	–	1,740	−49.7	1,067	−62.8	665	−61.8
信用保証売掛金		*Guarantee*		4	–	2	–	2	−39.2	2	−24.2	2	0.0
数	(千件)	*Customer Accounts*	*(Thousand)*	24	–	25	–	26	8.4	27	7.7	27	3.8
座当たり残高 ※1	(千円)	*Per Account ※1*	*(¥ Thousand)*	297	–	328	–	358	20.6	384	17.0	428	19.6
顧客件数	(千件)	*New Accounts*	*(Thousand)*	–	–	3	–	5	–	3	21.9	7	40.0
名目金利 ※2	(%)	*Average interest rate ※2*	*(%)*	–	–	–	–	–	–	28.6	–	28.7	–
償却率	(%)	*Write off Ratio*	*(%)*	10.0	–	2.5	–	4.7	*−5.2*	2.9	*0.3*	5.3	*0.6*
店舗数	(店)	*Loan Business Branches*		22	–	21	–	20	*−2*	18	*−3*	20	*0*
人店舗		*Staffed*		9	–	8	–	7	*−2*	6	*−2*	6	*−1*
無人店舗		*Unstaffed*		13	–	13	–	13	*0*	12	*−1*	14	*1*
数	(人)	*Number of Employees*		79	–	85	–	75	*−4*	68	*−17*	69	*−6*

注）斜体数値は増減数　Notes:Italic Font = Increase or Decrease

※1 営業貸付金／口座数　※1 Loans Outstanding / Costomer Account

※2 JOYのみの平均名目金利　※2 Only JOY

-の他グループ会社損益の内訳 (Revenue and Expenses / Other Group)

ッピークレジット (Happy Credit / Acquisition : June 2000)

(百万円/¥ Million)

	年/決算月 (Fiscal Year)	01/9	営業収益比 (%)	02/3	営業収益比 (%)	増減率 ※	02/9	営業収益比 (%)	増減率 (yoy%)	2003/3 (Forecast)	営業収益比 (%)	増減率 (yoy%)
収益	Operating Revenue	3,885	100.0	7,987	100.0	31.2	4,319	100.0	11.2	8,724	100.0	9.2
営業貸付金利息	Interest Income	3,784	97.4	7,793	97.6	31.3	4,232	98.0	11.8	8,526	97.7	9.4
その他	Other	101	2.6	194	2.4	25.2	87	2.0	-14.0	197	2.3	1.5
費用	Operating Expenses	3,603	92.7	7,439	93.1	13.0	4,730	109.5	31.3	8,510	97.5	14.4
金融費用	Financial Expenses	370	9.5	761	9.5	26.8	431	10.0	16.5	854	9.8	12.2
広告宣伝費	Advertising Expenses	251	6.5	498	6.2	60.6	244	5.7	-2.7	531	6.1	6.6
貸倒費用	Credit Cost	1,894	48.8	3,984	49.9	8.2	2,856	66.1	50.7	4,743	54.4	19.1
人件費	Salaries	533	13.7	1,030	12.9	11.1	512	11.9	-4.0	1,068	12.2	3.7
その他	Other	552	14.2	1,165	14.6	9.7	685	15.9	24.0	1,312	15.0	12.6
利益	Operating Income	282	7.3	547	6.8	-210.5	-410	-9.5	-245.2	213	2.4	-61.1
営業外収益	Non-operating Income	3	0.1	3	0.0	-57.1	0	0.0	-78.6	27	0.3	800.0
営業外費用	Non-operating Expenses	2	0.1	3	0.0	650.0	5	0.1	122.0	5	0.1	66.7
利益	Ordinary Income	284	7.3	548	6.9	-212.3	-414	-9.6	-246.1	235	2.7	-57.1
特別利益	Extraordinary Income	-	-	-	-	-	0	0.0	-	0	0.0	-
特別損失	Extraordinary Losses	0	0.0	99	1.2	-	6	0.1	1,065.8	6	0.1	-93.9
前利益	Income before Income Taxes	283	7.3	449	5.6	-192.0	-421	-9.8	-248.6	229	2.6	-49.0
法人税·住民税及び事業税	Income Taxes	76	2.0	440	5.5	-41.0	0	0.0	-99.3	86	1.0	-80.5
法人税等調整額	Effect of a Tax Consequences	-107	-2.8	143	1.8	-116.4	175	4.1	-263.6	-24	-0.3	-116.8
純利益	Net Income	100	2.6	152	1.9	-141.9	-246	-5.7	-346.2	117	1.3	-23.0

00年6月1日より連結子会社となったため、4月1日~5月31日までの実績は含まない6月以降の実績との比較

和 (Sinwa / Acquisition : June 2000)

(百万円/¥ Million)

	年/決算月 (Fiscal Year)	01/9	営業収益比 (%)	02/3	営業収益比 (%)	増減率 ※	02/9	営業収益比 (%)	増減率 (yoy%)	2003/3 (Forecast)	営業収益比 (%)	増減率 (yoy%)
収益	Operating Revenue	2,523	100.0	5,249	100.0	39.9	2,976	100.0	18.0	6,055	100.0	15.4
営業貸付金利息	Interest Income	2,499	99.0	5,204	99.1	39.9	2,955	99.3	18.2	6,013	99.3	15.5
その他	Other	23	0.9	45	0.9	50.0	21	0.7	-10.3	41	0.7	-8.9
費用	Operating Expenses	2,059	81.6	4,342	82.7	72.8	3,127	105.1	51.9	5,654	93.4	30.2
金融費用	Financial Expenses	176	7.0	364	6.9	2.5	219	7.4	24.7	445	7.3	22.3
広告宣伝費	Advertising Expenses	229	9.1	416	7.9	39.1	249	8.4	8.4	490	8.1	17.8
貸倒費用	Credit Cost	983	39.0	2,133	40.6	190.2	1,937	65.1	96.9	3,247	53.6	52.2
人件費	Salaries	232	9.2	486	9.3	16.8	245	8.2	5.6	523	8.6	7.6
その他	Other	437	17.3	941	17.9	33.1	476	16.0	8.9	948	15.7	0.7
利益	Operating Income	463	18.4	907	17.3	-26.7	-151	-5.1	-132.6	400	6.6	-55.9
営業外収益	Non-operating Income	8	0.3	21	0.4	-47.5	6	0.2	-29.8	24	0.4	14.3
営業外費用	Non-operating Expenses	5	0.2	15	0.3	-79.7	4	0.2	-16.3	12	0.2	-20.0
利益	Ordinary Income	466	18.5	913	17.4	-24.1	-149	-5.0	-132.0	412	6.8	-54.9
特別利益	Extraordinary Income	52	2.1	49	0.9	4,800.0	13	0.4	-75.4	13	0.2	-73.5
特別損失	Extraordinary Losses	3	0.1	208	4.0	230.2	2	0.1	-27.9	2	0.0	-99.0
前利益	Income before Income Taxes	516	20.5	754	14.4	-33.9	-138	-4.7	-126.9	422	7.0	-44.0
法人税·住民税及び事業税	Income Taxes	458	18.2	740	14.1	65.9	281	9.5	-38.6	586	9.7	-20.8
法人税等調整額	Effect of a Tax Consequences	184	7.3	333	6.3	287.2	308	10.4	66.7	328	5.4	-1.5
純利益	Net Income	242	9.6	347	6.6	-43.0	-112	-3.8	-146.2	165	2.7	-52.4

00年6月1日より連結子会社となったため、4月1日~5月31日までの実績は含まない6月以降の実績との比較

·の他グループ会社損益の内訳 (Revenue and Expenses / Other Group)

ﾉネクスト (Businext / JV with Sumitomo Trust & Banking started April 2001)

(百万円/¥Million)

年/決算月(Fiscal Year)		01/9	営業収益比 (%)	02/3	営業収益比 (%)	02/9	営業収益比 (%)	増減率 (yoy%)	2003/3 (Forecast)	営業収益比 (%)	増減率 (yoy%)
又益	Operating Revenue	90	100.0	366	100.0	743	100.0	721.7	1,851	100.0	405.7
営業貸付金利息	Interest Income	90	100.0	366	100.0	743	100.0	723.5	1,851	100.0	405.7
ﾆの他	Other	0	0.0	0	0.0	0	0.0	-26.9	-	-	-
費用	Operating Expenses	1,452	1,613.3	3,037	829.8	975	131.2	-32.8	2,552	137.9	-16.0
金融費用	Financial Expenses	2	2.2	29	7.9	108	14.6	3,582.2	222	12.0	665.5
広告宣伝費	Advertising Expenses	963	1,070.0	1,860	508.2	328	44.2	-65.9	670	36.2	-64.0
貸倒費用	Credit Cost	105	116.7	378	103.3	72	9.7	-31.9	574	31.0	51.9
人件費	Salaries	147	163.3	297	81.1	195	26.3	32.7	416	22.5	40.1
ﾆの他	Other	231	256.7	472	129.0	270	36.4	16.6	667	36.0	41.3
利益	Operating Income	-1,361	-1,512.2	-2,671	-729.8	-231	-31.2	-83.0	-700	-37.8	-73.8
営業外収益	Non-operating Income	0	0.0	75	20.5	5	0.8	1,566.3	5	0.3	-93.3
営業外費用	Non-operating Expenses	-	-	0	0.0	0	0.1	-	0	0.0	-
利益	Ordinary Income	-1,361	-1,512.2	-2,595	-709.0	-226	-30.5	-83.4	-695	-37.5	-73.2
特別利益	Extraordinary Income	-	-	-	-	-	-	-	0	0.0	-
特別損失	Extraordinary Losses	-	-	-	-	8	1.1	-	8	0.4	-
前利益	Income before Income Taxes	-1,361	-1,512.2	-2,595	-709.0	-234	-31.6	-82.8	-703	-38.0	-72.9
法人税·住民税及び事業税	Income Taxes	1	1.1	5	1.4	1	0.2	-3.0	3	0.2	-40.0
法人税等調整額	Effect of a Tax Consequences	-	-	-	-	-	-	-	0	0.0	-
純利益	Net Income	-1,362	-1,513.3	-2,600	-710.4	-235	-31.7	-82.7	-706	-38.1	-72.8

陽信販 (Sanyo Shinpan / Acquisition : June 2001)

(百万円/¥Million)

年/決算月(Fiscal Year)		01/9 金 額	営業収益比 (%)	02/3 金 額	営業収益比 (%)	02/9 金 額	営業収益比 (%)	増減率 (yoy%)	2003/3 (Forecast) 金 額	営業収益比 (%)	増減率 (yoy%)
収益	Operating Revenue	1,110	100.0	2,361	100.0	1,391	100.0	25.3	2,893	100.0	22.5
貸付金利息	Interest Income	1,098	98.9	2,341	99.2	1,379	99.2	25.6	2,862	98.9	22.3
割賦売掛金	Installment Receivable	177	15.9	303	12.8	75	5.4	-57.7	122	4.2	-59.7
営業貸付金	Loans (Cash Advance)	921	83.0	2,038	86.3	1,304	93.8	41.6	2,740	94.7	34.4
信用保証売掛金	Guarantee	0	0.0	0	0.0	0	0.0	-21.7	0	0.0	-
その他の金融収益	Other Financial Revenue	0	0.0	0	0.0	0	0.0	-86.7	0	0.0	-
その他の営業収益	Other Operating Revenue	11	1.0	19	0.8	11	0.8	0.4	31	1.1	63.2
費用	Operating Expenses	1,089	98.1	2,448	103.7	1,257	90.4	15.4	2,375	82.1	-3.0
金融費用	Financial Expenses	146	13.2	285	12.1	143	10.3	-1.9	285	9.9	0.0
広告宣伝費	Advertising Expenses	71	6.4	211	8.9	113	8.1	58.0	219	7.6	3.8
貸倒関連費用	Credit Cost	279	25.1	752	31.9	458	33.0	64.2	846	29.2	12.5
人件費	Salaries	280	25.2	504	21.3	223	16.1	-20.4	438	15.1	-13.1
その他	Other	311	28.0	694	29.4	319	22.9	2.4	587	20.3	-15.4
利益	Operating Income	20	1.8	-86	-3.6	133	9.6	545.0	518	17.9	-702.3
営業外収益	Non-operating Income	6	0.5	13	0.6	2	0.2	-62.8	2	0.1	-84.6
営業外費用	Non-operating Expenses	0	0.0	6	0.3	1	0.1	1,134.2	3	0.1	-50.0
利益	Ordinary Income	27	2.4	-79	-3.3	134	9.7	388.8	517	17.9	754.4
特別利益	Extraordinary Income	-	-	0	0.0	-	-	-	0	0.0	-
特別損失	Extraordinary Losses	4	0.4	584	24.7	3	0.2	-21.9	3	0.1	-99.5
前利益	Income before Income Taxes	23	2.1	-663	-28.1	131	9.4	462.7	514	17.8	-177.5
法人税·住民税及び事業税	Income Taxes	0	0.0	1	0.0	25	1.8	3,582.2	75	2.6	7,400.0
法人税等調整額	Effect of a Tax Consequences	-10	-0.9	275	75.1	-53	-3.8	386.4	-213	-7.4	-177.5
純利益	Net Income	11	1.0	-389	-16.5	52	3.8	349.6	226	7.8	-158.1

肖費者金融業界動向 (Overview of Consumer Credit Industry)

彡態別主要会社の貸付上限金利
(aximum Interest Rates of Unsecured Loans in the Competitive Sectors)

業態 Type of Companies	会社名 Company Name		キャッシング Cashing
者金融 sumer Credit	アイフル	AIFUL	28,835
	武富士	Takefuji	27,375
	アコム	Acom	27,375
	プロミス	Promise	25,550
反 pan (Sales Finance) Companies	ライフ	Life	29,200
	日本信販	Nippon Shinpan	26,280
	オリコ	Orico	27,600
	ジャックス	Jaccs	18,000
	アプラス	Aplus	29,160
	セントラルファイナンス	Central Finance	28,800
通系 ributor - affiliated Credit Card Companies	クレディセゾン	Credit Saison	26,000
	ダイエーオーエムシー	Daiei OMC	28,800
	イオンクレジットサービス	Aeon Credit Service	25,600
行系 k - affiliated Credit Card Companies	ジェーシービー	JCB	27,800
	三井住友カード	Sumitomo Mitsui Card	27,800
	ユーシーカード	UC Card	27,800
	ディーシーカード	DC Card	27,800

金利は各社のホームページおよびヒアリングによる数値となっております。
e: The interest rates are those as indicated on homepages of and obtained through consultations with each company.

(2)自己破産申請件数の推移
(Trend of Personal Bankruptcy in Japan)

○1996年～2002年8月推移(Number of Petitions 1996-Aug 2002)

暦年	件数	前年比
1997年	71,299 件	30.1%
1998年	103,803 件	26.2%
1999年	122,741 件	45.6%
2000年	139,281 件	18.2%
2001年	160,419 件	13.5%
2002年	135,105 件	38.2%
1月 Jan	11,983 件	60.9%
2月 Feb	15,524 件	40.0%
3月 Mar	17,312 件	32.1%
4月 Apr	17,899 件	44.8%
5月 May	17,739 件	39.6%
6月 Jun	17,274 件	25.4%
7月 Jul	20,472 件	49.1%
8月 Aug	16,902 件	24.9%

出所：最高裁判所　Source:Japanese Supreme Court

彡態別信用供与残高 (Overall Balance of Consumer Credit in Japan)

(億円/¥100Million)

	消費者信用計 Consumer Credit	伸び率(yoy%)	販売信用 Sales on Credit	伸び率(yoy%)	消費者金融 Consumer Finance	伸び率(yoy%)	預金担保貸付等 Loans Collateralized by Deposite	伸び率(yoy%)	消費者ローン計 Consumer Loans	伸び率(yoy%)	民間金融機関 Commercial Finance Institution	伸び率(yoy%)	消費者金融会社 Consumer Finance Companies	伸び率(yoy%)	信販会社 Shinpan [Sales Finance Companies]	伸び率(yoy%)	銀行系クレジット会社 Bank-affiliated Credit Card Companies	伸び率(yoy%)	流通系クレジット会社 Distributor-affiliated Credit Card Companies	伸び率(yoy%)	その他 Other	伸び率(yoy%)
91年	684,199	8.4	161,618	5.3	522,581	9.4	149,303	8.5	373,278	9.8	301,101	11.3	33,435	13.6	25,614	-6.3	5,951	6.6	3,073	7.3	4,104	-2.7
92年	715,383	4.6	169,075	4.6	546,308	4.5	159,211	6.6	387,097	3.7	306,764	1.9	36,630	9.6	29,349	14.6	6,369	7.0	3,770	22.7	4,215	2.7
93年	741,048	3.6	166,862	-1.3	574,186	5.1	194,009	21.9	380,177	-1.8	296,395	-3.4	39,970	9.1	29,290	-0.2	6,439	1.1	3,902	3.5	4,181	-0.8
94年	749,110	1.1	170,164	2.0	578,946	0.8	206,514	6.4	372,432	-2.0	283,765	-4.3	44,982	12.5	29,164	-0.4	6,159	-4.3	4,149	6.3	4,213	0.8
95年	748,005	-0.1	177,166	4.1	570,839	-1.4	198,822	-3.7	372,017	-0.1	272,482	-4.0	52,082	15.8	31,807	9.1	6,434	4.5	4,840	16.7	4,372	3.8
96年	752,407	0.6	182,892	3.2	569,515	-0.2	195,480	-1.7	374,035	0.5	262,502	-3.7	59,634	14.5	34,968	9.9	6,910	7.4	5,415	11.9	4,606	5.4
97年	743,335	-1.2	182,621	-0.1	560,714	-1.5	187,847	-3.9	372,867	-0.3	251,897	-4.0	65,179	9.3	37,278	6.6	7,477	8.2	6,173	14.0	4,863	5.6
98年	709,823	-4.5	171,535	-6.1	538,288	-4.0	182,329	-2.9	355,959	-4.5	231,478	-8.1	71,371	9.5	33,387	-10.4	7,848	5.0	6,953	12.6	4,922	1.2
99年	668,243	-5.9	163,518	-4.7	504,725	-6.2	153,514	-15.8	351,211	-1.3	217,957	-5.8	78,586	10.1	33,995	1.8	8,335	6.2	7,433	6.9	4,905	-0.3
00年	652,247	-2.4	159,639	-2.4	492,608	-2.4	135,988	-11.4	356,620	1.5	210,091	-3.6	88,489	12.6	36,317	6.8	8,730	4.7	8,342	12.2	4,651	-5.2

所：(社)日本クレジット産業協会「日本の消費者信用統計」(通商産業省産業政策局取引信用室監修)2002年版
rce:Japan Credit Industry Association,"Japan Consumer Credit Statistics 2002(Statistics by MITI Industrial Policy Bureau)"

EXHIBIT 3

(Brief Description)

December 2002

The 26th Business Report
"SHAREHOLDERS' COMMUNICATION"

This Business Report concerning the period from April 1, 2002 through September 30, 2002 (the "Business Report") was sent to the shareholders of AIFUL Corporation (the "Company") in December 2002.

The Business Report is not required to be prepared or made public under any rules or regulations in Japan; the Company, however, voluntarily prepares the Business Report, sends it to its shareholders and distributes it to its creditors, customers or analysts from time to time.

The information in the Business Report which is material to an investment decision is substantially contained in the Consolidated and Non-Consolidated Earnings Report (Interim FY 2003) dated November 7, 2002 of the Company (see Exhibit 1).

EXHIBIT 4

(Brief Description)

December 25, 2002

Semi-Annual Securities Report

(Report pursuant to Article 24-5, Paragraph 1 of
the Securities and Exchange Law)

The 26th Fiscal Year (Interim)
from April 1, 2002
to September 30, 2002

This Semi-Annual Securities Report concerning the period from April 1, 2002 through September 30, 2002 (the "Semi-Annual Securities Report") was, in accordance with the Japanese laws and regulations, filed on December 25, 2002 with the Director-General of Kanto Local Finance Bureau of the Ministry of Finance of Japan, and is made available for public inspection at the Tokyo Branch of AIFUL Corporation (the "Company") and at each of The Tokyo Stock Exchange and The Osaka Securities Exchange, on which the shares of common stock of the Company are listed.

It is required under the Japanese laws and regulations to include in the Semi-Annual Securities Report certain information concerning the Company on both consolidated and non-consolidated basis, including its financial position and results of operation, together with the consolidated and non-consolidated semi-annual financial statements of the Company for the period from April 1, 2002 through September 30, 2002.

The information in the Semi-Annual Securities Report which is material to an investment decision is substantially contained in the Consolidated and Non-Consolidated Earnings Reports Interim FY 2003 of the Company (see Exhibit 1).

EXHIBIT 5

(Translation)

SHELF REGISTRATION STATEMENT

AIFUL CORPORATION

(504043)

Shelf Registration No.	15-Kanto10

SHELF REGISTRATION STATEMENT

To: Director-General of Kanto Local Finance Bureau

Filed as of February 6, 2003

Corporate Name: AIFUL *Kabushiki Kaisha* (seal)

Corporate Name in English: AIFUL CORPORATION

Name and Title of Representative: Yoshitaka Fukuda
President and Representative Director (seal)

Location of Head Office: 381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto

Telephone Number: 075 (201) 2000 (Switch)

Name of Person to Contact: Takashi Koumoto, Director taking charge of Finance Division and General Manager of Finance Division

Location of Nearest Office to Contact: Same as the above

Telephone Number: Same as the above

Name of Person to Contact: Same as the above

Offering Covered by this Shelf Registration Statement

Kind of Securities to be Offered:

Bonds

Period during which the Bonds may be Issued:

For two years commencing on the date on which this Shelf Registration Statement is to be effective (from February 14, 2003 to February 13, 2005).

Amount of the Bonds which may be issued during the above-mentioned period:

¥300,000 million

Matter Concerning Stabilization

Not applicable.

Place(s) Where Copies of the Shelf Registration Statement
are Made Available for Public Inspection

Name	Adderess
AIFUL Corporation, Tokyo Branch	(5th Floor of Tokyo Ekimae Bldg.) 1-5, Yaesu 2-chome, Chuo-ku, Tokyo
Tokyo Stock Exchange	2-1, Nihonbashi-Kabutocho, Chuo-ku, Tokyo
Osaka Securities Exchange	6-10, Kitahama 1-chome, Chuo-ku, Osaka

PART I INFORMATION CONCERNING THE SECURITIES

I. TERMS AND CONDITIONS OF OFFERING FOR SUBSCRIPTION

Matters other than those described below shall be stated in the "Amendment to the Shelf Registration Statement" or the "Supplemental Document to the Shelf Registration Statement" each time when the securities will be acquired through each offering.

1. Newly Issued Bonds

Undetermined

2. Undertaking of the Bonds and Commission of the Management of the Bonds

Undetermined

3. Use of Proceeds from this New Issue

(1) Amount of proceeds from this new issue

Undetermined

(2) Use of proceeds

To be applied for the funds for lending loans, the funds for repayment of the borrowings and the funds for the capital expenditures of the Company.

II. OTHER MATTER(S) TO BE STATED

Not applicable.

PART II INFORMATION FOR REFERENCE

I. Documents for reference

As for matters such as the outline of the issuer and the outline of the business provided for in Article 5, Paragraph 1, Item 2 of the Securities and Exchange Law, see the following documents:

(1) Annual Securities Report and attached documents therewith

For the 25th business term from 1st April, 2001 to 31st March, 2002 filed with the Director-General of the Kanto Local Financial Bureau as of June 27, 2002

(2) Semi-annual Securities Report:

During the 26th interim business term from 1st April, 2002 to 30th September, 2002 filed with the Director-General of the Kanto Local Financial Bureau as of December 25, 2002

The above-mentioned documents have been submitted through "Electronic Disclosure for Investors' Network" (EDINET) provided for in Article 27, Paragraph 30, Item 2 of the Securities and Exchange Law.

II. Place(s) where copies of the documents for reference are made available for public inspection

Name	Adderess
AIFUL Corporation, Head office	381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
AIFUL Corporation, Tokyo Branch	(5th Floor of Tokyo Ekimae Bldg.) 1-5, Yaesu 2-chome, Chuo-ku, Tokyo
Tokyo Stock Exchange	2-1, Nihonbashi-Kabutocho, Chuo-ku, Tokyo
Osaka Securities Exchange	6-10, Kitahama 1-chome, Chuo-ku, Osaka

PART III INFORMATION CONCERNING GUARANTOR, ETC.

None

EXHIBIT 6

(Brief Description in English)

Supplements to
the Shelf Registration Statement

AIFUL CORPORATION

(504043)

Supplements to Shelf Registration Statement, each dated October 10 and December 4, 2002, January 21, February 17 and March 18, 2003 relating to the Unsecured Straight Bonds-Thirty-first Series, -Thirty-second Series, -Thirty-third Series, -Thirty-fourth Series and -Thirty-fifth Series, respectively (with special covenant of rating *pari passu* solely with the other series of bonds) (together, the "Supplements")

The Supplements are required to be filed with the authority under the Securities and Exchange Law when the Company proposes to issue or distribute through public offerings in Japan of the securities designated in the Shelf Registration Statements dated February 6, 2001 and February 6, 2003 (together, the "Shelf Registration Statements"), including the Unsecured Straight Bonds -Thirty-first Series, -Thirty-second Series, -Thirty-third Series, -Thirty-fourth Series and -Thirty-fifth Series, respectively (with special covenant of rating *pari passu* solely with the other series of bonds), worth ¥10,000 million, ¥18,500 million, ¥10,000 million, ¥15,000 million and ¥30,000 million, respectively, of the aggregate principal amount thereof in such offerings.

The Shelf Registration Statements so supplemented by the Supplements contains or incorporates by reference the information concerning the terms and conditions of the public offerings of the Unsecured Straight Bonds-Thirty-first Series, -Thirty-second Series, -Thirty-third Series, -Thirty-fourth Series and -Thirty-fifth Series, and the information pertaining to the Company's business.

The information contained in the Supplements which is material to an investment decision is substantially contained in the news releases dated October 10 and December 4, 2002 and January 21, February 17 and March 18, 2003 (Exhibits 10, 12, 13, 14, 16, respectively).

EXHIBIT 7

(Brief Description in English)

Amendments to the Shelf Registration Statement

AIFUL CORPORATION

(504043)

Amendments dated November 25, November 27 and December 25, 2002 and March 10 and March 14, 2003 (together, the "Amendments") to the Shelf Registration Statement dated February 6, 2001 and February 6, 2003 (together, the "Shelf Registration Statements") with respect to inclusion in the list of documents incorporated therein by reference to the Shelf Registration Statements

An amendment to a Shelf Registration Statement is required to be filed under the Securities and Exchange Law when a list of documents to be incorporated by reference in a Shelf Registration Statement is amended.

The Amendments are filed as referred to above in order (i) to correct certain information contained in the Shelf Registration Statements and the Amendments to the Shelf Registration Statements dated November 25, 2002 and March 10, 2003 and (ii) to incorporate therein by reference to the Semi-Annual Securities Report for the 26th interim fiscal year filed on December 25, 2002 by amending the list of documents, contained in the Shelf Registration Statement dated February 6, 2001, which are incorporated therein by reference.

EXHIBIT 8

(Brief Description in English)

The Reports on Treasury Stock Purchase

AIFUL CORPORATION

(504043)

The Reports on Treasury Stock Purchase, each dated November 14 and December 13, 2002 and January 17, February 6 and March 10, 2003 (together, the "Reports") in connection with the open market purchase of treasury stock for the purpose of transfer to directors and employees (Note)

The Reports show that no treasury stock purchase has been made for the period from October 1, 2002 to February 28, 2003.

Note:

Under the Securities and Exchange Law, a report on treasury stock purchase is required to be filed with the authority in connection with the open market purchase of treasury stock of a listing company.

EXHIBIT 9

AIFUL Corporation
Press Release

October 1, 2002

AIFUL Makes City's a Subsidiary

KYOTO — AIFUL Corporation acquired all shares of City Green Co., Ltd., the holding company of the business finance company City's Co., Ltd., through a share exchange on October 1, 2002, making it a wholly owned subsidiary.

This acquisition made City's, which has a network of 37 branches in Kanto and westward, a subsidiary of AIFUL. City's will continue operating as a member of the AIFUL Group.

City's executive staff was named at extraordinary general meetings of shareholders held today at both City Green and City's. City Green and City's will transfer their headquarters on October 15, 2002. Details are provided below.

1. Objectives of making City Green a wholly owned subsidiary through a share exchange

AIFUL aspires to become a total financial services company in the retail segment and is currently working to diversify its product portfolio and channels for customer acquisition by expanding beyond traditional consumer finance to target the entire consumer credit market.

As part of this overall effort, AIFUL is making City Green a wholly owned subsidiary through a share exchange in order to make City's a subsidiary. City's is an outstanding business finance company with solid management that has built up a sound revenue base.

This acquisition will help AIFUL improve its earnings structure by more than doubling the group's balance of business loans outstanding as well as expand its operating base in the business loan segment by drawing on City's expertise and human resources.

2. City's executive staff

President	Kazuyoshi Wakamatsu	(From AIFUL; also president at City Green)
Senior Managing Director	Masato Kimura	(From AIFUL; also a director at City Green)
Senior Managing Director	Noriyuki Koseki	(From AIFUL; also a director at City Green)
Managing Director	Chikara Tashiro	(Currently a managing director at City's)
Director	Hiroshi Nishimori	(Currently a director at City's)
Director	Hiroshi Abe	(Also a director at both AIFUL and City Green)
Auditor	Koji Imada	(Also a director at AIFUL)
Auditor	Yoshimasa Nishimura	(Also a director at AIFUL and auditor at City Green)
Auditor	Shintaro Hashima	(Also a director at AIFUL)

3. Transfer of City's and City Green headquarters

Both City's and City Green will transfer their headquarters to AIFUL's headquarters building with the aim of increasing group-wide synergies by accelerating decision-making processes for the AIFUL Group.

Transfer date: October 15, 2002

Headquarters address following transfer:
4th Floor, 381-1 Takasagocho, Gojo Noboru, Karasumadori, Shimogyo-ku, Kyoto

City's main telephone number: 075-353-0210
Note:As City's holding company, there are no telephone listings for City Green.

4. City's store network

Kyushu region: 7 branches; Chugoku and Shikoku region: 8 branches; Kansai region: 8 branches; Tokai region: 3 branches; Kanto region: 11 branches (total: 37 branches)

5. AIFUL's and City's business results for the previous three fiscal years (reference)

(Unit: ¥1 million, ¥)

	AIFUL (parent)			City's (subsidiary)		
Fiscal year	FY3/00	FY3/01	FY3/02	FY9/99	FY9/00	FY9/01
Loans outstanding	1,001,080	1,159,734	1,313,690	36,581	35,054	32,513
Operating revenue	238,532	270,827	307,272	10,055	9,626	8,938
Operating income	87,437	103,319	110,442	3,765	3,355	3,067
Ordinary income	85,009	103,372	107,515	3,829	3,404	3,137
Net income	44,104	48,512	38,349	1,900	1,705	1,703
Net income per share	786.13	572.38	426.54	623.27	559.28	558.65
Annual dividend per share	60.00	50.00	50.00	60.00	60.00	60.00
Shareholder's equity per share	4,507.83	3,565.21	4,513.89	4,013.41	4,486.47	4,958.21
ROE	19.3%	17.5%	10.6%	15.52%	12.46%	11.26%

AIFUL Corporation
Headquarters: 381-1 Takasagocho, Gojo Noboru, Karasumadori, Shimogyo-ku, Kyoto
President: Yoshitaka Fukuda
Stock code: 8515
Exchanges: TSE 1st Section; OSE 1st Section
Fiscal year: Ending March 31
Inquiries: Kenichi Kayama, General Manager, Public Relations Department
Telephone: (03) 3274-3560 (Public Relations)
(03) 3274-4561 (Investor Relations)
Fax: (03) 3274-4581

EXHIBIT 10

AIFUL PRESS RELEASE

AIFUL Corporation (8515)
381-1, Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto 600-8420, Japan
Mr. Yoshitaka Fukuda, President & CEO
Listings: Tokyo Stock Exchange First Section,
Osaka Stock Exchange First Section,
Fiscal year end: March 31
For information, contact: Mr. Kenichi Kayama
General Manager, Public Relations Department
Tel: 03-3274-3560

AIFUL Announce 31st, Unsecured Straight Bond Issues

TOKYO, October 10, 2002 – AIFUL Corporation announced its 31st unsecured straight bond issues. These bond issues are part of AIFUL's diversified plan for further improvements in financial position, and the continued strengthening of its overall financial health based on careful observation of market movements.

Issue name:	***AIFUL Corporation 31st Unsecured Bond*** (Limited Inter-bond Pari Passu Clause)
Issue amount:	10 billion yen
Interest rate:	2.18% per annum
Issue price:	100% of face value; face value equals 100 yen
Offering date:	October 10, 2002
Payment date:	October 28, 2002
Maturity date:	October 28, 2009 (7 year bond redeemable in lump sum at maturity)
Use of funds:	Operating loans
Lead underwriter:	Daiwa Securities SMBC Co., Ltd.
Trustees:	Sumitomo Trust & Banking Co., Ltd.
Rating:	Japan Credit Rating Agency (JCR) has rated the bonds A+ (A plus) Japan Rating and Investment Information, Inc. (R&I) has rated the bonds A- (A minus)

EXHIBIT 11

AIFUL Corporation
Press Release

November 7, 2002

AIFUL Raises FY3/03 Dividend Estimate

Kyoto — AIFUL Corporation hereby announces that at a meeting of its Board of Directors held November 7, 2002, it was resolved to raise the FY3/03 interim dividend and year-end dividend estimates as detailed below.

1. Reason for raising dividend estimates

Dividend estimates were raised as a result of favorable earnings in FY3/03 and the ongoing support of our shareholders.

2. FY3/03 (April 1, 2002 – March 31, 2003) dividends per share

	Previous Estimate (Announced May 9, 2002)	Revised Estimate	FY3/02 Dividend
Interim dividend	¥25	¥30	¥25
Year-end dividend	¥25	¥30	¥25
Annual dividend	¥50	¥60	¥50

AIFUL Corporation

Headquarters:	381-1 Takasagocho, Gojo Agaru, Karasumadori, Shimogyo-ku, Kyoto
President:	Yoshitaka Fukuda
Stock code:	8515
Exchanges:	TSE 1st Section; OSE 1st Section
Fiscal year:	Ending March 31
Inquiries:	Kenichi Kayama, General Manager, Public Relations Department
Telephone:	(03) 3274-3560 (Public Relations) (03) 3274-4561 (Investor Relations)
Fax:	(03) 3274-4581

EXHIBIT 12

AIFUL PRESS RELEASE

AIFUL Corporation (8515)
381-1, Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto 600-8420, Japan
Mr. Yoshitaka Fukuda, President & CEO
Listings: Tokyo Stock Exchange First Section,
Osaka Stock Exchange First Section,
Fiscal year end: March 31
For information, contact: Mr. Kenichi Kayama
General Manager, Public Relations Department
Tel: 03-3274-3560

AIFUL Announce 32nd, Unsecured Straight Bond Issues

TOKYO, December 4, 2002 - AIFUL Corporation announced its 32nd unsecured straight bond issues. These bond issues are part of AIFUL's diversified plan for further improvements in financial position, and the continued strengthening of its overall financial health based on careful observation of market movements.

Issue name:	**AIFUL Corporation 32nd Unsecured Bond** (Limited Inter-bond Pari Passu Clause)
Issue amount:	18.5 billion yen
Interest rate:	1.30% per annum
Issue price:	100% of face value; face value equals 100 yen
Offering date:	December 4, 2002 to December 19, 2002
Payment date:	December 20, 2002
Maturity date:	December 20, 2006 (4 year bond redeemable in lump sum at maturity)
Use of funds:	Operating loans
Lead underwriter:	The Nomura Securities Co., Ltd.
Trustees:	Sumitomo Trust & Banking Co., Ltd. Aozora Bank, Ltd. Mizuho Asset Trust & Banking Co., Ltd. The Chuo Mitsui Trust & Banking Co., Ltd.
Rating:	Japan Credit Rating Agency (JCR) has rated the bonds A+ (A plus) Japan Rating and Investment Information, Inc. (R&I) has rated the bonds A- (A minus)

EXHIBIT 13

AIFUL PRESS RELEASE

AIFUL Corporation (8515)
381-1, Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto 600-8420, Japan
Mr. Yoshitaka Fukuda, President & CEO
Listings: Tokyo Stock Exchange First Section,
Osaka Stock Exchange First Section,
Fiscal year end: March 31
For information, contact: Mr. Kenichi Kayama
General Manager, Public Relations Department
Tel: 03-3274-3560

AIFUL Announce 33rd, Unsecured Straight Bond Issues

TOKYO, January 21, 2002 – AIFUL Corporation announced its 33rd unsecured straight bond issues. These bond issues are part of AIFUL's diversified plan for further improvements in financial position, and the continued strengthening of its overall financial health based on careful observation of market movements.

Issue name:	**AIFUL Corporation 33rd Unsecured Bond** (Limited Inter-bond Pari Passu Clause)
Issue amount:	10billion yen
Interest rate:	1.98% per annum
Issue price:	100% of face value; face value equals 100 yen
Offering date:	January 21, 2003
Payment date:	January 31, 2003
Maturity date:	January 30, 2009 (6 year bond redeemable in lump sum at maturity)
Use of funds:	Operating loans
Lead underwriter:	Morgan Stanley Japan Limited
Trustees:	Aozora Bank, Ltd.
Rating:	Japan Credit Rating Agency (JCR) has rated the bonds A+ (A plus) Japan Rating and Investment Information, Inc. (R&I) has rated the bonds A- (A minus)

EXHIBIT 14

AIFUL PRESS RELEASE

AIFUL Corporation (8515)
381-1, Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto 600-8420, Japan
Mr. Yoshitaka Fukuda, President & CEO
Listings: Tokyo Stock Exchange First Section,
Osaka Stock Exchange First Section,
Fiscal year end: March 31
For information, contact: Mr. Kenichi Kayama
General Manager, Public Relations Department
Tel: 03-3274-3560

AIFUL Announce 34th, Unsecured Straight Bond Issues

TOKYO, February 17 , 2002 – AIFUL Corporation announced its 34th unsecured straight bond issues. These bond issues are part of AIFUL's diversified plan for further improvements in financial position, and the continued strengthening of its overall financial health based on careful observation of market movements.

Issue name:	**AIFUL Corporation 34th Unsecured Bond** (Limited Inter-bond Pari Passu Clause)
Issue amount:	15billion yen
Interest rate:	1.62% per annum
Issue price:	100% of face value; face value equals 100 yen
Offering date:	February 17, 2003
Payment date:	February 28, 2003
Maturity date:	February 28, 2008 (5 year bond redeemable in lump sum at maturity)
Use of funds:	Operating loans
Lead underwriter:	UBS Warburg Japan Limited Credit Suisse First Boston Securities Japan Limited
Trustees:	Sumitomo Trust & Banking Co., Ltd
Rating:	Japan Credit Rating Agency (JCR) has rated the bonds A+ (A plus) Japan Rating and Investment Information, Inc. (R&I) has rated the bonds A- (A minus)

EXHIBIT 15

AIFUL Corporation
Press Release

March 17, 2003

AIFUL Corporation Announces Changes in Directors' Responsibilities and Other Organizational Changes

Kyoto — AIFUL Corporation has announced the following changes in directors' responsibilities, retirements from posts, holding of concurrent posts at other group companies, changes in general managers' positions, and other organizational changes. Theses changes were agreed upon at a Board of Directors meeting held on March 17, 2003.

1. Changes in Directors' Responsibilities (as of April 1, 2003)

Name	New Responsibilities	Present Responsibilities
Taichi Kawakita	Senior Managing Director / Representative Director Chairman – Compliance Committee (Removed as General Manager – Restaurant & Entertainment Department)	Senior Managing Director / Representative Director General Manager – Restaurant & Entertainment Department Chairman – Compliance Committee
Hiroshi Abe	Director General Manager – Corporate Management Division Chief – Office of the President (Removed as General Manager – Business Development Department)	Director General Manager – Corporate Management Division Chief – Office of the President General Manager – Business Development Department

2. Concurrent Responsibilities at Other Group Companies

The following change is scheduled to be announced for approval at a Board of Directors Meeting of LIFE Co., Ltd.

Name	New Responsibility	Present Responsibility
Yoshimasa Nishimura	Corporate Auditor, LIFE Co., Ltd. (as of April 1, 2003)	Director Inspection Department

3. Director's Retirement from Post

Name	Present Responsibility	Retirement Date
Yoshinori Sogabe	Director Public Relations Department	March 31, 2003

4. Promotion to General Manager (as of April 1, 2003)

Name	New Position	Current Position
Takaaki Tada	General Manager – Legal Department	Advisor

5. General Manager Position Change (as of April 1, 2003)

Name	New Position	Current Position
Shunichi Moriyama	General Manager – General Affairs Department (Removed as General Manager – Legal Department)	General Manager – General Affairs Department General Manager – Legal Department

6. Organizational Changes (as of April 1, 2003)

Abolished Restaurant & Entertainment Department
The Restaurant & Entertainment Department was primarily engaged in restaurant operations (Taiwan-style family restaurant chain Alishan) and entertainment operations (karaoke chain *Mogura no Uta*), and was abolished as a result of transferring these operations and closing outlets.

Abolished Business Development Department
The Business Development Department, which was under the jurisdiction of the Corporate Management Division, was abolished in an effort to improve operating efficiency. The Business Development Department's M&A operations were transferred to the Corporate Governance Department, and its co-branded card operations were transferred to the Credit Card Business Department.

Changed name of Credit Sales Business Department
AIFUL acquired a MasterCard principal membership license in June 2002, and launched a credit card business in August 2002. However, with the abolition of the Business Development Department, co-branded card operations were integrated into the Credit Sales Business Department, and in an effort to further promote the issuance of co-branded cards using the MasterCard brand, the department's name was changed to the Credit Card Business Department.

7. Organization Chart (as of April 1, 2003)
See attached reference.

AIFUL Corporation

Headquarters:	381-1 Takasagocho, Gojyo Agaru, Karasumadori, Shimogyo-ku, Kyoto
President:	Yoshitaka Fukuda
Stock code:	8515
Exchanges:	TSE 1st Section; OSE 1st Section
Fiscal year:	Ending March 31
Inquiries:	Kenichi Kayama, General Manager, Public Relations Department
Telephone:	(03) 3274-3560 (Public Relations) (03) 3274-4561 (Investor Relations)
Fax:	(03) 3274-4581

EXHIBIT 16

AIFUL PRESS RELEASE

AIFUL Corporation (8515)
381-1, Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto 600-8420, Japan
Mr. Yoshitaka Fukuda, President & CEO
Listings: Tokyo Stock Exchange First Section,
Osaka Stock Exchange First Section,
Fiscal year end: March 31
For information, contact: Mr. Kenichi Kayama
General Manager, Public Relations Department
Tel: 03-3274-3560

AIFUL Announce 35th, Unsecured Straight Bond Issues

TOKYO, March 18 , 2003 – AIFUL Corporation announced its 35th unsecured straight bond issues. These bond issues are part of AIFUL's diversified plan for further improvements in financial position, and the continued strengthening of its overall financial health based on careful observation of market movements.

Issue name:	**AIFUL Corporation 35th Unsecured Bond** (Limited Inter-bond Pari Passu Clause)
Issue amount:	30billion yen
Interest rate:	0.80% per annum
Issue price:	100% of face value; face value equals 100 yen
Offering date:	March 18, 2003 to April 3, 2003
Payment date:	April 4, 2003
Maturity date:	July 28, 2005 (2 year 3 month bond redeemable in lump sum at maturity)
Use of funds:	Operating loans
Lead underwriter:	The Nomura Securities Co., Ltd.
Trustees:	Aozora Bank, Ltd. Sumitomo Trust & Banking Co., Ltd. Mizuho Trust & Banking Co., Ltd.
Rating:	Japan Credit Rating Agency (JCR) has rated the bonds A Japan Rating and Investment Information, Inc. (R&I) has rated the bonds A- (A minus)